B2GOLD

ANNUAL INFORMATION FORM

March 28, 2025

MGP

B2GOLD 2025 Annual Information Form

TRANSFER AGENT AND REGISTRAR	142
MATERIAL CONTRACTS	142
NAMES OF EXPERTS AND INTEREST OF EXPERTS	143
ADDITIONAL INFORMATION	143
SCHEDULE A AUDIT COMMITTEE CHARTER	A-1

B2GOLD 2025 Annual Information Form

B2GOLD CORP.
ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form ("AIF"), B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as "we", "our", "us", the "Company" or "B2Gold". All information contained in this AIF is as at December 31, 2024, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words "is", "are", "current", "currently", "presently", "now" and similar expressions in this AIF is to be construed as referring to information given as of that date. Readers are also encouraged to review our annual financial statements and management's discussion and analysis of the Company for the year ended December 31, 2024.

Cautionary Note Regarding Forward-Looking Information

Capitalized terms used but not defined in this Cautionary Note have the meaning given to them in this AIF.

This AIF includes certain "forward-looking information" and "forward-looking statements" (collectively “forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, gold extraction, revenues and cash flows, capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput and ore processing; electricity and power demands; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Project total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025; gold production at the Fekola Complex increasing in 2025 relative to 2024; the Goose Project producing approximately 300,000 ounces of gold per year for the first six full years of production; the first gold pour at the Goose Project occurring in the second quarter of 2025; the receipt of a permit for Fekola underground and Fekola underground commencing operation in mid-2025; the receipt of the exploitation permit for Fekola Regional and the timing and amount of gold production in connection therewith; the implications of the 2023 Mining Code and 2024 MOU; the Antelope deposit contributing to  gold production at the Otjikoto Mine starting in 2026; the completion of a feasibility study on the Gramalote Project in mid-2025 and the results thereof; the potential to develop the Gramalote Project as an open pit gold mine; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; our ability to service our debts; the availability of our revolving credit facility for future drawdowns; our ability to pay interest on the convertible notes, redeem the convertible notes at our option, or purchase the convertible notes as per their terms; certain statements related to B2Gold’s intention to implement a Normal Course Issuer Bid, and the proposed terms thereof. All statements in this AIF that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

B2GOLD 2025 Annual Information Form

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond our control, including risks associated with or related to: the volatility of metal prices and our common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in our feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by us; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on our operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for our operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and our reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in this AIF and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

Our forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; our ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2GOLD 2025 Annual Information Form

Our forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. We do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

All the forward-looking statements contained in this AIF are qualified by these cautionary statements.

Currency and Exchange Rate Information

Our financial statements are reported in U.S. dollars. All dollar amounts referenced in this AIF, unless otherwise indicated, are expressed in U.S. dollars. A reference in this AIF to:

  "A$" is to the lawful currency of Australia;
  "C$"or "Canadian dollar" is to the lawful currency of Canada;
  "N$" is to the lawful currency of Namibia; and
  "$", "US$" or "U.S. dollar" is to the lawful currency of the United States.

The high, low, average and closing exchange rates for Canadian dollars in terms of U.S. dollars, as quoted by the Bank of Canada, for each of the last three calendar years , were as follows:

	2024	2023	2022
Highest rate during period	US$0.7510	US$0.7617	US$0.8031
Lowest rate during period	US$0.6937	US$0.7207	US$0.7217
Average rate during period	US$0.7302	US$0.7410	US$0.7692
Rate at the end of period	US$0.6950	US$0.7561	US$0.7383

On March 25, 2025, the daily average rate of exchange for one Canadian dollar in U.S. dollars, as quoted by the Bank of Canada, was C$1.00 = US$0.6995.

Production Results, Technical Information and Cautionary Note for United States Readers

Actual and projected production results presented in this AIF reflect total production at the mines we operate on a 100% project basis. As further discussed in this AIF, a wholly-owned B2Gold subsidiary has a direct ownership interest of 80% in the Fekola Mine, 90% in the Otjikoto Mine, and the right to purchase 100% of the ore from the Masbate Gold Project (each mine and project are as defined herein). In respect of Calibre Mining Corp. ("Calibre"), attributable production was included up to June 20, 2024 (being, 19,644 ounces).

B2GOLD 2025 Annual Information Form

The disclosure included in this AIF uses Mineral Reserve and Mineral Resource classification terms that comply with reporting standards in Canada and the Mineral Reserve and Mineral Resource estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council - Definition Standards for Mineral Resources & Mineral Reserves adopted by CIM Council on May 19, 2014 (the "CIM Standards"), which were adopted by the Canadian Securities Administrators' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Modifying Factor or Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

B2GOLD 2025 Annual Information Form

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the "Exchange Act"). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system with the U.S., we are not required to provide disclosure on our mineral properties under the SEC Modernization Rules and we provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this AIF may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance that any mineral reserves or mineral resources that we may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had we prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Further, estimates of inferred mineral resources have significant geological uncertainty and it should not be assumed that all or any part of an inferred mineral resource will be converted to the measured or indicated categories. Mineral resources that are not mineral reserves do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves.

The term "Qualified Person" as used in this AIF means a Qualified Person as that term is defined in NI 43-101. Except where otherwise disclosed, William Lytle, P.E., Senior Vice President and Chief Operating Officer of B2Gold, a Qualified Person, has approved the scientific and technical information related to operations matters contained in this AIF and Andrew Brown, P. Geo., Vice President, Exploration of B2Gold, a Qualified Person, has approved the scientific and technical information regarding exploration matters contained in this AIF.

B2GOLD 2025 Annual Information Form

CORPORATE STRUCTURE

Name, Address and Incorporation

B2Gold was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 30, 2006. Our head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, and our registered office is located at Suite 1600 – 925 West Georgia Street, Vancouver, British Columbia, Canada.

Intercorporate Relationships

A significant portion of our business is carried on through our subsidiaries. The chart below includes the name and jurisdiction of incorporation of our material subsidiaries and certain subsidiaries holding an interest in mineral projects that we consider significant as described in this AIF. All ownership of subsidiaries is 100% unless otherwise indicated. Certain subsidiaries are indirectly owned by us through wholly-owned subsidiaries not reflected below.

B2GOLD 2025 Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS

We are an international, responsible gold producer based in Vancouver, Canada with three operating mines (one mine in each of Mali, Namibia and the Philippines) and one mine under construction in Nunavut, Canada. In addition, we have a portfolio of other development and exploration projects in several countries including Mali, Finland, Cote d'Ivoire and Colombia. Our material properties consist of the following three mines and one mine under construction:

  Fekola mine (80% ownership), an open pit and future underground gold mine located approximately 40 kilometres ("km") south of the city of Kéniéba, Mali (the "Fekola Mine");

  Otjikoto mine (90% ownership), an open pit and underground gold mine located approximately 300 km north of Windhoek, the capital of Namibia (the "Otjikoto Mine");

  Masbate gold project (ownership as described under "Material Properties - Masbate Gold Project" below), an open pit gold mine, located near the northern tip of the island of Masbate, 360 km southeast of Manila, the capital of the Philippines (the "Masbate Gold Project"); and

  Goose project (100% ownership), an open pit and underground gold mine under construction located in the Back River Gold District in Nunavut, Canada, approximately 520 km northeast of Yellowknife, the Northwest Territories (the "Goose Project").

Three Year History

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

 2022 Developments

On February 2, 2022, we announced that a Malian subsidiary of B2Gold had received a new exploration permit covering the same perimeter as the Menankoto exploration permit (the “Menankoto Permit”), issued by the Government in compliance with the procedures and requirements set out under Mali’s 2019 Mining Code (the “2019 Mining Code”) (the previous permit had been issued under Mali’s 2012 Mining Code (the “2012 Mining Code”)), which provides for an initial term of three years and is renewable for two additional three year periods. Menankoto SARL subsequently withdrew the related international arbitration proceedings against the Republic of Mali.

B2GOLD 2025 Annual Information Form

On February 2, 2022, we announced an updated Mineral Resource estimate for the Cardinal zone, which is a conventional open pit located within 500 metres (“m”) of the Fekola open pit (the “Fekola Open Pit”) and includes the Cardinal and FMZ deposits (the “Cardinal Zone”).

In March 2022, we announced an updated and significantly increased Mineral Resource estimate (including initial estimates for oxide Indicated Mineral Resources and sulphide Inferred Mineral Resources) for the Menankoto Permit and the Bantako Nord exploration permit (the “Bantako Nord Permit”), located approximately 20 km north of the Fekola Mine.

On April 21, 2022, we completed the acquisition of the Bakolobi research permit in Mali from a local Malian company (the "Bakolobi Permit"), which forms part of the Anaconda Area. The Bakolobi Permit has an area of 100 square kilometers ("km2") and is held by our subsidiary MaliCan Exploration SARL. It occupies the gap between the northern boundary of the Médinandi Exploitation Licence (as defined below) and the southern boundary of the Menankoto Permit. The acquisition of the Bakolobi Permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako Nord Permit and the north-east of the Menankoto Permit, southwest of the Médinandi Exploitation Licence (which hosts the Fekola Open Pit and Cardinal Zone) to the southeast end of the Bakolobi Permit.

On September 20, 2022, we acquired Oklo Resources Limited (“Oklo”), in consideration for 0.0206 of a B2Gold common share (each whole share, a “Common Share”) and A$0.0525 in cash for each ordinary share of Oklo. On closing, we issued 10,742,814 Common Shares to Oklo shareholders, representing approximately 1% of the issued and outstanding Common Shares on an undiluted basis, and paid aggregate cash consideration of approximately A$27.4 million to Oklo shareholders. The acquisition of Oklo provided us with additional landholding covering the highly prospective greenstone belt in Mali, including the 100 km2 Dandoko exploration permit (the “Dandoko Permit”). The Dandoko Permit is located on a subparallel, north-trending structure east of the prolific Senegal-Mali Shear Zone, approximately 25 km from the Fekola Mine and approximately 25 km from the Anaconda Area.

 2023 Developments

On January 1, 2023, Ms. Lisa Pankratz was appointed to our board of directors (the "Board").

On January 26, 2023, we announced a target to reduce our Scope 1 and 2 greenhouse gas (“GHG”) emissions by 30% by 2030 against a 2021 baseline. We continue to be an innovative leader within the mining industry with respect to the management of sustainability issues and this commitment to GHG emissions reduction forms a key part of our Climate Strategy, incorporating climate management as a part of our business strategy and planning process. To achieve our GHG emission reduction target, we are pursuing initiatives to increase the proportion of renewable energy sources, electrify operations, and improve energy efficiency. Our Otjikoto and Fekola operations both maintain fully autonomous hybrid power plants consisting of 5.8 megawatt (“MW”) and 30 MW solar installed capacity, respectively. We also expanded our hybrid solar plant at the Fekola Mine (the “Fekola Solar Plant”). Construction of the Fekola Solar Plant expansion project commenced in the third quarter of 2023 and completed in the fourth quarter of 2024. The expanded Fekola Solar Plant is expected to reduce annual emissions by an estimated 63,000 tonnes of carbon dioxide equivalent and reduce the annual consumption of heavy fuel oil (“HFO”) by an estimated 20 million liters. The expanded Fekola Solar Plant is expected to supply approximately 30% of the site’s total electricity demand and is considered to be one of the largest off-grid solar/HFO hybrid power plants in the world.

B2GOLD 2025 Annual Information Form

On April 19, 2023, we completed the acquisition of Sabina Gold & Silver Corp. ("Sabina"), by way of a court-approved plan of arrangement under the BCBCA (the "Sabina Transaction"). As consideration under the Sabina Transaction, we issued 0.3867 of a Common Share for each Sabina common share, resulting in the issuance of approximately 216 million Common Shares. Through the Sabina Transaction, we acquired Sabina's 100% owned Back River Gold District, which is located in southwestern Nunavut, Canada, approximately 520 km northeast of Yellowknife. The district comprises mining leases and claims covering approximately 97,481.96 hectares ("ha") with eight mineral claim blocks on the 183 km belt. The most advanced is the fully permitted Goose Project, currently under construction, with first gold pour expected in the second quarter of 2025. The second most advanced is the George project, situated approximately 60 km northwest from the Goose Project. Significant infrastructure exists at the Goose Project site along with the port facility at Bathurst Inlet. A Framework Agreement was signed with the Kitikmeot Inuit Association ("KIA") outlining renewable 20-year benefit and land tenure agreements. B2Gold recognizes that respect and collaboration with the KIA is central to the licence to operate in the district and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area.

On June 21, 2023, we released an updated and significantly increased Mineral Resource estimate (including initial estimates for sulphide Indicated Mineral Resources) for the Anaconda Area, comprised of the Menankoto Permit, the Bantako Nord Permit and the Bakolobi Permit, located approximately 20 km north of the Fekola Mine. The updated and significantly increased Mineral Resource estimate constrained within a conceptual pit shell at a gold price of $1,800 per ounce includes an initial Indicated Mineral Resource estimate of 57,100,000 tonnes at 1.11 grams per tonne ("g/t") gold for a total 2,030,000 ounces of gold, and an Inferred Mineral Resource estimate of 46,600,000 tonnes at 1.33 g/t gold for 2,000,000 ounces of gold. The Mineral Resource estimate includes first time reporting of sulphide Indicated Mineral Resource estimate of 17,400,000 tonnes at 1.40 g/t gold for a total of 780,000 ounces of gold, together with a sulphide Inferred Mineral Resource estimate of 37,100,000 tonnes at 1.44 g/t gold for a total of 1,720,000 ounces of gold. Sulphide Inferred gold grade improved by 15% from the March 2022 Mineral Resource estimate.

On June 23, 2023, at our 2023 annual general and special meeting of shareholders, Kelvin Dushnisky and Thabile Makgala were elected to our Board. Mr. Dushnisky was subsequently appointed as the Chair of the Board, succeeding Robert Cross who did not stand for re-election.

In July 2023, our revolving credit facility ("Revolving Credit Facility") was increased from $600 million to $700 million under the accordion feature with the addition of the National Bank of Canada to the syndicate of lenders.

On August 28, 2023, we implemented a Dividend Reinvestment Plan (the "DRIP"). The DRIP provides our shareholders residing in Canada and the United States (or in certain other eligible jurisdictions) with the opportunity to have the cash dividends declared on all or some of their Common Shares automatically reinvested into additional Common Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders' cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by our Board. A Form F-3D registration statement was filed with the SEC and became effective upon filing on September 1, 2023.

B2GOLD 2025 Annual Information Form

On October 5, 2023, we acquired the remaining 50% of the Gramalote Project from AngloGold Ashanti Limited (“AngloGold”), located in the Department of Antioquia, Colombia, which resulted in us owning 100% of the Gramalote Project. Under the terms of this transaction, the purchase price is payable in cash and consists of the following payments to AngloGold based on, and contingent upon, certain milestones:

  $20 million paid upon closing of the transaction;
  $10 million upon B2Gold announcing a construction decision at the Gramalote Project;
  $10 million upon commercial production at the Gramalote Project, contingent on commercial production beginning within five years of closing of the transaction (if commercial production does not commence within five years of closing of the transaction, no payment will be made);
  $10 million on the first anniversary of commercial production at the Gramalote Project; and
  $10 million on the second anniversary of commercial production at the Gramalote Project.

Upon completion of the acquisition, we added 2.11 million ounces of Indicated Mineral Resources and 0.74 million ounces of Inferred Mineral Resources to our consolidated Mineral Resource inventory. In late 2023, we completed a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. The results of the review were used to determine the optimal parameters and assumptions for the preliminary economic assessment, which was completed in the second quarter of 2024.

 2024 Developments

On January 23, 2024, we completed a gold prepayment arrangement (the "Gold Prepay") for $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 12% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2026). The Gold Prepay was executed by existing Revolving Credit Facility participants, Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

The 2024 winter ice road (“WIR”) campaign successfully concluded in May 2024, delivering all necessary materials from the Marine Laydown Area (“MLA”) at the Bathurst Inlet for the construction of the Goose Project. Materials trucked from the MLA to the Goose Project site during the 2024 WIR campaign exceeded 2,100 total loads and included 400 loads of diesel fuel.

On June 18, 2024, we released the results of a positive preliminary economic assessment (“PEA”) on our 100% owned Gramalote Project  in  Colombia. Highlights of the PEA, include a significant production profile with average annual gold production of 185,000 ounces over a 12.5 year project life and strong project economics with an after-tax net present value discounted at 5% of $778 million and an after-tax internal rate of return of 20.6%. We have commenced work with the goal of completing a feasibility study by mid-2025. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

B2GOLD 2025 Annual Information Form

On June 20, 2024, we sold 79 million common shares of Calibre reducing our ownership interest to approximately 4% resulting in us no longer having significant influence over Calibre. As a result, subsequent to June 20, 2024, we no longer record attributable production from Calibre. In the second half of 2024, we disposed of our remaining 32 million shares in Calibre.

On June 20, 2024, we released an initial Inferred Mineral Resource Estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit, located approximately three km south of the Phase 5 open pit at the Otjikoto Mine in Namibia. The initial Inferred Mineral Resource Estimate was sufficient to initiate a PEA on development of the deposit by underground mining methods, similar to the Wolfshag deposit.

On August 13, 2024, we completed the sale of a portfolio of precious and base metals royalties (the "Royalties") to Versamet Royalties Corporation ("Versamet") (formerly, Sandbox Royalties Corp.), a private, returns-focused metals royalty company. Under the terms of the sale, Versamet acquired ownership of the Royalties and as consideration issued common shares to us at a price of C$0.80 per share. We currently hold approximately 33% of Versamet (152.3 million common shares).

On September 11, 2024, we entered into a Memorandum of Understanding (the "2024 MOU") with the State of Mali in connection with the ongoing operation and governance of the Fekola Complex, including the development of both the underground project at the Fekola Mine (owned 80% by B2Gold and 20% by the State of Mali) and Fekola Regional.

The material terms of the 2024 MOU include:

  The Fekola Mine (including Fekola underground) continues to be governed by the 2012 Mining Code and the Fekola Mining Convention through 2040. This includes continued stability of the ownership, income tax and customs regimes and the Company's dispute resolution rights under the Fekola Mining Convention;
  Distribution of all retained earnings currently attributable to the State of Mali's 10% ordinary share interest and conversion of that interest to a 10% preferred share interest with priority dividends going forward;
  Settlement of any and all income tax assessments for the period through 2023;
  Settlement of any and all customs and regulatory disputes and assessments that are currently outstanding; and
  Acknowledgement by the State of Mali of outstanding value-added tax ("VAT") credits and agreement on a repayment schedule outlining the timing for reimbursement of outstanding VAT, together with clear guidelines on the expectation for reimbursement of VAT going forward.

As of the year ended December 31, 2024, the Company has made all payments required under the 2024 MOU.

Under the 2024 MOU, the State of Mali agreed to expedite the issuance of an exploitation permit for Fekola Regional and the approval of the exploitation phase for Fekola underground. Upon issuance of the exploitation permit for Fekola Regional, mining operations will begin with initial gold production expected to commence in late 2025, with the potential to generate approximately 180,000 ounces of additional gold production per year from Fekola Regional sources during the first four full years of production from 2026 to 2029, through the trucking of open pit ore to the Fekola mill. Initial gold production from Fekola underground is expected to commence in mid-2025.

B2GOLD 2025 Annual Information Form

Greg Barnes and Basie Maree were appointed to our Board effective November 1, 2024. Following these appointments, the Board consists of ten members, nine of whom are independent.

On December 17, 2024, we completed the renewal of our Revolving Credit Facility, increasing the total available amount from $700 million to $800 million, plus a $200 million accordion feature. The maturity date of the Revolving Credit Facility is now December 17, 2028, and was completed with a syndicate of banks comprised of Canadian Imperial Bank of Commerce, as co-lead arranger and administrative agent, ING Bank N.V., Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, HSBC Bank USA, and Citibank N.A., Canadian Branch.

 Developments Subsequent to December 31, 2024

On January 28, 2025, we completed an offering of 2.75% convertible senior unsecured notes due on February 1, 2030 (the “Convertible Notes”) in an aggregate principal amount of $460 million, which included exercise of the full amount of the over-allotment option to purchase an additional $60 million of Convertible Notes. The initial conversion rate for the Convertible Notes is 315.2088 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Common Share.

On February 4, 2025, we announced the preliminary results of a positive PEA on the Antelope deposit located at our Otjikoto Mine, which includes an initial life of mine ("LoM") of five years, an average grade of 5.57 g/t and production LoM of approximately 327,000 oz with an average gold recovery of 95%. Based on the positive results from the PEA, the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement the low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for the Otjikoto Mine into the next decade. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

DESCRIPTION OF THE BUSINESS

General

We are an international, responsible, gold producer based in Vancouver, British Columbia, with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits, with gold deposits as the primary focus. We conduct gold mining operations and exploration and drilling campaigns to define and develop Mineral Resources and Mineral Reserves on our properties with an intention of developing, constructing and operating mines on such properties.

Our corporate objective is to continue to maximize profitable production from our mines, grow as a profitable and responsible gold producer through further advancement of our pipeline of development and exploration projects, evaluate new exploration, development and production opportunities, make accretive acquisitions, and continue to pay an industry competitive dividend.

B2GOLD 2025 Annual Information Form

Principal Product - Markets and Distribution

Our principal product is gold. Gold can be readily sold on numerous markets throughout the world and it is easy to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, as a hedge against future inflation and for portfolio diversification. governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, we are not dependent upon the sale of gold to any one customer.

Our gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers or to refiners at market prices. Given the availability of alternative smelters or refiners, no material adverse effect would result if we lost the services of any of our current smelters or refiners. Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions

Special Skills and Knowledge

Various aspects of our business require specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance, accounting, risk management, safety and security, community relations and human resources. We have highly qualified management personnel and staff, an active recruitment program, and believe that persons having the necessary skills are generally available. We have found that we can locate and retain competent employees and consultants in such fields and have maintained a high retention rate of highly skilled employees. We do not anticipate having significant difficulty in recruiting other personnel as needed. Training programs are in place for workers that are recruited locally.

Competitive Conditions

The gold exploration and mining business is a competitive business. We compete with numerous other companies (including some of the largest mining companies in the world) and individuals in the search for and the acquisition of quality gold properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees. Our ability to acquire and develop gold properties in the future will depend not only on our ability to develop and operate our present properties, but also on our ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Cycles

The mineral exploration, development and production business is subject to mineral and commodity price cycles. The marketability of minerals is also affected by worldwide economic cycles.

B2GOLD 2025 Annual Information Form

Employees

Our business is administered principally from our head office in Vancouver, British Columbia, Canada. We also have offices in Edmonton, Alberta, Canada; Bamako, Mali; Manila, Philippines; Windhoek, Namibia; Cambridge Bay, Nunavut, Canada; and Medellin, Colombia. As at December 31, 2024, we, including our subsidiaries, employ a total of 4,783 permanent employees and 1,695 fixed-term (temporary) employees for a total of 6,478 employees.

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at the Otjikoto Mine has historically been negotiated annually, however, the current collective bargaining agreement is valid for a two-year term, which expires on February 28, 2026. In addition, our employees at the Fekola Mine are part of a union that governs the entire mining industry in Mali and the Fekola delegates have created an executive office, affiliated with the Section of Trade, Mines and Industry in Mali and the National Workers Union in Mali. Currently, all labour discussions are managed through union delegates that are elected during site-wide elections. Labour relations at each of our operations continue to be positive.

International Operations

Our principal operations and assets are located in various countries including Mali, Namibia, the Philippines, Canada and Colombia.  Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, royalties, excise and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of Indigenous and local peoples, regional and national instability and security, mine safety, corruption and sanctions. The effect of these factors cannot be accurately predicted. See "Risk Factors" below.

Environmental Protection

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things: emissions into the air; discharges into water; management of waste and hazardous substances; protection of natural resources, cultural heritage and endangered species; and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental and health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures.

Additionally, environmental laws in some of the countries in which we operate, as well as certain organizations that we are members of, require that we periodically perform environmental audits and impact studies at our mines. These studies could reveal presently unknown environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities.

B2GOLD 2025 Annual Information Form

Our current estimated aggregate closure and reclamation cost at our operating mines, being the Fekola Mine, the Masbate Gold Project and the Otjikoto Mine, is approximately $133 million on an undiscounted basis. These estimates are generally based on conceptual level engineering and will be updated periodically to reflect changes in site conditions and the LoM plans. See "Environmental, Occupational Health and Safety, Social and Regulatory" below and the disclosure regarding environmental matters under the respective descriptions of our material properties for further details regarding environmental matters.

Environmental, Occupational Health and Safety, Social and Regulatory

Our Board has a Sustainability Committee that assists the Board in overseeing occupational health and safety, sustainability, environmental (including climate change), social (including community relations and human rights) and physical security strategies, policies and programs, and related risk management and performance. The Sustainability Committee, comprised of four independent directors, meets quarterly with management to review current and emerging issues, evaluate performance and risk management, and to evaluate and update policies and procedures.

 HSE Management System Standards and Performance Standards

We have implemented an integrated set of Health, Safety and Environmental ("HSE") Management System Standards ("Management System Standards") and a set of stand-alone Performance Standards for operational health and safety ("OHS") and environment and biodiversity ("Performance Standards") that identify, define and prescribe the requirements for the development, implementation and administration of HSE activities at corporate and operational site locations. The Management System Standards and Performance Standards are based on compliance with in-country regulatory requirements and conditions, and are further supported by international standards in circumstances where national regulations are not sufficiently stringent (for example, the International Organization for Standardization ("ISO") standards, and other international and industry best practices such as the Mining Association of Canada's Towards Sustainable Mining guiding principles and protocols, International Council on Mining and Metals (the "ICMM") mining principles, and the International Cyanide Management Code).

Consistent application of the Management System Standards and Performance Standards helps enable us to identify, mitigate and manage risk, and minimize impacts on the environment and surrounding communities from our activities. Management, supervisors and employees are held accountable for HSE performance and for effective implementation of the Management System Standards and Performance Standards at the site level. External third parties are engaged to conduct regularly scheduled verification audits of the Management System Standards and Performance Standards to ensure alignment and functionality.

We ensure our Management System Standards and Performance Standards are consistently, properly, and effectively implemented. We have implemented a multi-year audit schedule, and all our operating sites are audited regularly by independent experts. A HSE Management System Standards and OHS Performance Standards audit was conducted at Masbate in 2023 and at Fekola and Otjikoto in 2024. All operations previously underwent OHS Performance Standards audits in 2021 and 2022. Environmental and Biodiversity Performance Standards audits were conducted at all our operating sites in 2024. In addition to the above audits, the Masbate Gold Project is required to be certified to ISO 14001 and has maintained this certification since 2016. The Goose Project will be audited under the same processes once it enters production.

B2GOLD 2025 Annual Information Form

 Environmental

We updated our Environmental and Biodiversity Policy in 2023 and comprehensively updated our Environmental and Biodiversity Performance Standards in early 2024 to incorporate recent developments and improvements in industry standards, as well as our growth. B2Gold's Sustainability Strategic Plan ("Strategic Plan") identifies key environmental and social aspects for prioritization in line with the Company's environmental, social and governance ("ESG") priorities and defines specific systems and performance objectives for our operations. Operations are required to develop and implement plans to ensure objectives from the Strategic Plan are identified, budgeted for, and achieved. The Strategic Plan strengthens our governance, reduces our risks and liabilities, and supports our overall goal of continuously improving performance. Environmental aspects within the Strategic Plan are climate risk, water, tailings and waste, biodiversity, and integrated closure planning.

 Community

Our Social Responsibility and Human Rights Policy defines our commitment to facilitate a positive and sustainable legacy by understanding and managing the social and economic impacts and opportunities resulting from our presence. We are committed to open and respectful engagement with our stakeholders. We respect community rights, interests and culture, and where Indigenous Peoples are identified as potentially impacted by our operations, we work to obtain their free, prior and informed consent. We recognize human rights, as defined in the International Bill of Human Rights, and align our approach to human rights risk management with the United Nations Guiding Principles on Business and Human Rights (the "UNGPs") and the Voluntary Principles on Security and Human Rights (the "VPSHR").

We adopted a set of Social Performance Standards to provide minimum requirements for the social practices and performance of our operations. Our Social Performance Standards align with international best practices, including those of the International Finance Corporation (the "IFC"), the ICMM and the UNGPs. Our Social Performance Standards manage key issues including stakeholder engagement, grievance management, community investment, land acquisition and resettlement, local content, human rights, artisanal and small-scale mining ("ASM"), social closure, security and human rights, social baseline and impact assessment and management, Indigenous Peoples and cultural heritage.

We conduct audits of our Social Performance Standards with independent experts. In 2021, we conducted third-party audits at our Fekola and Otjikoto Mines. We completed the audit at the Masbate Gold Project in 2022. All operating sites are scheduled to be audited against the Social Performance Standards again in 2025. With the support of external experts, we also conduct human rights assessments and security risk assessments in accordance with the VPSHR. These assessments, including recommendations to address salient human rights risks and impacts, are discussed and confirmed with our executives and reported to the Sustainability Committee. In 2021, we carried out a VPSHR risk assessment at the Fekola Mine and Masbate Gold Project and conducted a VPSHR risk assessment and a human rights impact assessment at our Gramalote Project. In 2024, the Company conducted VPSHR assessment updates at each of the Fekola Mine, Masbate Gold Project, Otjikoto Mine and Gramalote Project and a human rights risk assessment at the Goose Project.

B2GOLD 2025 Annual Information Form

Our Strategic Plan described above includes the following social aspects: stakeholder engagement; livelihood restoration; local content; community development and investment; and Indigenous Peoples and cultural heritage.

We have also implemented a Supplier Code of Conduct as part of our commitment to human rights and ongoing efforts to improve supply chain risk management. It outlines our expectations that suppliers act in accordance with our corporate commitments in their management of health and safety, labour and human rights, the environment, business conduct and ethics, and socio-economic development. In 2024, we enhanced our due diligence practices by recruiting a Senior Manager, Risk, Ethics and Compliance, at the corporate level. This role oversees our compliance management processes to ensure they are in strict alignment with relevant regulatory mandates and our internal business policies. We are also developing a Supplier Assessment Questionnaire ("SAQ") to be supported by a software management platform aimed at further identifying potential risks of modern slavery within our supply chains. These tools will be designed to promote cooperation between suppliers and our organization in mitigating potential modern slavery risks, enhance transparency in our supply chain, and pinpoint opportunities for expanded due diligence.

Our Community Investment Standard, which aligns with the IFC Performance Standards and ICMM guidance on community development, defines how we focus on sustainable contributions to the communities where we operate. The following is a summary of our community development efforts in 2024:

  Fekola Mine: Fekola operates its social investment programs through the Fekola Community Development Plan ("CDP") and Livelihood Restoration Projects. The CDP enters a new two-year cycle for 2025-2026, with community-selected projects approved by a steering committee chaired by the Sub-Prefect of Kéniéba.

Key 2024 developments included a Socioeconomic and Demographic Survey, updating the community baseline database. This enhanced resource enables Fekola's Corporate Social Responsibility team to better measure efforts and drive impactful outcomes. Community projects prioritize water and sanitation, education and health access, food security, and income generation.

Additionally, in partnership with Global Affairs Canada and Cowater, Fekola supports the FEMA Project (Femmes et Enfants des communautés Minières Artisanales). This 5-year initiative (2022-2026) focuses on improving living conditions for women and children in ASM communities within Fekola Mine's area of influence.

  Masbate Gold Project: Philippine regulations mandate that a social development expenditure equal to 1.5% of the previous year's annual operational costs is invested in support of socio-economic development in the areas impacted by a mining operation, resulting in a significant community investment budget managed separately by Filminera Resources Corporation ("Filminera") and Philippine Gold Processing & Refining Corp. ("PGPRC") in consultation with local stakeholders through an annual Social Development and Management Program (the "SDMP"). Projects are identified and implemented in coordination with multi-stakeholder committees and town councils, and support education, infrastructure, health services, and livelihood development. Following an extensive consultation process in 2023 with our eight impacted communities, the fourth iteration of the SDMP was established in 2024 and is valid until 2028.
B2GOLD 2025 Annual Information Form

  Otjikoto Mine: At B2Gold Namibia, a SME Development Framework has been developed, which offers business training, infrastructure support, and inclusivity measures to empower small business owners in Otjiwarongo and Otavi. Strategic partnerships progressed with Ohorongo Cement, resulting in agreements to collaborate in 2025 on projects based in the town of Otavi. In 2024, the company progressed its social transition strategy, focusing on finding alternative funding sources or concluding investment as the mine prepares to transition to post closure. Impactful initiatives developed across key sectors include:

    Water Infrastructure: Co-funded the Otavi water reticulation project in partnership with the Otavi Town Council and Ministry of Urban and Rural Development, addressing critical water needs.
    Education: Expanded the EduVision program to new schools and collaborated with Colorado State University to enhance Physics education using digital tools and innovative teaching methods.
    Youth Development: Celebrated 20 years of transformative training at the KAYEC Pre-vocational Center.
    Healthcare: Opened the Ombili Primary Healthcare Clinic ahead of schedule, exemplifying public-private partnership success.
    Economic Empowerment: Launched the SME Assistance and Development Program to support local entrepreneurs and stimulate job creation.

  Goose Project: We continued enhanced Back River Project Inuit Impact & Benefit Agreement ("IIBA") implementation with the KIA throughout 2024 in preparation for operations in 2025. The Goose Project saw continued Inuit employment growth throughout the year alongside the development of strategic partnerships to deliver Inuit employee support programming focused on mental health and youth training initiatives. In addition, in 2024, the Goose Project committed approximately C$195 million in contracting opportunities with Kitikmeot Qualified Businesses. We continue to develop a "Kitikmeot Social Investment Plan," scheduled to be launched in 2025. In addition, to maximize Inuit training and employment, we have partnered with KIA to create an Inuit employment and training focused working group.

  Gramalote Project: In Colombia, there has been significant progress in mining formalization, with 295 artisanal miners operating with appropriate regulatory authorizations, benefiting over 1,500 people in the surrounding communities. Community investment initiatives continue to target education, health, livelihoods, local suppliers, and arts and cultural activities in the San Roque District. The Nus Symphonic Band initiative continues to enrich the cultural lives of young people in the region, while events like the Copa Atlético Nacional Gramalote Festival in Providencia have integrated sports, resettlement, and local entrepreneurship efforts. The Gramalote Farm has emerged as a cornerstone of regional economic empowerment, producing 47 tons of feed and 50,000 eggs in 2024. Through these efforts and strong government relations, the project remains dedicated to fostering sustainable growth and creating opportunities that transform lives across our areas of influence.

  Corporate Office, Vancouver, Canada: As a Canadian company, we are also committed to supporting community initiatives at home through our More Than Mining Fund. The fund invests in programs to support people living with challenges associated with poverty, mental health, addiction, violence, and abuse. Our fund partners with local charity organizations that deliver complex social services to the most vulnerable and at-risk people. For 2024, the Company provided financial support of approximately C$1 million to community organizations in Canada.

B2GOLD 2025 Annual Information Form

 Diversity and Inclusion

We are committed to fostering work experiences and environments that are inclusive and accessible to individuals from diverse backgrounds, abilities, cultures, and identities and to enhancing our equitable, diverse and inclusive ("EDI") performance, guided by our EDI Workplaces Policy, as well as our Diversity Policy for Board and Management.

The EDI Workplaces Policy promotes diversity through:

  global and regional leadership that is active, committed and accountable;
  strategies and plans to identify and remove barriers;
  policies that are fair, call for equal access and treatment, and inform principled decision-making and behaviour;
  training and development that support growth, provide career advancement opportunities and build talent pipelines;
  engagement that stimulates dialogue, awareness, education and collaboration;
  change by way of actionable measures that are informed by, and assessed through, metrics; and
  grievance mechanisms with remedial action in cases of proven discrimination and harassment.

The Diversity Policy establishes a target of 30% female representation on the Board, which was achieved in January 2023, and 30% female representation in management-level positions. As at December 31, 2024, B2Gold's Board exceeds the 30% target, with 40% of the Board being women, and three of the four board subcommittees being chaired by female directors.

As articulated in these two policies, the Company is dedicated to equitable treatment of all persons, irrespective of gender, race, ethnicity, nationality, religion and sexual orientation, as well as reasonable and safe accommodation of people with disabilities. Employment decisions are based on the inherent nature of the job and not on personal characteristics or circumstances that are unrelated to the execution of work. The Executive team has overall responsibility for our EDI initiative and performance, and the regional leadership teams are responsible for developing and delivering on the annual EDI plans for each region.

We implemented a global three-year EDI Strategy for 2020 through 2022 to lay the foundational work for a sustainable approach to EDI at each of our operations. Following our initial EDI survey completed in 2019 that provided baseline data for the three-year EDI plan, we conducted a refreshed survey in 2023 to understand where progress has been made and where opportunities for improvement continue to exist.

We remain focused on providing fair and respectful workplaces for all people and increasing the number of women through recruitment, talent development, promotion and retention. In 2024, our regional teams continued to develop practices that support EDI and deliver EDI actions, including review of policies, practices, facilities, training and engagements, and the continued collection of EDI data to increase transparency around hiring, promotions, attrition and compensation.

Priority corporate EDI initiatives for 2025 include the continued implementation of a global mentorship program and a global employee engagement survey.

We report on our environmental, social and governance risk management and performance on an annual basis in our Responsible Mining Report that is published on our website at www.b2gold.com.

B2GOLD 2025 Annual Information Form

SUMMARY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Probable Mineral Reserves Statement

Country	Mine, Project or Area	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Mali	Fekola Mine (including Fekola Open Pit, Cardinal Zone, and stockpiles)	41,000	1.65	2,170	80	1,740
	Fekola Regional	13,800	1.97	880	90	790
	Total Fekola Complex	54,800	1.73	3,050		2,520
Philippines	Masbate Gold Project	61,000	0.73	1,430	100	1,430
Namibia	Otjikoto Stockpiles and Wolfshag Underground	1,300	3.24	140	90	120
Canada	Goose Project	11,300	6.82	2,480	100	2,480
Total Probable Mineral Reserves (includes stockpiles)				7,090		6,550

Notes:

1. Mineral Reserves are reported at the point of delivery to the process plant, and have been classified using the CIM Standards.

2. Fekola Complex: The Mineral Reserves have an effective date of December 31, 2024 and have been prepared by Peter Montano, P.E., our Vice President, Projects, and a Qualified Person under NI 43-101. Mineral Reserves are reported on a 100% basis. B2Gold holds an 80% attributable interest in the Fekola Mine (including the Fekola Open Pit, Cardinal Zone, and stockpiles); the remaining 20% interest in these areas is held by the State of Mali. B2Gold holds a 90% attributable interest in Fekola Regional (as defined below), and the remaining 10% interest in these areas is held by the State of Mali. Under the 2023 Mining Code, the State's initial interest in Fekola Regional is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder.

3. Mineral Reserves for the Fekola Open Pit are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 93%, selling costs of $231.44/oz including royalties, mining cost at surface elevation of $2.74/t mined, average processing cost of $15.34/t processed, and site general costs of $8.97/t processed. For Mineral Reserve reporting, the model with 2.5 x 5 x 2.5 m blocks (Resource model) were regularized to 5 x 20 x 10m blocks. For Indicated blocks, within the December 2022 conceptual resource pit, above a cut-off of 0.65 g/t, the large block regularized model compared to the regularized resource model is +0.3% on tonnage, -1.1% on grade and -0.8% on contained gold. No additional dilution or ore loss has been applied for final reserve reporting. Mineral Reserves are reported above a cut-off grade of 0.65 g/t Au.

4. Mineral Reserves for the Cardinal Zone are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 93%, selling costs of US$231.44/oz including royalties, mining costs ranging from US$1.94/t mined for saprolite to US$2.44 for fresh rock at surface elevation, processing costs ranging from US$10.38/t processed for saprolite to US$16.09/t processed for fresh rock, and site general costs of US$0.44/t processed. For Mineral Reserve reporting, a 1.0 x 0.5 x 0.5 m rind of edge dilution was applied at each mineralization zone contact in the regularized model. For Indicated blocks, within the 2024 resource pit, at a cut-off of 0.65 g/t Au, the regularized model with edge dilution compared to the regularized model is +8.7% on tonnage, -10.6% on grade and -2.7% on contained gold. Mineral Reserves are reported above a cut-off grade of 0.65 g/t Au.

5. Mineral Reserves for the Anaconda Area are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 93%-94% by rocktype, selling costs of US$322.09/oz including royalties and tolling charges, mining costs ranging from US$2.91/t mined for saprolite to US$3.41 for fresh rock at surface elevation, processing costs ranging from US$14.60/t processed for saprolite to US$20.40/t processed for fresh rock that includes haulage cost to the Fekola mill, and site general costs of US$1.89/t processed. For Mineral Reserve reporting, a 1.0 x 1.0 x 0.5 m (X, Y, Z) rind of edge dilution was applied at each mineralization zone contact in the regularized model. For Indicated blocks, within the June 2023 conceptual resource pit, at cut-offs of 0.40 g/t Au for weathered material and 0.60 g/t Au for fresh, the regularized model with edge dilution compared to the regularized (Resource) model is +2.9% on tonnage, -4.9% on grade and -2.2% on contained gold. Mineral Reserves are reported above a cut-off grade of 0.65 g/t Au for sulphides and 0.50 g/t Au for oxides.

B2GOLD 2025 Annual Information Form

6. Mineral Reserves for the Dandoko Area are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 76%-94% by rocktype, selling costs of US$322.09/oz including royalties and tolling charges, mining costs ranging from US$1.95/t mined for saprolite to US$2.45 for fresh rock at surface elevation, processing costs ranging from US$15.66/t processed for saprolite to US$21.37/t processed for fresh rock that includes haulage cost to the Fekola mill, and site general costs of US$0.94/t processed. For Mineral Reserve reporting, the subcell models were regularized to a block size of 5 x 10 x 3.3333 m for SK1, and 5 x 10 x 10 m for SK2 and SK3 to account for dilution expected during mining. For Indicated plus Inferred blocks, within the February 2023 conceptual pit, at a cut-off of 0.30 g/t Au, the regularized model compared to the subcell model is +1% on tonnage, -4% on grade and -3% on contained gold. At a cut-off of 0.65 g/t Au, the regularized model compared to the subcell model is +11% on tonnage, -12% on grade and -1% on contained gold. Mineral Reserves are reported above a cut-off grade of 0.65 g/t Au for sulphides and 0.50 g/t Au for oxides.

7. Mineral Reserves from the Fekola Open Pit, Cardinal Zone, and stockpiles are reported above a cut-off grade of 0.65 g/t Au. Mineral Reserves from Fekola Regional are reported above a cut-off grade of 0.65 g/t Au for sulphide ore, and above a cut-off of 0.50 g/t Au for oxide ore.

8. Masbate Gold Project: Mineral Reserves are reported on a 100% project and attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements, and the remaining 60% is owned by Zoom Mineral Holdings Inc. (“Zoom”), a Philippine shareholder company. Please see “Material Properties – Masbate Gold Project” below for a further discussion of the foregoing. Masbate Mineral Reserves have an effective date of December 31, 2024 and have been prepared by Peter Montano, P.E., our Vice President, Projects and a Qualified Person under NI 43-101. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,750/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 59–84%), and average base operating cost estimates of US$1.46–US$2.23/t mined (mining), US$14.26/t processed (processing), US$2.48–3.78/t processed (site general), and US$75.34/oz selling cost including royalties. Reserve model dilution and ore loss were applied through whole block averaging such that at a 0.45 g/t Au cut-off there is a 4.1% increase in tonnes, a 5.4% reduction in grade, and a 1.6% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves are reported at an assay cut-off grade of 0.42 g/t Au.

9. Otjikoto Mine: Mineral Reserves are reported on a 100% project and a 90% attributable basis, the remaining 10% interest is held by EVI Mining (Proprietary) Ltd. ("EVI"), a Namibian empowerment company. The Qualified Person for the Mineral Reserve estimate is Peter Montano, P.E., our Vice President, Projects. Mineral Reserves from stockpiles are based on a gold price of US$1,750/oz, metallurgical recovery of 98%, selling costs of US$73.94/oz including royalties and levies, average processing cost of US$12.97/t processed, and site general costs of US$3.95/t processed. Mineral Reserves in stockpiles are reported above a cut-off grade of 0.45 g/t Au. Mineral Reserves that will be mined by underground methods assume a modified transverse longhole stoping mining method, gold price of US$1,750/oz, metallurgical recovery of 98%, selling costs of US$73.94/oz including royalties and levies, average mining cost of US$92.26/t ore mined, average processing cost of US$12.97/t processed, general costs of US$5.87/t processed, 22% dilution, and 90% mining recovery. Mineral Reserves that will be mined by underground methods are reported above a cut-off grade of 2.11 g/t Au.

10.  Goose Project: Mineral Reserves are reported on a 100% project and attributable basis within the Goose Claims Group. The Mineral Reserves have an effective date of December 31, 2024. The Qualified Person for the open pit and stockpile Mineral Reserve estimate is Peter Montano, P.E., our Vice President, Projects. The Qualified Person for the underground Mineral Reserve estimate is Michael Meyers, P.Eng., our Manager, Projects. Mineral Reserves from open pit mine methods and stockpiles are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 92.5%, selling costs of US$90.00/oz including royalties and levies, average mining cost of US$4.92/t mined at surface, average processing cost of US$41.08/t processed, and site general costs of US$66.95/t processed. Reserve model dilution and ore loss were applied through whole block averaging such that at a 1.65 g/t Au cut-off, for all pits combined there is a 32% increase in tonnes, a 25% reduction in grade, and a 1% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves that will be mined by open pit methods or are in stockpiles are reported above a cut-off grade of 1.65 g/t Au. Mineral Reserves that will be mined by underground methods assume longhole stoping mining methods, gold price of US$1,750/oz, metallurgical recovery of 92.5%, selling costs of US$90.00/oz including royalties and levies, average mining cost of US$120.13/t ore mined, average processing cost of US$41.08/t processed, site general costs of US$66.95/t processed, dilution % variable by stoping area, and 90% mining recovery. Mineral Reserves that will be mined by underground methods are reported above a cut-off grade of 4.64 g/t Au.

11. Stockpiles: Mineral Reserves in stockpiled material are reported in the totals for the Fekola Mine, the Masbate Gold Project, Goose Project and the Otjikoto Mine, and were prepared by mine site personnel at each operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control ("GC") methods. Stockpile cut-off grades vary by deposit, from 0.40-1.65 g/t Au.

12. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

B2GOLD 2025 Annual Information Form

Indicated Mineral Resource Statement

Country	Mine, Project or Area	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Mali	Fekola Open Pit and Stockpiles	82,770	1.28	3,400	80	2,720
	Cardinal Zone	11,720	1.43	540	80	430
	FNE Zone	4,510	1.24	180	80	140
	Total Fekola Mine	99,000	1.29	4,110		3,290
	Anaconda Area	56,860	1.11	2,030	90	1,830
	Dandoko Area	8,510	1.48	410	90	370
	Total Fekola Regional	65,370	1.16	2,430		2,190
	Total Fekola Complex	164,370	1.24	6,550		5,480
Philippines	Masbate Gold Project	125,030	0.75	3,030	100	3,030
Namibia	Otjikoto Mine	40,180	0.71	920	90	830
Colombia	Gramalote Project	192,710	0.68	4,220	100	4,220
Canada	Goose Claims Group	15,460	7.16	3,560	100	3,560
	George Claims Group	1,680	7.85	420	100	420
	Total Goose Project and Back River District	17,140	7.23	3,990		3,990
Total Indicated Mineral Resources (includes stockpiles)		539,430	1.08	18,700		17,540

Inferred Mineral Resource Statement

Country	Mine, Project or Area	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Mali	Fekola Open Pit	7,710	0.97	240	80	190
	Cardinal Zone	11,220	1.38	500	80	400
	FNE Zone	1,490	1.16	56	80	44
	Total Fekola Mine	20,430	1.21	790		630
	Anaconda Area	51,490	1.25	2,070	90	1,860
	Dandoko Area	1,370	0.78	34	90	31
	Total Fekola Regional	52,860	1.24	2,100		1,890
	Total Fekola Complex	73,290	1.23	2,900		2,530
Philippines	Masbate Gold Project	31,240	0.80	800	100	800
Namibia	Otjikoto Mine	7,440	2.84	680	90	610
Colombia	Gramalote Project	81,950	0.54	1,420	100	1,420
Canada	Goose Claims Group	10,060	7.54	2,440	100	2,440
	George Claims Group	3,730	9.32	1,120	100	1,120
	Total Goose Project and Back River District	13,780	8.02	3,550		3,550
Total Inferred Mineral Resources		207,700	1.40	9,350		8,910

B2GOLD 2025 Annual Information Form

Notes:

1. Mineral Resources are reported in situ or in stockpiles and have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Fekola Open Pit: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali. Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Vice President, Projects. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$2,100/oz, metallurgical recovery of 93%, selling costs of US$276.48/oz including royalties, and revenue-based taxes and mining funds, and operating costs of US$2.30/t mined (mining), plus a sinking rate of US$0.035 per 10 m depth, US$0.30/t mined (site general) and US$13.95/t processed plus US$6.73/t processed (site general) and $1.38/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.40 g/t Au. Cost inputs for this Mineral Resource estimate are based on the 2012 Mining Code.

3. Cardinal Zone: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali (as part of the Médinandi Exploitation Licence). Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$2,100/oz, metallurgical recovery of 93%, selling costs of US$276.48/oz including royalties, and revenue based taxes and mining funds, and operating cost estimates of US$1.50–US$2.00/t mined (mining) plus a sinking rate of US$0.035 per 10 m depth, US$0.15/t mined (site general), US$8.50–US$14.21/t processed (processing), US$0.50/t processed (haulage), US$0.33/t processed (site general) and $1.38/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30 g/t Au for oxide and 0.40 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2012 Mining Code.

4. FNE Zone: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali (as part of the Médinandi Exploitation Licence). Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$2,100/oz, metallurgical recovery of 93-94%, selling costs of US$276.48/oz including royalties, and revenue based taxes and mining funds, and operating cost estimates of US$1.50-US$2.00/t mined (mining) plus a sinking rate of US$0.035 per 10 m depth, US$8.50-US$14.21/t processed (processing), US$0.50/t processed (haulage), and $1.38/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30 g/t Au for oxide and 0.40 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2012 Mining Code.

5. Anaconda Area: Mineral Resources for the Anaconda Area are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by the State of Mali. Under the 2023 Mining Code, the State’s initial interest is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder. Anaconda Area Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$2,100/oz, metallurgical recovery of 93–94%, selling costs of US$385.26/oz including royalties and tolling charges, and revenue-based taxes and mining funds, and operating costs of US$1.80–US$2.30/t mined plus a sinking rate of US$0.035 per 10 m depth, US$0.15/t mined (site general), US$8.50–US$14.21/t processed (processing), US$4.81/t processed (haulage), US$1.13/t processed (site general), and US$1.38/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30–0.35 g/t Au for oxide and a cut-off grade of 0.40 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2023 Mining Code.

6. Dandoko Area: Mineral Resources are reported on a 100% project and a 90% attributable basis for the Dandoko Area; the remaining 10% interest is held by the State of Mali. Under the 2023 Mining Code, the State’s initial interest is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder. Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$2,100/oz, metallurgical recovery of 76–94%, selling costs of US$385.26/oz including royalties and tolling charges, and revenue-based taxes and mining funds, and operating costs of US$1.80–US$2.30/t mined plus a sinking rate of US$0.035 per 10 m depth, US$0.26/t mined (site general), US$8.50–US$14.21/t processed (processing), US$5.77/t processed (haulage), US$0.57/t processed (site general), and US$1.38/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30–0.35 g/t Au for oxide and a cut-off grade of 0.50 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2023 Mining Code.

B2GOLD 2025 Annual Information Form

7. Masbate Gold Project: Mineral Resources are reported on a 100% project and attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements, and the remaining 60% is owned by Zoom, a Philippine shareholder company. Please see “Material Properties - Masbate Gold Project” below for a further discussion of the foregoing. Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Michael Johnson, P.Geo., our Technical Services Manager. The Qualified Person for the Mineral Resources in stockpile estimate is Peter Montano, P.E., our Vice President, Projects. Mineral Resources are reported within a conceptual open pit based on a gold price of US$2,100/oz, modeled metallurgical recovery (resulting in average metallurgical recoveries by resource area that range from 60–89%), and operating cost estimates of US$1.50–US$2.00/t mined (mining), US$14.87/t processed (processing), US$2.48–US$3.78/t processed (site general) and a selling cost of US$89.34/oz. Mineral Resources are reported at an average cut-off grade of 0.35 g/t Au.

8. Otjikoto Mine: Mineral Resources are reported on a 100% project and a 90% attributable basis, the remaining 10% interest is held by EVI, a Namibian empowerment company. Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Vice President, Projects. Mineral Resource estimates that are amenable to open pit mining methods are reported within a conceptual open pit shell based on a gold price of US$2,100/oz, metallurgical recovery of 98%, selling costs of US$87.02/oz including royalties and levies, and operating cost estimates of US$3.26/t mined (mining), US$13.92/t processed (processing) and US$3.96/t processed (site general). Mineral Resources that are potentially amenable to open pit mining are reported at a cut-off grade of 0.25 g/t Au. Mineral Resources that are potentially amenable to underground mining are reported at cut-off grades of 1.5, 1.90 or 2.50 g/t Au and a minimum diluted thickness of 4.0 m. Underground resource reporting assumes a gold price of US$2,100/oz Au, process recovery of 98%, variable mining costs by mining method of US$75.76–140.46/t mined, processing cost of US$18.84/t processed, and a selling cost of US$87.94/oz Au produced.

9. Gramalote Project: Mineral Resources are reported on a 100% project basis. The Mineral Resource estimate has an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resources assume an open pit mining method and are reported within conceptual pit based on a gold price of US$2,100/oz, metallurgical recovery of 81.7–84% for oxide and 87.6–97.6% for sulphide, mining cost estimates of US$2.61–US$2.92/t mined (average mining cost), processing cost of US$6.02–US$6.17 for oxide, US$9.36–US$9.51/t for sulphide processed (processing) and US$2.34/t processed (site general),and selling costs of US$70.37/oz including royalties and levies.. Mineral Resources are reported at cut-off grades of 0.16 g/t Au for oxide and 0.19 g/t Au for sulphide.

10. Goose Project and Back River District, including the Goose and George Claims Groups: Mineral Resources are reported on a 100% project basis. Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration.

11. Goose Claims Group: Mineral Resource estimates that are amenable to open pit mining methods are reported within conceptual open pit shells based on a gold price of US$2,100/oz, metallurgical recovery of 92.5%, selling costs of US$107.50/oz Au including royalties and levies, and operating cost estimates of US$5.99–6.63/t mined (mining), US$32.40–32.72/t processed (processing) and US$22.27/t processed (site general), pit slope angles of 45º, and an exchange rate of C$1.33:US$1.00. Mineral Resources potentially amenable to open pit mining methods are reported at an average cut-off grade of 0.9 g/t Au. Mineral Resource estimates potentially amenable to underground mining are reported at a cut-off grade of 2.2 g/t Au, assuming a gold price of US$2,100/oz Au, process recovery of 92.5%, variable mining costs by deposit of US$134.20–171.18/t mined, processing cost of US$54.72/t processed, and a selling cost of US$107.50/oz Au produced. No stope or other constraint was applied.

12. George Claims Group: Mineral Resources potentially amenable to open pit mining methods are reported within conceptual open pit shells based on a gold price of US$2,100/oz, metallurgical recovery of 92.5%, selling costs of US$107.50/oz Au  including royalties and levies, and operating cost estimates of US$6.56/t mined (mining), US$57.94/t processed (processing) and US$26.55/t processed (site general), pit slope angles of 43º, and an exchange rate of C$1.33:US$1.00. Mineral Resources potentially amenable to open pit mining methods are reported at an average cut-off grade of 1.4 g/t Au. Mineral Resource estimates potentially amenable to underground mining are reported at a cut-off grade of 3.1 g/t Au, assuming a gold price of US$2,100/oz Au, process recovery of 92.5%, mining costs of US$175.46/t mined, processing cost of US$84.50/t processed including haulage, and a selling cost of US$107.50/oz Au produced. No stope or other constraint was applied.

13. Stockpiles: Mineral Resources in stockpiled material are reported in the totals for the Fekola Mine, the Masbate Gold Project, the Goose Project and the Otjikoto Mine and were prepared by mine site personnel at each operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine GC.

14. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

B2GOLD 2025 Annual Information Form

MATERIAL PROPERTIES

Fekola Complex

Certain portions of the following information are derived from and based on the technical report entitled "Fekola Gold Complex, Mali, NI 43-101 Technical Report" that has an effective date of December 31, 2023, and was prepared by Andrew Brown, P.Geo., Peter Montano, P.E., John Rajala, P.E., and Ken Jones, P.E. (the "Fekola Report"), and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Fekola Complex, please refer to the Fekola Report, which is available on SEDAR+ at www.sedarplus.ca. Information that post-dates the Fekola Report is provided by B2Gold.

"Fekola Complex" means: the Fekola Mine and Fekola Regional; "Fekola Mine" means the Médinandi Exploitation Licence (as defined below), which hosts the Fekola Open Pit (including Fekola underground) and the Cardinal Zone; "Cardinal Zone" means the Cardinal and FMZ deposits; "Fekola Regional" means the Anaconda Area and Dandoko Area; "Anaconda Area" means the Bakolobi Permit, Menankoto Permit and Bantako Nord Permit areas; and "Dandoko Area" means the Dandoko Permit area.

 Property Description, Location, and Access

Overview

The Fekola Complex is located in southwestern Mali on the border between Mali and Senegal, about 210 km south of Kayes and approximately 40 km south of the city of Kéniéba. The Fekola Mine is accessible by road from Dakar or by road or air from Bamako. From Bamako to Kéniéba, it is approximately 480 km along the Millennium Highway, then 40 km on unsealed roads to the mine site. A dedicated haul road was constructed between the Anaconda Area and the Fekola Mine in 2023, and this is currently used as the primary access road. The Bantako Nord Permit is currently accessed using an existing unpaved road via the villages of Bréma and Menankoto. The Dandoko Area is accessible via road from Bamako via the RN24 road, which services the village of Dabia. The Dandoko Area will have a dedicated haul road constructed in advance of planned operations to connect to the Fekola Mine. Both the Anaconda Area and Dandoko Area haul roads will be used to facilitate the transportation of ore and other products between the Fekola Mine and the planned operations. Access to the Fekola Mine is by air and by road. We constructed a gravel airstrip adjacent to the mine and operate regularly scheduled flights from Bamako to the mine site.

B2GOLD 2025 Annual Information Form

Mineral Tenure

The Fekola Complex (including the Anaconda Area, the Dandoko Area and Médinandi Exploitation Licence) covers a total area of 337 km2.

The Médinandi Exploitation Licence is permit number PE 13/21, granted on February 13, 2014, following Decree 2014/0070-PM-RM, has an area of 75 km2 was granted, and is valid until February 13, 2044, a 30-year term. The licence is renewable by successive periods of 10 years until the exhaustion of the Mineral Reserves. The Médinandi Exploitation Licence hosts the Fekola Mine. The Médinandi Exploitation Licence was initially held in the name of Songhoi Resources SARL ("Songhoi"). In October 2014, we acquired a 90% interest in Songhoi through the acquisition of Papillon Resources Pty. Ltd. ("Papillon"), and in January 2015 we purchased the remaining 10% non-controlling interest in Songhoi held by Mani SARL.

The Menankoto Permit is 52 km2 in area and is located approximately 13 km to the north of the Médinandi Exploitation Licence. The Bantako Nord Permit is 10 km2 in area and is located north of and immediately adjacent to the Menankoto area. The Bakolobi Permit is 100 km2 in area and is immediately adjacent to the north and east of the Médinandi Exploitation Licence. The Anaconda Area (covering the Menankoto, Bantako, and Bakolobi Permits perimeters) will be combined into a single exploration permit to be held by B2Gold Mali Resources SARL. The period of exploration of this future combined permit will expire on December 30, 2027, renewable for one additional three-year period, i.e. until December 30, 2030.

The Dandoko Permit, which is 100 km2 in area, is held in the name of Africa Mining SARL, and is located approximately 25 km due east of the Médinandi Exploitation Licence. The permit was granted on August 10, 2017, and renewed on December 16, 2020, for a period of three years, and is currently undergoing the renewal process for the third and final renewal period.

Ownership and Dividends

Fekola S.A., our Malian exploitation company, was incorporated on March 17, 2016 and merged with Songhoi in December 2016 to become the holder of the Médinandi Exploitation Licence. As required under the 2012 Mining Code, we contributed a 10% free carried non-dilutable interest in Fekola S.A. to the State of Mali, and the State of Mali also had the option to purchase an additional 10% participating interest in Fekola S.A., which it exercised as described below. As a result, the State of Mali holds a 20% interest in Fekola S.A., and we hold the remaining 80% interest.

Subsequently, we entered into a mining convention with the State of Mali in the form required under the 2012 Mining Code that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation, and taxation applicable to the Fekola Mine (as amended, the “Fekola Convention”). The Fekola Convention governs the procedural and economic parameters under which we operate the Fekola Mine. The Fekola Convention will expire in 2040, as provided under the 2024 MOU (see discussion on the 2024 MOU later in this sub-section). The Mineral Reserves and Mineral Resources for Fekola Mine are prepared on the basis of the 2012 Mining Code and the stabilized fiscal regime included in the Fekola Convention, as amended by the 2024 MOU.

B2GOLD 2025 Annual Information Form

In August 2017, we entered into certain additional agreements with the State of Mali including a shareholders agreement (the "Fekola Shareholders Agreement"), the share purchase agreement pursuant to which the State of Mali exercised its right to acquire its additional 10% ownership interest in Fekola S.A. (the "Share Purchase Agreement") and an amendment to the Fekola Convention to address and clarify certain issues under the 2012 Mining Code. In August 2018, the participation of the State of Mali in Fekola S.A. for a total of 20% was approved by the Malian Council of Ministers, through an ordinance and a decree of the Council of Ministers and signed by the President of Mali. In light of such approval, we transferred ownership of 20% of Fekola S.A. to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola S.A. The second fully participating 10% of the State of Mali's interest used to entitle it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to us.

In 2022, the State of Mali initiated an audit of the mining sector, including a review of existing mining conventions for existing mines. In 2023, the Government of Mali undertook some major reforms in the mining sector. The 2023 Mining Code was adopted on August 29, 2023. A commission comprised of Malian Government advisors and representatives was established and tasked with negotiating certain aspects of existing mining conventions and clarifying the application of the 2023 Mining Code to both existing and new mining projects. The 2023 Mining Code introduced some other key changes including: increases in taxes and in particular the ad valorem tax (“TAV”); elimination of tax exoneration on petroleum products during the exploitation phase; introduction of new mining funds, the contributions to which are based on revenue; tolling charges; limited tax and customs regime stabilization; and separate mining conventions to be signed for the exploration and for the exploitation phases. Decrees relating to the implementation of the new mining funds were adopted on March 11, 2025. There are three funds: a local development fund calculated at a rate of 0.75% of revenue, a geological research, capacity building and training fund calculated at a rate of 0.50% of revenue, and an electricity & water infrastructure development fund calculated at a rate of 1.0% of revenue for the first five years and 2.5% of revenue thereafter. The impact of the 2023 Mining Code on the Fekola Mine is, however, limited as further explained below and provided under the 2024 MOU.

Following an extensive negotiation process, B2Gold entered into a memorandum of understanding with the State of Mali in September 2024. The 2024 MOU includes an overall framework which covers the settlement of outstanding matters arising from the State's mining audit, income tax and customs audits, as well as clarification and agreement on the application of the 2023 Mining Code to the Fekola Complex.

The material terms of the 2024 MOU include:

  The Fekola Mine (including Fekola underground) continues to be governed by the 2012 Mining Code and the Fekola Mining Convention through 2040. This includes continued stability of the ownership, income tax and customs regimes and the Company's dispute resolution rights under the Fekola Convention;
  Distribution of all retained earnings attributable to the State's 10% ordinary share interest as at the date of signature of the 2024 MOU and conversion of that interest to a 10% preferred share interest with priority dividends going forward;
  Settlement of any and all income tax assessments for the period through 2023;
  Settlement of any and all customs disputes and assessments for the period through 2023;
B2GOLD 2025 Annual Information Form

  Removal of tax exoneration on petroleum products for the Fekola Mine, in exchange for a reduction by 2% of the applicable special tax on certain products (Impôt Spécial sur Certains Produits or "ISCP") rate for both the Fekola Mine and Fekola Regional;
  Acknowledgement by the State of Mali of outstanding VAT credits and agreement on a repayment schedule outlining the timing for reimbursement of outstanding VAT, together with clear guidelines on the expectation for reimbursement of VAT going forward; and
  Fekola Regional will be governed by the 2023 Mining Code.

Under the 2023 Mining Code, the State's initial interest in Fekola Regional is maintained at 10%, but the additional interest that may be acquired by the State has increased from 10% to 20%, and a further 5% interest must be available to be acquired by a local Malian stakeholder, raising the aggregate State and private Malian interests in new projects to a potential total ownership interest of 35%.

Effective January 1, 2024, and as governed by the 2024 MOU, priority dividends are now based on 20% (instead of 10% previously, as a consequence of the conversion of the 10% ordinary shares of the State into preferred shares, as provided under the 2024 MOU) of the Fekola Mine's annual net income each year and are accounted for as an income tax. Priority dividend payments are due and payable in the second quarter following the year in which the obligation was generated. B2Gold's interest in the Fekola Mine also attracts ordinary dividends based on free cash flows for which the first distribution commenced in December 2020. Ordinary dividends are now expected to be declared at least annually and will be based on free cash flows generated from the Fekola Mine's operations after funding its capital expenditures and working capital requirements. Ordinary dividends will be fully allocated to our account going forward based on the Company's ordinary shareholding. Ordinary dividend distributions are subject to a 10% withholding tax.

Surface Rights and No-Go Zones

The State of Mali owns all surface rights in the Fekola Mine area, and no surface rights have been registered to a private entity. Land has been designated for exclusive surface use by the Fekola Mine through the establishment of "No-Go Zones". These areas are established by formal, regulatory decision of the local administration of Kenieba. An initial "No-Go Zone" was established for the construction and operation of the Fekola Mine (the "Médinandi No-Go Zone"). The Médinandi No-Go Zone was expanded in 2021 to include land required for the mining of the Cardinal Zone. The No-Go Zone was expanded again by decision number 22-012/PCK dated February 23, 2022 to include land for the second tailings storage facility ("TSF2").

The State of Mali owns all surface rights on the Anaconda Area, and no surface rights have been registered to a private entity. A "No-Go Zone" was originally established on the Menankoto Permit in February 2020. This "No-Go Zone" was expanded in December 2023 to allow for the construction and operation of the Bantako Nord mine plan and Menankoto Sud mine infrastructure operations and activities. The expanded "No-Go Zone" includes land on the Bakolobi area. In March 2024, we implemented a "No-Go Zone" on the Bantako Nord Permit to commence mining activities in this area. Land in the Dandoko Area will be required to be designated for exclusive surface use by B2Gold for mining activities by formal, regulatory decision through the establishment of a "No-Go Zone". We will proceed with the application for a "No-Go Zone" as mine planning advances in the Dandoko Area. The "No-Go Zone" will avoid communities and larger artisanal small mining ("ASM") areas to the extent practicable, to minimize impacts regarding access to land and resources.

B2GOLD 2025 Annual Information Form

Royalties and Taxes

A 1.65% NSR royalty on production from the Fekola Mine is payable to a local Malian company. There is a 2% NSR royalty attached to the Dandoko Permit.

The 2012 Mining Code introduced a TAV applicable to all substances, the taxable basis of which is the square-mine value of extracted substances, exported or not, minus intermediary fees and expenses. Following the adoption of the 2023 Mining Code, the tax rate for gold is based on the price of gold and varies from 3% up to 7.5% for a gold price up to $2,500/oz (to be then increased by 0.5% for each $400/oz price increase). VAT is also payable in Mali.

Under the 2012 Mining Code, for Fekola Mine, the corporate income tax rate is reduced to 25% for a 15-year period from the start of production. Under the 2023 Mining Code, for Fekola Regional, the corporate income tax rate is 30%.

Under the 2012 Mining Code, holders of an exploitation licence that produce, in one year, more than 10% of the expected quantity fixed in the annual production program approved by their shareholders' general assembly are liable for additional taxes. This consists of standard taxes and rights applying to operations and results relating to overproduction. Under the 2023 Mining Code, this additional tax is based on any overproduction compared to the production provided in the feasibility study and the tax is a royalty based on the value of the overproduction that varies between 20% and 40%.

In addition, the ISCP, rate is calculated on the basis of turnover exclusive of VAT. Under the Fekola Convention, the applicable ISCP rate for gold is 3% (to be reduced to 1%, as provided under the 2024 MOU, see above). Under the 2023 Mining Code, the appliable ISCP rate for gold is 5% for Fekola Regional (reduced to 3%, as provided under the 2024 MOU, see above). Fekola S.A. is also subject to a stamp duty of 0.6% of its revenue.

 History

A number of companies have completed exploration activities in the Fekola Complex area, including Société Nationale de Recherches et d'Exploitation des Ressources Minières de Mali, Bureau de Recherches Géologiques et Minières, the Guefest Company, Western African Gold and Exploration S.A., Randgold Resources Ltd., Central African Gold plc, African Mining SARL, Compass Gold Corporation, Papillon, and Oklo.

The work programs included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground gravimetric and ground induced polarization ("IP") geophysical surveys, airborne magnetic and electromagnetic surveys, soil, rock, and termite geochemical sampling, trenching, auger, rotary air blast ("RAB"), aircore ("AC"), reverse circulation ("RC") and core drilling, Mineral Resource and Mineral Reserve estimates and updates to those estimates, environmental studies to support environmental permit applications, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, construction of haul roads to the Fekola plant, and mining and technical studies. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

Using assumptions and allowances in the 2004 Australasian JORC Code, Papillon completed a scoping-level study on the Fekola deposit in 2012, and a pre-feasibility study in 2013; both studies indicated positive project economics. We completed the Fekola feasibility study in 2015 (the "2015 Feasibility Study"), and subsequently commenced mine development activities.

B2GOLD 2025 Annual Information Form

Fekola Open Pit construction was successfully completed in late September 2017, and the mine achieved commercial production on November 30, 2017. The plant throughput was expanded from the 4 Mtpa envisaged in the 2015 Feasibility Study to a nameplate 5 Mtpa as constructed. In 2018, as a result of comminution studies, the throughput rate was expanded, with no plant modifications, to 5.5 Mtpa and the plant was confirmed to be able to process 6 Mtpa with no modifications to existing plant and equipment. The Expansion Study Preliminary Economic Assessment for the Fekola Mine completed in March 2019 indicated that a further plant expansion to 7.5 Mtpa would have positive economics and thus, plant expansion was commenced in late 2019 and was completed in September 2020.

There are known zones of artisanal mining activity within the Fekola Complex area.

 Geological Setting, Mineralization, and Deposit Types

The Fekola Complex is hosted in Birimian Supergroup rocks within the eastern portion of the Paleo-Proterozoic Kédougou-Kéniéba inlier, which covers eastern Senegal and western Mali. The deposits are considered to be examples of orogenic-style gold deposits.

The Fekola and FNE deposits are hosted by a moderate to steeply west-dipping, folded sequence of marine meta-sediments of the Kofi group. The deposits have been metamorphosed to greenschist facies. Gold mineralization is preferentially hosted in very fine-grained, disseminated pyrite, within pervasively dolomitized sediments or diorite, and is focused within highly strained shear zones. Pyrite veinlets are also observed, locally folded within these same shear zones. The Fekola main mineralized shoot extends for over 3 km, along a north-northwesterly strike direction. The shallow portion of the mineralization extends towards the north to the FNE area, for a total near surface mineralized trend of over 8 km. The main Fekola shoot is 35-230 m wide, including high-grade ("HG") shoots that range in width from 8-75 m. The main low-grade shoot is 80-500 m in height, and becomes deeper towards north, including a HG ore shoot that ranges from 80-200 m in height. The mineralization dips steeply to the west, and narrows to the north, where mineralization becomes more tightly constrained above the footwall phyllite contact. The widest and highest-grade portions of the Fekola mineralization are associated with a flexure in the dip angle. The mineralization has been tested on all directions, although it may remain open at depth with the formation of sub-parallel deeper shoots. The deepest mineralized interval intersected by drilling to date is 550 m below surface.

The Cardinal Zone is hosted by southwest-striking mudstones, siltstones, and diorite intrusions with bedding dipping 35-50° to the west. The host stratigraphy is intruded by late feldspar-porphyritic dykes. Mineralization is hosted in a series of west-dipping, brittle-ductile shear zones that are moderately to strongly discordant to lithology contacts. A halo of pervasive silicification locally accompanies veins in the mineralized portion of the shear zone. Gold is spatially associated with quartz-carbonate veins and is strongly associated with coarse grained pyrite (± pyrrhotite in mudstone host) in the wallrock to veins. Rare visible gold has been noted within the quartz-carbonate veins. The Cardinal Zone comprises two principal zones of mineralization: Cardinal and FMZ, the latter being a reference to the structure that has historically been referred to as Fadougou Main Zone. To date, drilling has defined mineralized structures over 3.8 km along strike, with the northern portion of the Cardinal Zone, passing within 500 m of the Fekola Open Pit. The horizontal footprint is up to 400 m wide, and mineralization has been intersected by drilling down to 360 m below surface. The Cardinal mineralization includes multiple 2-30 m wide anastomosing structures, collectively forming a 20-50 m wide zone.

The Anaconda Area is hosted by folded meta-sediments and mafic intrusions of the Kofi Series. The meta-sedimentary sequence is comprised of phyllite, sandstone, siltstone, local mass flow breccia and marls and is intruded by various diorite dykes and sills. Tectonic brecciation of lithologic units and pervasive albitization are common. Brecciation and albitization are concentrated within and along shear zones in the Anaconda Area, as the result of a protracted deformation history; the overlying regolith, including laterite (duricrust), saprolite and saprock, ranges in thickness from several metres, to locally over 100 m thick and conceals fresh rock across the entire Anaconda area. Mineralized zones within saprolite and saprock can locally be traced into bedrock. The Anaconda, Mamba, Boomslang and Cobra deposits have sulfide mineralization potential at depth. Gold mineralization is associated with pyrite, which can occur in zones of network replacement sulphide, and as discrete quartz-carbonate-pyrite and brecciated veins.

B2GOLD 2025 Annual Information Form

Anaconda is the westernmost of the deposits comprising the Anaconda Area. The mineralized footprint in the saprolite horizon extends for 6.5 km along strike and is up to 1 km wide in the central portion of the deposit, narrowing at both ends. The saprolite thickness varies from 2 m to >140 m, averaging 37 m vertical thickness. Mineralization has been identified down to >200m below surface within discontinuous lenses but is commonly restricted to a shallower 100-150 m depth. The mineralized low-grade lenses vary from 10-100 m wide, commonly exhibiting 50 m wide stacked horizons. The Mamba deposit is located approximately 1.2 km northeast of the Anaconda deposit and extends over 3.8 km along strike, including a northeasterly-trending splay. The Mamba Main mineralization footprint is about 400 m wide, not including the eastern and northeastern splays which are 300 m towards the east. The deposit includes multiple south-plunging, steep westerly dipping ore shoots that are 10-80 m wide, locally widening to as much as 100 m in the saprolite. The Cobra deposit is situated approximately 2.6 km southeast of Mamba. It has been defined over a south-southwesterly strike length of 5.4 km, and a width of about 250 m, including a western sub-parallel mineralized trend. The main strand of the Cobra deposit is a planar and continuous, sub-vertical to west dipping structure, 4-30 m wide, drilled down to a depth of 350 m below surface. Both oxide- and sulphide-related gold mineralization is present at Cobra, with mineralized saprolite extending to a depth of approximately 130 m below surface, with 45 m average vertical thickness. The Taipan deposit is located at the southernmost end of Cobra, on a north-northwest trending structure that may crosscut that which hosts the Cobra deposit. Taipan has been defined over a strike length of approximately 6.4 km, bending to a more north-south trend in the northern 2.3 km of the deposit's known extent. Taipan has a horizontal footprint maximum of about 250 m, including the main structure, which is roughly tabular, dips to the west-southwest, and ranges from 5-35 m in width. It has been intersected by drilling to a depth of 220 m below surface.

The Dandoko Area is underlain by sedimentary and to a lesser extent, igneous rocks of the Kofi Series, though much less deformed and altered than those underlying the Fekola Mine and Anaconda Area. The Dandoko Area comprises three discrete mineralized structures, which host the Seko 1, 2, and 3 deposits. The Seko deposits are underlain by a turbidite succession and platform carbonate rocks. A post-mineral dolerite sill intrudes the sedimentary package, as does a granite intrusive body. Except for the dolerite sill, most rock types exhibit overprinting breccia textures. The breccias are interpreted to be a significant control on the distribution of gold mineralization in the bedrock and its weathered equivalents. The Seko deposits have an extensive and well-developed lateritic regolith profile, with weathering observed to over 200 m below surface in certain locations. Gold mineralization is both sulphide- and oxide-related and is localized in a moderately east-dipping zone at Seko 1 and in subvertical zones at Seko 2 and Seko 3. Each of the zones strikes to the northeast. The Seko 1 deposit is about 1.4 km long, and ranges in thickness from 15-35 m, averaging 25 m. Seko 1 has been drill-tested to about 350 m vertical depth. The overall mineralization strike length at the Seko 2 deposit is about 900 m, of which approximately 450 m of strike is well mineralized and forms the basis of the Mineral Resource estimate for this deposit. The mineralization thicknesses range from 40-80 m, averaging 60 m. Seko 2 has been drill-tested to about 320 m vertical depth. The overall mineralization strike length at the Seko 3 deposit is about 1.1 km, of which approximately 700 m of strike is well mineralized and forms the basis of the Mineral Resource estimate for this deposit. The mineralization thicknesses range from 20-40 m, averaging 30 m. Seko 3 has been drill-tested to about 260 m vertical depth.

B2GOLD 2025 Annual Information Form

 Exploration

Exploration activities include: a light detection and ranging survey; regolith and geological mapping; geochemical soil, termite mound, rock chip and grab sampling; ground geophysical surveys (IP, gradient, resistivity, pole-dipole, gravimetric, mise-a-la-masse); airborne geophysical surveys (aeromagnetic, electromagnetic ("EM")); and pitting and trenching.

Geochemical sampling was used as a first-pass tool to define areas of gold anomalism. Geophysical data have been used to develop the broad lithological and structural framework for the Fekola Complex.

Our current and planned exploration activities are discussed under the heading "Production, Development, and Exploration" below.

 Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling).

Drilling includes auger, RAB, AC, RC, and core drilling methods. Drilling completed as at December 31, 2024 on the Fekola Complex includes 11,588 auger drill holes (126,049 m), 1,166 RAB drill holes (24,064 m), 7,893 AC drill holes (384,853 m), 5,311 RC drill holes (632,693 m), 538 drill holes pre-collared with RC collar and completed with a core tail ("RC-core") (156,215 m), and 1,217 core drill holes (307,067). These totals include 114 water holes (15,031 m), 173 geotechnical holes (18,386 m) and 1,166 condemnation holes (63,009 m). Relevant RC grade control ("RC-GC") drilling completed by the Fekola operations in the Fekola Mine includes 1,179 drill holes (68,043m).

Drilling and assaying that supports the Mineral Resource estimate for the Fekola deposit was completed from February 8, 2008 to June 23, 2022. Within the immediate area of the Mineral Resource estimate, there are a total of 1,275 drill holes (285,533.98 m) including 307 core holes (104,589 m), 742 RC holes (98,019 m), 201 RC core holes (78,383 m), and 25 RC-GC drill holes (4,542 m).

Drilling and assaying that supports the Mineral Resource estimate for the Cardinal Zone was completed from January 24, 2007 to December 31, 2024. Within the immediate area of the Mineral Resource estimate, there are a total of 1,131 drill holes (141,511.8 m) including 161 core holes (42,811.9 m), 422 RC holes (51,274.5 m), 37 RC-core holes (11,470.4 m) and 511 RC-GC drill holes (35,955 m).

Drilling and assaying that supports the Mineral Resource estimate for the FNE Zone was completed from February 12, 2008 to December 11, 2024. Within the immediate area of the Mineral Resource estimate, there are a total of 1,203 drill holes (100,130.2 m) including 43 core holes (16,733.5 m), 15 RC-core holes (6,010.7 m), 15 aircore holes (3,930.0 m), 387 RC holes (45,910.0 m), and 643 RC-GC holes (27,546.0 m).

B2GOLD 2025 Annual Information Form

The Mineral Resource estimate drill hole database cut-off date for the Anaconda Area, and inclusive of drilling on the Bantako Nord Permit, Menankoto Permit, and Bakolobi Permit is May 10, 2023. Drilling and assaying that supports the Mineral Resource estimate includes 3,714 AC drill holes (156,625 m), 2,387 RC holes (287,770 m), 121 RC-core holes (29,589 m), and 447 core holes (105,950 m), for a total of 6,669 drill holes (579,933 m of drilling).

The Mineral Resource estimate drill hole database cut-off date for the Dandoko Area is January 27, 2023. Drilling and assaying that supports the Mineral Resource estimate includes 802 aircore drill holes (58,115 m), 352 RC holes (41,269 m), 102 RC pre-collared and completed with core holes (22,571 m), and 42 core holes (5,426 m), for a total of 1,298 drill holes (127,381 m of drilling).

Drill core is photographed, logged and recoveries are recorded. For RC and AC samples, moisture content and sample weight are recorded to ensure adherence to optimum drill recovery practices. Drill hole collar locations are surveyed using global positioning system ("GPS") instruments. Down-hole surveys are performed at regular down-hole intervals using Reflex instrumentation. Most of the drill holes at the Fekola Mine are drilled at -50º to -55º to the east (N90 E) which intersects the main mineralized zone at a high angle. In general, true thicknesses are 70% to 80% of the sampled length. Anaconda Area drilling is mostly drilled at -60º (to the east) to -90º which intersects higher-grade mineralization at a high angle. In general, true thicknesses are 80-100% of the sampled length. Drilling in the Dandoko Area is generally oriented at -55º (to the west) to -270º, which intersects higher grade mineralization at a high angle. In general, true thicknesses are 90-100% of the sampled length. Additionally, a minor proportion of drilling was oriented at -55º (to the northwest) to 315 within Seko 1, combined with several reverse 'scissor' drill holes, oriented at -55º (to the west) to -270º aimed to improve the geological understanding of the Seko mineralization.

Current and planned drilling is summarized under the heading "Production, Development, and Exploration" below.

 Sampling, Analysis, and Data Verification

RC and AC samples are collected at 1 m intervals in plastic bags using a cyclone, and split using a cone or riffle splitter and a three-tier split. Core is typically sampled on 1 m intervals with breaks at lithological contacts and alteration boundaries. Following cutting with a diamond saw, core samples are organized into shipments. The primary laboratory takes possession of the samples at site and transports them to the laboratory for preparation and analysis.

The primary assay laboratories for exploration samples were the SGS laboratories in Kayes ("SGS Kayes") and Bamako, Mali, ("SGS Bamako") and the Fekola Mine laboratory. Samples from RC drilling completed by the Fekola Mine geology department are assayed at the Fekola Mine laboratory. SGS Kayes and SGS Bamako are independent of B2Gold. SGS advised that SGS Bamako is currently ISO 17025 accredited for selected analytical techniques. The Fekola Mine laboratory is not independent and does not hold accreditations.

SGS Morila in southern Mali has been used as a secondary laboratory for Fekola Mine and Anaconda Area samples. Primary samples were sent there periodically, and SGS Morila has also occasionally been used for umpire (check) sampling. SGS Morila is independent of B2Gold. The SGS Kayes and SGS Morila laboratories operated a quality system that SGS considered to be in line with ISO 17025 requirements.

B2GOLD 2025 Annual Information Form

Bureau Veritas in Abidjan, Ivory Coast ("Bureau Veritas Abidjan") has been used as an umpire laboratory for SGS Bamako analyses and SGS Bamako has been used as an umpire laboratory for Bureau Veritas Abidjan and Fekola Mine laboratory analyses. The check laboratory for the Dandoko Permit was Bureau Veritas Abidjan. Bureau Veritas is accredited by the under ISO/IEC17025 for selected analytical techniques and is independent of B2Gold.

The general sample preparation and analytical process is similar for all laboratories. Samples are dried, crushed to 75% passing 2 millimetres ("mm"), and pulverized to 85% passing 75 micrometers ("µm"). Gold analysis consists of a 50 g fire assay with an atomic absorption spectrometer ("AAS") finish. Overlimit gold assays were re-analyzed using a gravimetric finish.

Density determinations are performed by site personnel on dried whole core samples, using the water displacement method.

Quality assurance and quality control ("QA/QC") measures include regular insertion of certified reference materials or standards, field duplicate, and blank materials prior to submission of samples to the laboratory to monitor laboratory accuracy, precision, and sample sequencing. Data imported into the project database is subject to validation, which includes checks on surveys, collar coordinates, lithology data and assay data. The checks are appropriate and consistent with industry norms.

Sample security measures include moving AC, RC, and core samples from the drill site to the sample yard at the end of each drill shift and tracking sample shipments using industry-standard procedures. We are of the opinion that the core storage is secure because the sample yards are remote, access is strictly controlled, and a Company representative has always been present in the camps.

No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation and can be used to support mine planning.

 Mineral Processing and Metallurgical Testing

Metallurgical test work in support of Fekola plant design was completed as part of the 2015 Feasibility Study primarily by SGS Canada in Lakefield, Ontario ("SGS Lakefield"), with support from Jenike & Johanson, Metso, SGS Beckley, Dawson Metallurgical Laboratory, Process Research Ortech, and FLSmidth. Tests on material from Fekola Regional were completed at SGS Lakefield.

Test work on the Fekola deposit included mineralogy, comminution, gravity concentration, grind/recovery, preg-robbing assessment, whole ore leach optimisation, whole ore cyanidation of variability samples at optimized leach conditions, bulk cyanidation, cyanide destruction, oxygen uptake, carbon modelling, slurry rheology, thickening and flocculation, and materials handling. Tests on mineralization from Fekola Regional focused on the amenability of the mineralization to treatment through the Fekola plant using current Fekola conditions.

Based on analysis of results from the 2015 Feasibility Study, the following conclusions can be drawn from the metallurgical and comminution test work programs on the Fekola Mine mineralization:

  The Fekola deposit is classified as hard to very hard competency with above average grinding energy requirements and is moderate to highly abrasive. The ore is amenable to primary crushing followed by a semi-autogenous grind ("SAG") mill and ball mill grinding circuit with pebble crushing ("SABC").
B2GOLD 2025 Annual Information Form

  Fekola ore is predominantly free milling, not preg robbing and is amenable to gold extraction by conventional cyanidation.
  A gravity separation circuit is not warranted for the Fekola deposit. Instead, a carbon column adsorption circuit was included to recover dissolved gold leached in the grinding circuit to facilitate early recovery of gold, particularly during high gold head grade periods.
  The optimum leaching conditions identified are 24-hour cyanidation with 350 parts per million ("ppm") sodium cyanide ("NaCN"), initial lead nitrate addition of 100 g/t, pH 10.3-10.5, dissolved oxygen levels of approximately 15 ppm and a pulp density of 45% solids. The addition of lead nitrate and dissolved oxygen levels of 15 ppm is found to be beneficial in leach kinetics and overall recovery. Anticipated lime and cyanide addition rates are moderate.
  The ore typically yields good recoveries (87% to 97%). Test work results show a logarithmic relationship between the measured gold head grade and resulting gold extraction under optimised leach conditions at a grind size of 75 µm. A grind optimisation study was updated to evaluate the effect of grind size on project economics. The evaluation compared gold revenue against operating and capital expenditure for the grind sizes considered. A grind size (P80) of 75 µm is considered to be the economic optimum for the Fekola Mine.
  Based on the absence of any preg robbing characteristics and very good adsorption properties, a whole ore leach/carbon-in-pulp ("CIP") circuit has been selected for the Fekola process flowsheet. There were no deleterious elements in any of the Fekola samples evaluated in the metallurgical test program which negatively affect gold recovery.
  The cyanidation tailings responded well to cyanide destruction treatment using the SO2/air process.

In 2018, similar test work to that conducted for the 2015 Feasibility Study was completed on selected Fekola North Extension drill core samples at SGS Lakefield. Fekola North Extension test work showed the existing Fekola comminution and leaching circuits are suitable for the Fekola North Extension area mineralization. Based on the metallurgical test work, at a gold head grade of 2.50 g/t Au, the estimated gold extraction for the Fekola deposit is 93.7%. After predicting the gold residue grade for a gold head grade of 2.50 g/t Au, the estimated gold extraction is 93.6% for the Fekola North Extension material.

In 2020, three master composites and five variability samples from the Cardinal deposit were submitted to SGS Lakefield for metallurgical testing confirming the samples were amenable to the Fekola plant operating conditions. The average gold extraction under these conditions was approximately 93%. The average cyanide and lime consumptions were 0.50 kg/t NaCN and 0.89 kg/t calcium oxide. The results were in line with previous test work and plant results.

The amenability of mineralization in the Fekola Deeps area to the Fekola whole ore cyanidation flowsheet was tested during 2022. The results from the tests showed that an average gold extraction of approximately 91% was achievable.

SGS Lakefield performed leach optimization and recovery test work on mineralization from the Anaconda Area. These tests indicate an average gold recovery of 95.3% can be achieved using conventional leach/CIP technology. SO2/air cyanide destruction was also evaluated in the Anaconda metallurgical test program. In August 2018, three composite samples from the Anaconda Area, totaling about 450 kilograms ("kg") each, were collected from RC sample splitter rejects for agglomeration testing at McClelland Laboratories, Nevada, USA ("McClelland"). The test work at McClelland showed that very high cement additions, in the range of 15-20 kg per tonne ("kg/t"), were required for optimum agglomeration in two of the three samples. Agglomerated column testing on a master composite prepared from the original three composites produced a gold recovery of 92.2% after a 62-day leach/rinse cycle. Results of additional testing on the Anaconda saprolite composite samples at SGS Lakefield in 2019 indicated gold recoveries of approximately 90% to 96% were achievable using conventional carbon-in-leach ("CIL") processing and a 12-hour residence time. Overall, an average 94% recovery is forecast from the saprolite material, and an average 93% recovery from the lateritic material.

B2GOLD 2025 Annual Information Form

Early-stage 24-hour bottle roll cyanidation tests were performed by Bureau Veritas Abidjan, on behalf of Oklo, on samples from Seko 1, 2 and 3 in 2018. Gold recoveries averaged 98.2% in oxide mineralization. Initial gravity separation, bond abrasion and mill work indices, leach kinetics, basic grind size variability, and initial flotation test work was completed by ALS Metallurgy in Perth, Australia, on three composite samples collected from Seko 2 in 2020. Cyanide leach gold recoveries were approximately 94% for oxide. Ball mill work indices from the 2020 preliminary test program ranged from 10.2-16.0 kilowatt hours per tonne, which is comparable to other gold operations in the region. Abrasion indices were moderate. Preliminary low total and organic carbon results indicated that preg-robbing should not be an issue in the oxide zone mineralisation. We completed a drill program to provide samples for a metallurgical test work program in late 2022. Test work was completed at SGS Lakefield, and included comminution, and head grades, mineralogy, whole ore cyanidation, carbon adsorption, lateritic material testing, oxygen uptake, and rheology tests. The comminution tests showed the material tested to be in the soft to very soft range. Fresh samples were characterized as medium with respect to resistance to impact breakage and abrasion index testing. Gold extractions for the saprolite samples that contained no sulphur ranged from ~88% to ~97% and averaged ~94%. Sulphide samples were found to return lower gold extractions. An average 94% recovery in the saprolite material, and an average 76% recovery in the fresh material is forecast for the Seko deposit material.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

 Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Fekola Open Pit

The Mineral Resource estimate for the Fekola Open Pit was built using structural, pyrite, mineralization domains, regolith, and lithological interpretations. Assays were capped by mineralization domain with capping levels ranging from 1.5-30 g/t Au. Capping was applied prior to compositing to 2 m lengths. Average density by mineralization domain, overburden type, and weathering domain were used for tonnage estimates.

Ordinary kriged ("OK") and nearest neighbor ("NN") grades were estimated into parent-sized blocks, with Mineral Resources reported from the OK estimate. Block grade estimates were validated by visual comparison to composite grades, comparison of global block statistics to the NN model, swath plots to check for local bias, and reconciliation to GC models.

Indicated Mineral Resource classification is supported by an approximate drill spacing of 55 x 55 m and Inferred Mineral Resource classification is supported by an approximate drill spacing of 100 x 100 m. Stockpiles are classified as Indicated Mineral Resources.

B2GOLD 2025 Annual Information Form

Mineral Resources are confined within pit shells that used a gold price of $2,100/oz. Mineral Resources are reported at a cut-off grade of 0.40 g/t Au for the Fekola mine.

Cardinal Zone

Mineralization, weathering and ASM depletion models were built as 3D solids or surfaces for the Cardinal/FMZ mineral resource model. Assays were capped by mineralization domain, or groups of domains with capping levels ranging from 2-35g/t Au. Some domains were not capped. Capping was applied prior to compositing to 2 m lengths. OK, inverse distance weighting to the third power ("ID3") and NN grades were estimated into parent-sized blocks, with Mineral Resources reported from the OK estimate. Density was assigned to the block model based on averages by regolith type.

Nominal targeted drill hole spacing for classification of Indicated Mineral Resources is 40 x 40 m, and 80 x 80 m for Inferred Mineral Resources.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to declustered composites, swath plots by domain and comparison to change of support distributions.

Mineral Resources are confined within pit shells that used a gold price of $2,100/oz. Mineral Resources are reported above cut-off grades of 0.30 g/t Au for saprolite, laterite and saprock, and 0.40 g/t Au for sulphide.

FNE Zone

Mineralization, weathering and ASM depletion models were built as 3D solids or surfaces for the FNE mineral resource model. Assays were capped by mineralization domain, or groups of domains with capping levels ranging from 1-25 g/t Au. Some domains were not capped. Capping was applied prior to compositing to 2 m lengths. ID3 and NN grades were estimated into parent-sized blocks, with Mineral Resources reported from the ID3 estimate. Density was assigned to the block model based on averages by regolith.

Nominal targeted drill hole spacing for classification of Indicated Mineral Resources is 40 x 40 m, and 80 x 80 m for Inferred Mineral Resources.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to declustered composites, swath plots by domain and comparison to change of support distributions.

Mineral Resources are confined within pit shells that used a gold price of $2,100/oz. Mineral Resources are reported above cut-off grades of 0.30 g/t Au for saprolite, laterite and saprock, and 0.40 g/t Au for sulphide.

Anaconda Area

The Mineral Resource estimate is based on mineralization and weathering domains modeled in three-dimensions with mineralization domains used to control estimation of gold grades. Laterite, saprolite and saprock were modeled using logged weathering and lithology codes. Mineralization within the weathered profile is interpreted as an extension to underlying sulphide mineralization. The main controls on sulphide mineralization are west-dipping shear zones and attendant lithological and alteration products.

B2GOLD 2025 Annual Information Form

Assays were capped by grade shell, with capping values ranging from 1-29 g/t Au. Capping was applied prior to compositing to 2 m intervals. Gold grades were estimated into parent blocks with OK, inverse distance weighting to the second power ("ID2") and NN methods using 2 m capped composites. Mineral Resources are reported from the OK estimates for Adder-Anaconda, Mamba and Boomslang. For Cascabel, Viper, Cobra and Taipan the ID2 estimates were used. Density was assigned to the block model based on weathering domain.

Confidence classifications for Indicated Mineral Resources within saprolite and saprock material required a nominal 40 x 40 m drill spacing with an added criterion requiring an RC or diamond drill hole within 80 x 80 m to provide higher confidence in defining regolith boundaries. Inferred Mineral Resources were classified if the drill spacing was 80 x 80 m in sulphide material.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to declustered composite distributions and swath plots by domain.

Mineral Resources are confined within pit shells that used a gold price of $2,100/oz. Mineral Resources are reported above cut-off grades of 0.30 g/t Au for saprolite, 0.35 g/t Au for saprock and laterite and 0.4 g/t Au for sulphide.

Dandoko Area

The Mineral Resource estimate is based on mineralization and weathering domains modeled in three-dimensions with mineralization domains used to control estimation of gold grades. Laterite, upper and lower saprolites and saprock were modeled using logged weathering and lithology codes. Mineralization within the weathered profile is interpreted as an extension to underlying sulphide mineralization. Shallow dipping non-mineralized dolerite sills (dikes) were modelled as cross-cutting mineralization.

Assays were capped by mineralization domain, with caps ranging from 2.5-60 g/t Au, then composited to 2 m intervals. Grades were estimated into the block models using ID2 with searches dynamically controlled along main mineralization zone directions. Density was assigned to the block model based on averages by weathering domain.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to declustered composites and swath plots by domain.

Nominal targeted drill hole spacing for classification of Indicated Mineral Resources is 20 x 40 m, and 80 x 80 m for Inferred Mineral Resources.

Mineral Resources are confined within pit shells that used a gold price of $2,100/oz. Mineral Resources are reported above cut-off grades of 0.30 g/t Au for saprolite, 0.4 g/t Au for laterite and saprock, and 0.6 g/t Au for sulphide.

Mineral Resource Estimate

Mineral Resource estimates for the Fekola Complex are reported from our Mineral Resource models within economically constrained pit shells. The Mineral Resource estimates for the Fekola Open Pit and Cardinal Zone account for mining depletion as at December 31, 2024 and have an effective date of December 31, 2024. The Mineral Resource estimates for Fekola Regional have an effective date of December 31, 2024.

B2GOLD 2025 Annual Information Form

Fekola Complex Indicated Mineral Resources Statement

Mine or Area	100% Project Basis			Attributable Ownership Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Fekola Open Pit	68,710	1.40	3,100	80	2,480
Fekola Stockpiles	14,060	0.66	300	80	240
Cardinal Zone	11,720	1.43	540	80	430
FNE Zone	4,510	1.24	180	80	140
Total Fekola Mine	99,000	1.29	4,110		3,290
Anaconda Area	56,860	1.11	2,030	90	1,830
Dandoko Area	8,510	1.48	410	90	370
Total Fekola Regional	65,370	1.16	2,430		2,190
Total Indicated Mineral Resources	164,370	1.24	6,550		5,480

Fekola Complex Inferred Mineral Resources Statement

Mine or Area	100% Project Basis			Attributable Ownership Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Fekola Open Pit	7,710	0.97	240	80	190
Cardinal Zone	11,220	1.38	500	80	400
FNE Zone	1,490	1.16	56	80	44
Total Fekola Mine	20,430	1.21	790		630
Anaconda Area	51,490	1.25	2,070	90	1,860
Dandoko Area	1,370	0.78	34	90	31
Total Fekola Regional	52,860	1.24	2,100		1,890
Total Inferred Mineral Resources	73,290	1.23	2,900		2,530

Notes:

1. Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported in situ or in stockpiles, inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Mineral Resources for the Fekola Mine are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali. Mineral Resources for Fekola Regional are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by the State of Mali. With respect to Fekola Regional, under the 2023 Mining Code, the State's interest is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder.

3. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration.

4. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Vice President, Projects.

5. The Mineral Resource estimates for the Fekola Mine account for mining depletion as at December 31, 2024 and have an effective date of December 31, 2024. The Mineral Resource estimates for Fekola Regional have an effective date of December 31, 2024.

6. The Mineral Resource estimates for the Fekola Complex assume an open pit mining method.

7. Fekola Open Pit: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali. Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Vice President, Projects. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$2,100/oz, metallurgical recovery of 93%, selling costs of US$276.48/oz including royalties, and revenue-based taxes and mining funds, and operating costs of US$2.30/t mined (mining), plus a sinking rate of US$0.035 per 10 m depth, US$0.30/t mined (site general) and US$13.95/t processed plus US$6.73/t processed (site general) and $1.38/t processed (sustaining capital) . Mineral Resources are reported at a cut-off grade of 0.40 g/t Au. Cost inputs for this Mineral Resource estimate are based on the 2012 Mining Code.

B2GOLD 2025 Annual Information Form

8. Cardinal Zone: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali (as part of the Médinandi Exploitation Licence). Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$2,100/oz, metallurgical recovery of 93%, selling costs of US$276.48/oz including royalties, and revenue-based taxes and mining funds, and operating cost estimates of US$1.50–US$2.00/t mined (mining) plus a sinking rate of US$0.035 per 10 m depth, US$0.15/t mined (site general), US$8.50–US$14.21/t processed (processing), US$0.50/t processed (haulage), US$0.33/t processed (site general) and $1.38/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30 g/t Au for oxide and 0.40 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2012 Mining Code.

9. FNE Zone: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali (as part of the Médinandi Exploitation Licence). Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$2,100/oz, metallurgical recovery of 93-94%, selling costs of US$276.48/oz including royalties, and revenue-based taxes and mining funds, and operating cost estimates of US$1.50-US$2.00/t mined (mining) plus a sinking rate of US$0.035 per 10 m depth, US$8.50-US$14.21/t processed (processing), US$0.50/t processed (haulage), and $1.38/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30 g/t Au for oxide and 0.40 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2012 Mining Code.

10. Anaconda Area: Mineral Resources for the Anaconda Area are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by the State of Mali. Under the 2023 Mining Code, the State’s initial interest is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder. Anaconda Area Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$2,100/oz, metallurgical recovery of 93–94%, selling costs of US$385.26/oz including royalties and tolling charges, and revenue-based taxes and mining funds, and operating costs of US$1.80–US$2.30/t mined plus a sinking rate of US$0.035 per 10 m depth, US$0.15/t mined (site general), US$8.50–US$14.21/t processed (processing), US$4.81/t processed (haulage), US$1.13/t processed (site general), and US$1.38/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30–0.35 g/t Au for oxide and a cut-off grade of 0.40 g/t Au for sulphide.  Cost inputs for this Mineral Resource estimate are based on the 2023 Mining Code.

11. Dandoko Area: Mineral Resources are reported on a 100% project and a 90% attributable basis for the Dandoko Area; the remaining 10% interest is held by the State of Mali. Under the 2023 Mining Code, the State’s initial interest is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder. Mineral Resources have an effective date of December 31, 2024. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration. Mineral Resource estimates are reported within a conceptual open pit based on a gold price of US$2,100/oz, metallurgical recovery of 76–94%, selling costs of US$385.26/oz including royalties and tolling charges, and revenue-based taxes and mining funds, and operating costs of US$1.80–US$2.30/t mined plus a sinking rate of US$0.035 per 10 m depth, US$0.26/t mined (site general), US$8.50–US$14.21/t processed (processing), US$5.77/t processed (haulage), US$0.57/t processed (site general), and US$1.38/t processed (sustaining capital). Mineral Resources are reported at a cut-off grade of 0.30–0.35 g/t Au for oxide and a cut-off grade of 0.50 g/t Au for sulphide. Cost inputs for this Mineral Resource estimate are based on the 2023 Mining Code.

12. Mineral Resources in stockpiled material are reported in the totals for the Fekola Mine, and were prepared by mine site personnel at the operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine GC.

13. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Factors that may affect the Mineral Resource estimates include changes to: metal price assumptions; assumptions used to generate the gold cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social licence to operate.

B2GOLD 2025 Annual Information Form

Mineral Reserves

Indicated Mineral Resources at the Fekola Open Pit were converted to Probable Mineral Reserves based on the August 2022 resource model, Indicated Mineral Resources at the Cardinal Zone were converted to Probable Mineral Reserves based on the June 2024 resource model, Indicated Mineral Resources from the Anaconda Area were converted to Probable Mineral Reserves based on the March 2023 resource models, and Indicated Mineral Resources from the Dandoko Area were converted to Probable Mineral Reserves based on the February 2023 resource model. All conversions included consideration of Modifying Factors.

The mining cost estimates include GC drilling and sampling costs to achieve sufficient data resolution for the delineation of the ore outlines. The mining cost estimates were derived from the initial mining equipment productivity and cost estimates, then adjusted based on actual Fekola Mine operating costs and longer-term cost data for similar B2Gold projects.

The ultimate pit and internal phase designs are based on the optimum shells and are constrained by geotechnical parameters, minimum mining widths, and other operational parameters at all mining areas in the Fekola Complex. Mineral Reserves include stockpiled ore as accounted for by mine staff and are based on GC estimations and surveyed stockpile volumes.

The Mineral Reserve estimates for Fekola Complex account for mining depletion as at December 31, 2024, and costs based on historical actuals achieved at the Fekola Open Pit, adjusted based on future operating expectations. The Mineral Reserve estimate has an effective date of December 31, 2024 and was modified from the Indicated Mineral Resources estimate. No Proven Mineral Reserves have been reported.

Fekola Complex Probable Mineral Reserves Statement

Region	Mine or Area	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Fekola Mine	Fekola Open Pit	29,200	1.83	1,720	80	1,380
	Cardinal Zone	4,900	1.59	280	80	220
	Stockpiles	6,900	0.77	170	80	140
	Sub-Total	41,000	1.65	2,170		1,740
Fekola Regional	Anaconda Area	11,600	1.73	650	90	580
	Dandoko Area	2,200	3.22	230	90	210
	Sub-Total	13,800	1.97	880		790
Fekola Complex	Total Probable Mineral Reserves	54,800	1.73	3,050		2,530

B2GOLD 2025 Annual Information Form

Notes:

1. Mineral Reserves have been classified using the CIM Standards, and are reported at the point of delivery to the process plant.

2. The Mineral Reserves have an effective date of December 31, 2024 and have been prepared by Peter Montano, P.E., our Vice President, Projects, and a Qualified Person under NI 43-101.

3. Mineral Reserves are reported on a 100% basis. B2Gold holds an 80% attributable interest in the Fekola Open Pit, Cardinal Zone and Stockpiles; the remaining 20% interest in these areas is held by the State of Mali. B2Gold holds a 90% attributable interest in Fekola Regional, and the remaining 10% interest in these areas is held by the State of Mali. Under the 2023 Mining Code, the State's initial interest in Fekola Regional is maintained at 10%, but the State may acquire up to an additional 20% interest, and a further 5% interest must be available to be acquired by a local Malian stakeholder.

4. Mineral Reserves for the Fekola Open Pit are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 93%, selling costs of $231.44/oz including royalties, mining cost at surface elevation of $2.74/t mined, average processing cost of $15.34/t processed, and site general costs of $8.97/t processed. For Mineral Reserve reporting, the model with 2.5 x 5 x 2.5 m blocks (Resource model) were regularized to 5 x 20 x 10m blocks. For Indicated blocks, within the December 2022 conceptual resource pit, above a cut-off of 0.65 g/t, the large block regularized model compared to the regularized resource model is +0.3% on tonnage, -1.1% on grade and -0.8% on contained gold. No additional dilution or ore loss has been applied for final reserve reporting. Mineral Reserves are reported above a cut-off grade of 0.65 g/t Au.

5. Mineral Reserves for the Cardinal Zone are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 93%, selling costs of US$231.44/oz including royalties, mining costs ranging from US$1.94/t mined for saprolite to US$2.44 for fresh rock at surface elevation, processing costs ranging from US$10.38/t processed for saprolite to US$16.09/t processed for fresh rock, and site general costs of US$0.44/t processed. For Mineral Reserve reporting, a 1.0 x 0.5 x 0.5 m rind of edge dilution was applied at each mineralization zone contact in the regularized model. For Indicated blocks, within the 2024 resource pit, at a cut-off of 0.65 g/t Au, the regularized model with edge dilution compared to the regularized model is +8.7% on tonnage, -10.6% on grade and -2.7% on contained gold. Mineral Reserves are reported above a cut-off grade of 0.65 g/t Au.

6. Mineral Reserves for the Anaconda Area are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 93%-94% by rocktype, selling costs of US$322.09/oz including royalties and tolling charges, mining costs ranging from US$2.91/t mined for saprolite to US$3.41 for fresh rock at surface elevation, processing costs ranging from US$14.60/t processed for saprolite to US$20.40/t processed for fresh rock that includes haulage cost to the Fekola mill, and site general costs of US$1.89/t processed. For Mineral Reserve reporting, a 1.0 x 1.0 x 0.5 m (X, Y, Z) rind of edge dilution was applied at each mineralization zone contact in the regularized model. For Indicated blocks, within the June 2023 conceptual resource pit, at cut-offs of 0.40 g/t Au for weathered material and 0.60 g/t Au for fresh, the regularized model with edge dilution compared to the regularized (Resource) model is +2.9% on tonnage, -4.9% on grade and -2.2% on contained gold. Mineral Reserves are reported above a cut-off grade of 0.65 g/t Au for sulphides and 0.50 g/t Au for oxides.

7. Mineral Reserves for the Dandoko Area are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 76-94% by rocktype, selling costs of US$322.09/oz including royalties and tolling charges, mining costs ranging from US$1.95/t mined for saprolite to US$2.45 for fresh rock at surface elevation, processing costs ranging from US$15.66/t processed for saprolite to US$21.37/t processed for fresh rock that includes haulage cost to the Fekola mill, and site general costs of US$0.94/t processed. For Mineral Reserve reporting, the subcell models were regularized to a block size of 5 x 10 x 3.3333 m for SK1, and 5 x 10 x 10 m for SK2 and SK3 to account for dilution expected during mining. For Indicated plus Inferred blocks, within the February 2023 conceptual pit, at a cut-off of 0.30 g/t Au, the regularized model compared to the subcell model is +1% on tonnage, -4% on grade and -3% on contained gold. At a cut-off of 0.65 g/t Au, the regularized model compared to the subcell model is +11% on tonnage, -12% on grade and -1% on contained gold. Mineral Reserves are reported above a cut-off grade of 0.65 g/t Au for sulphides and 0.50 g/t Au for oxides.

8. Mineral Reserves from the Fekola Open Pit, Cardinal Zone, and stockpiles are reported above a cut-off grade of 0.65 g/t Au. Mineral Reserves from Fekola Regional are reported above a cut-off grade of 0.65 g/t Au for sulphide ore, and above a cut-off of 0.50 g/t Au for oxide ore.

9. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Factors that may affect the Mineral Reserve estimates include: changes to the gold price assumptions; changes in application or interpretation of the 2012 Mining Code and 2023 Mining Code; changes to pit slope and geotechnical assumptions; unforeseen dilution; changes to hydrogeological and pit dewatering assumptions; changes to inputs to capital and operating cost estimates; changes to operating cost assumptions used in the constraining pit shell; changes to pit designs from those currently envisaged; stockpiling assumptions as to the amount and grade of stockpile material required to maintain operations during the wet season; assumptions used when evaluating the potential economics of Phase 8 of the Fekola Open Pit; changes in planned mining method to include underground mining; and changes to modifying factor assumptions, including environmental, permitting and social licence to operate.

B2GOLD 2025 Annual Information Form

 Mining Operations

The Fekola Open Pit is a conventional open pit owner-operated mine and plant. Higher-grade material is sent to the plant and lower-grade material is stockpiled to be processed later in the mine life. The Mineral Reserve-based project plan assumes six years of mining and nine years of processing, including 2025. The Fekola Mine ultimate pit is planned for development in a sequence of nine pit phases. The ultimate pit will be approximately 2.7 km long, 1.0 km wide and 400 m deep, with an overall strip ratio (waste to ore) of 9 to 1. Overall pit slopes vary by geotechnical domain, between 22-34º in saprolite and transition zones near surface, and between 41-47º in fresh rock.

The Cardinal Zone is a conventional open pit operation located within 500 m of the Fekola Open Pit. Cardinal operations are underway and will continue for another four years (including 2025) to provide an ore supplement to the Fekola mill. Operating and design practices at the Cardinal Zone are similar to the Fekola Open Pit. The Cardinal Zone as defined is approximately 3.5 km along strike, and 600 m wide. It consists of seven individual pits of varying size with the largest reaching a depth of 120 m. Overall pit slopes vary by geotechnical domain, between 31-34º in saprolite and transition zones near surface, and 47º in fresh rock.

Production from the Anaconda Area will be from a conventional open pit operation located approximately 20 km north of the Fekola mill. Anaconda Area mining consists of mining of Mineral Reserves from the Mamba and Anaconda deposits, and mining of additional components of the Mamba, Anaconda, Cobra, and Cascabel deposits that are not classified as Mineral Reserves. The Anaconda Area will have 16 pits including four at Anaconda, four at Mamba, seven at Cobra, and one at Cascabel. Across the Anaconda Area, pit widths vary from 140-700 m. The deepest phase of Anaconda reaches 105 m, the deepest phase of Mamba reaches 210 m, the deepest phase of Cobra reaches 140 m, and the Cascabel pit reaches 100 m depth. Overall pit slopes vary by geotechnical domain, between 27-38º in saprolite and transition zones near surface, and up to 51º in fresh rock. The Anaconda Area will provide a supplementary feed source for the Fekola process plant beginning in 2025, depending on permit timing and mining equipment mobilization. The Anaconda Area is expected to produce an annual average of 180,000 gold ounces from 2026-2032. The Anaconda Area will have production from Mineral Reserves and mineralization not classified as Mineral Reserves. A total of 650,000 contained gold ounces are classified as a Probable Mineral Reserve, 230,000 contained gold ounces are classified as Indicated Mineral Resources, and 620,000 contained gold ounces are classified as Inferred Mineral Resources. Anaconda Area production is a combination of oxide and sulphide tonnage. Oxide tonnage makes up approximately 34% of the contained gold ounces in the Anaconda production plan. A portion of the production plan is based on Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability, and production from Mineral Resources will depend on operational and financial factors at the time of mining and processing.

Production from the Dandoko Area will be from a conventional open pit operation located approximately 31 km east of the Fekola mill. Mining at the Dandoko Area will consist of three individual pits. Pit widths will vary from 110-430 m. The deepest pit will reach 140 m. Overall pit slopes vary by geotechnical domain, between 27-38º in saprolite and transition zones near surface, and up to 51º in fresh rock. The Dandoko Area will also provide a supplementary feed source for the Fekola Plant over the period 2028-2032, depending on blending needs. The Dandoko Area is expected to produce on average 65,000 gold ounces, with a peak of 75,000 gold ounces planned in 2030. The feed will be a combination of oxide and sulphide ore. Oxide ounces make up approximately 75% of the ounces in the Dandoko production plan.

B2GOLD 2025 Annual Information Form

Non-reserve production from the various areas of the Fekola Complex is based on Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The base-case Fekola Complex production schedule consists of the combined Fekola Open Pit, Cardinal Zone, Anaconda Area and Dandoko Area, mining up to a combined capacity of 109 Mtpa, tapering down as the deferred stripping of the last pit stages is completed. High-grade, medium-grade, and low-grade ore from the pits will be blended throughout the mine life, with high-grade and medium-grade ore being prioritized to bring forward produced ounces and increase project value. The processed grade over the last years of the mine life is lower than the mined grade due to blending with low-grade stockpiles.

Mining operations are scheduled to work 365 days a year with reduced productivity during the rainy season, although it is assumed that mining operations will take place under wet conditions with borehole and in-pit de-watering programs in place. The equipment fleet is conventional for the industry (60 t, 90 t, and 180 t capacity rigid haul trucks and 120 t, 150 t, 180 t, and 400 t class excavators) and provides relative flexibility throughout the Fekola Complex. Ore is transported from open pits to the run-of-mine ("ROM") pad for direct tipping or stockpiling from the Fekola Mine. Ore is rehandled in mining trucks from the Cardinal Zone to the ROM. The Anaconda and Dandoko Areas will use a dedicated surface haulage fleet to deliver mill feed to the ROM. The haulage distance one way is 22 km from the Anaconda Area to the Fekola plant and 31 km from the Dandoko Area to the Fekola plant.

There are four waste rock storage facilities ("WRSF") at the Fekola Open Pit: two located to the west and east of the Fekola Open Pit; and two located to the north and northwest of the Fekola Open Pit, north of the existing TSF. Construction of TSF2 is underway and will be commissioned in the third quarter of 2025. Suitable mine waste will be used for future raises planned at TSF2. The Cardinal Zone has a single WRSF to the west of the Cardinal pits. The Anaconda Area will have four WRSFs, one to the east of the Mamba deposit, one to the west of the Anaconda deposit, and two adjacent the Cobra deposit. The Dandoko Area will have one WRSF, which will be centrally located. Location considerations for the WRSFs and TSFs were based on minimising haulage costs, sustainability impacts, surface water drainage, and area availability. An overall slope angle of 18° was used in the design of all WRSF faces, with 30 m berms located at 20 m vertical intervals for the Fekola WRSFs, and 15 m berms on 10 m vertical intervals for all other WRSFs in the Fekola Complex.

 Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under "Fekola Mine - Mineral Processing and Metallurgical Testing" above.

The optimum leaching conditions identified were 24-hour cyanidation with 350 ppm NaCN, initial lead nitrate addition of 100 g/t, pH 10.3-10.5, dissolved oxygen levels of approximately 15 ppm and a pulp density of 45% solids (weight by weight). The addition of lead nitrate and dissolved oxygen levels of 15 ppm was found to be beneficial in leach kinetics and overall recovery.

The mill uses a conventional flowsheet, consisting of: single-stage primary crushing; a SABC grinding circuit; leach feed thickening with thickener overflow treated through a carbon in column circuit; leaching followed by CIP adsorption; elution and gold recovery to doré; and cyanide destruction, tailings thickening and disposal circuits. The primary gyratory crusher and SABC grinding circuit include a ball mill in closed circuit with cyclones to achieve the final product size. The cyclone overflow stream flows by gravity to three linear trash screens operating in parallel ahead of a leach thickener. NaCN and lead nitrate are added to the SAG mill feed to start the gold leaching process. The leach thickener overflow solution is pumped to carbon columns to recover gold already dissolved in the grinding circuit. The thickened slurry is pumped to a leach circuit and then additional NaCN along with lead nitrate and oxygen are added for further gold leaching. A CIP circuit will adsorb dissolved gold onto activated carbon. A pressure Zadra elution circuit is used to recover gold from loaded carbon to produce doré. A cyanide destruction circuit using SO2 and air reduces the weak acid dissociable cyanide level in the tailings stream to an environmentally acceptable level. The tailings stream is thickened to recover water before being pumped to the TSF. Key consumables include reagents, water, and air services.

B2GOLD 2025 Annual Information Form

The LoM plans are based on a nominal fresh ore plant throughput rate of 7.5 Mtpa, which can support a planned throughput rate of 9.0 Mtpa including saprolite processing, and up to 9.5 Mtpa with detailed planning and optimization. For 2024, actual mill throughput was 9.89 Mtpa.

No market studies are currently relevant as the Fekola Mine is operating and producing a readily saleable commodity in the form of doré. Doré produced is exported to Rand Refining in South Africa for refining.

 Infrastructure, Permitting, and Compliance Activities

Infrastructure constructed on site includes the process plant, TSF, accommodation camp, roads, airstrip, mine services area, open pit, ore stockpiles and WRSFs. Additional infrastructure required to support proposed operations at Fekola Regional includes: open pits; ore stockpiles; WRSFs; primary access, ancillary and mine roads; mine offices and changerooms; dining halls and kitchens; first-aid clinics; workshops, wash bay/tire areas, truck shops, warehouses, fuel bays; diesel storage; batch plant; landfill facilities; haul roads to the Fekola process plant; mine site sediment control ponds; topsoil stockpiles; and explosives magazines.

Power supply to the site is from a combination HFO and diesel-fueled power station that is located adjacent to the process plant. The power station has a total installed power capacity of 64 MW, sufficient to handle the plant expansion which has an estimated power demand of approximately 40 MW. In July 2021, the Fekola Solar Plant reached full production capacity. The Fekola Solar Plant reduced processing costs by 10% in 2022. In January 2023, B2Gold announced an expansion of the Fekola Solar Plant by an additional 22 MW. In 2023, the Fekola Mine submitted an Environmental and Social Notice to Kayes Regional Environment Permitting for the solar farm expansion. The approval of the Environmental and Social Notice was received from the Direction Regionale de l'Assainissement du Contrôle des Pollutions et des Nuisances ("DRACPN") on March 27, 2023. The permit for the self generation of power is expected by the end of the first quarter of 2025. Construction of the Fekola Solar Plant expansion project commenced in the third quarter of 2023 and completed in the fourth quarter of 2024 and became operational in January 2025. The expanded Fekola Solar Plant is expected to supply approximately 30% of the site's total electricity demand.

The TSF is located to the north of the process plant and pit, and adjacent to the eastern WRSF. As designed, the TSF will store a total of 58-62 million tonnes ("Mt") of tailings, depending on final achievable tailings densities. The TSF has been constructed to the final elevation and will be filled to design capacity in mid to late 2025. The construction of TSF2, with initial capacity of 55 Mt and ultimate capacity of up to 125 Mt, commenced in the fourth quarter of 2022 and is planned to be completed in the third quarter of 2025.

B2GOLD 2025 Annual Information Form

In addition to the Mineral Reserves, the mine plan may require additional storage if non-reserve stockpile materials are processed in the future. Such non-reserve stockpiles, currently classified as Indicated Mineral Resources but not converted to Mineral Reserves, may be fed to the process plant if supported by gold price and costs at the time of processing. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Fekola Open Pit footprint is in an existing natural drainage course, with an upstream catchment of 9 km2, which is diverted around the pit. Water for the Fekola Mine is sourced from pit groundwater, surface water (direct precipitation and rainfall runoff) storage, dedicated bore holes for potable water use at both the process plant and the accommodation camp, and water pumps at the Falémé River in the event that site water quantity or quality requirements are not met as anticipated by the pit dewatering bore holes and surface water (direct precipitation and run-off) storage.

An Environmental and Social Impact Assessment ("ESIA") was completed for the Fekola Mine in 2013 and approved by the Ministry of Environment and Sanitation on April 29, 2013 (the "2013 ESIA"). As part of the 2013 ESIA update, a detailed assessment of potential environmental and social impacts from the development of the Fekola Mine was conducted. Following the implementation of proposed mitigation measures and under normal operating conditions, identified potential impacts are not estimated to cause significant long-term, adverse impacts on receptors or the receiving environment. Subsequent to the completion of the 2015 Feasibility Study, the 2013 ESIA was updated to fill gaps identified in the previous 2013 ESIA, to reflect improvements and modifications to the Fekola Mine design and to align the assessment with international standards (the "2015 ESIA Update"). The 2015 ESIA Update was submitted to regulators in early 2019 and approval of the 2015 ESIA Update was received on March 17, 2020. The 2015 ESIA Update now serves as the documentation of record for the Fekola Mine.

An update to the Malian Feasibility Study and a subsequent related Rehabilitation and Mine Closure Plan were submitted to the DNGM in early 2022. The updated Malian Feasibility Study reflected the up to date mine plans and Mineral Reserves (including the Cardinal Zone) for the Fekola Mine. The Rehabilitation and Mine Closure Plan was approved on October 18, 2022. A formal acknowledgement letter of the updated Malian Feasibility Study was received from the DNGM on November 25, 2022.

In 2022, the Fekola Mine submitted an Environmental and Social Notice to develop an underground ramp to facilitate exploration drilling. The approval of the Environmental and Social Notice was received from the Direction Nationale de l'Assainissement du Contrôle des Pollutions et des Nuisances ("DNACPN") on November 7, 2022. Further approval to advance with underground exploration and tunneling was granted by the DNGM on June 16, 2023. In 2024, an ESIA was submitted for the exploitation of the Fekola underground mine. The approval of the Fekola underground ESIA was received from the DNACPN on February 28, 2025.

In 2023, the Fekola Mine submitted an ESIA to develop a new TSF, being TSF2. The ESIA approval was received from DNACPN on April 25, 2023. TSF2 is on schedule to be completed in the third quarter of 2025.

Closure and reclamation costs for the Fekola Complex are estimated and updated annually. Closure and reclamation costs as at the end of 2024 were estimated at $65.3 million for the Fekola Mine. We have entered into an escrow agreement with the Malian Government pursuant to which an escrow account is being funded by Fekola S.A. on a unit of production basis to be used for reclamation and closure purposes of the Fekola Mine. Under the terms of the agreement, the funds will be released from escrow from time to time for Fekola Mine rehabilitation and closure purposes, in accordance with the Fekola Convention and the mine closure plan.

B2GOLD 2025 Annual Information Form

Baseline environmental studies covering the Bantako Nord Permit and Menankoto Permit area commenced in 2016 and 2017. Baseline studies included: aquatic ecology and biodiversity; terrestrial ecology and biodiversity, including additional specialist study regarding priority and threatened species; water resources, hydrology and hydrogeology; land and water resource use; soils and geomorphology; air quality, noise and vibration; archaeology and cultural heritage; and socio-economic baseline (including governance, population and demography, livelihoods, health and well-being, education, housing, infrastructure, vulnerable groups and development planning).

In 2022, an Environmental and Social Notice was submitted to develop the supporting mining infrastructure on the Menankoto Permit, including HME workshop, warehouse, tire bay, fuel storage, offices, water treatment plant, sewage treatment plant, landfill. The approval of the Environmental and Social Notice was received from the Kayes DRACPN on August 25, 2022.

An ESIA was completed for Bantako Nord Permit and submitted to the DNACPN in March 2023 (the "2023 ESIA"). Following the evaluation of the ESIA by DNACPN, the Environmental Permit (Decision No. 2023-0023) was secured. Following further investigation since 2022, the Anaconda Area concept has been further optimised to define deposits which span across the Menankoto-South, Bantako-North and Bakolobi Exploration Permits areas (i.e., Anaconda, Mamba, Cascabel and Cobra). These deposits located within the three exploration licences are now intended to be consolidated into the Anaconda Area. To execute the updated Anaconda Project, the Anaconda Area ESIA was initiated in June 2024 (the "2024 ESIA"). One of the significant impacts identified by the 2024 ESIA is the expected loss and fragmentation of terrestrial and freshwater biodiversity as well as the loss of wetlands. The local area has been found to be significantly impacted by anthropogenic activities, specifically ASM and agricultural activities. However, there are areas within the proposed Project area which remains intact and natural and have important biodiversity values as they hold flora and fauna species of conservation concern. A key aim for the Anaconda Area is to reduce the loss of terrestrial and freshwater habitats. Mining in the Anaconda Area will also result in economic displacement of cultivation fields which was also identified as a negative impact due to the current pressures on agricultural land and natural resource provisions as a consequence of increased occupation of land for ASM and growing communities. Based on the outcomes of the impact assessment, mining in the Anaconda Area is not expected to result in a significant irreversible environmental or social impact that outweighs the continuation of socio-economic benefits at the Anaconda Area. The Anaconda Area will leverage on processing infrastructure at Fekola Mine, thus limiting ancillary infrastructure requirements which further reduces the Anaconda Area's footprint of disturbance.

Following the completion of the 2024 ESIA and approval by the inter-ministerial committee, the Anaconda Area Environmental Permit Decision No. 2024-0069 was issued by the Ministry of Environment on December 31, 2024. We are awaiting the approval of the consolidation of the Menankoto-South, Bantako-North and Bakolobi Exploration Permits into one exploration licence and the subsequent granting of the exploitation licence before being able to proceed with mining. These are expected to be received in 2025.

Baseline socioeconomic and environmental studies covering the Dandoko Area have been conducted from 2021. Baseline studies included fauna and flora, aquatic biodiversity, wetlands and soils, air quality, noise, surface water, groundwater, geochemistry, and cultural heritage, as well as socio-economic baseline including economic activity, education and skills, household income and expenditure, land use and residence status, social services and infrastructure, natural resource use, vulnerable groups, social networks, and community needs.

B2GOLD 2025 Annual Information Form

In 2023, an ESIA was initiated to progress the Dandoko Area permitting process. As part of this undertaking, an update to the 2021 baseline condition was completed in June 2023. Impact assessment reports that evaluate the pre-project conditions, project-related emissions, and cumulative exposure at the selective sensitive receptors are currently being reviewed.

Stakeholder consultation across the Fekola Complex licences and nearby communities has encompassed socio-economic data collection activities and included meetings with administrative and regional authorities, village meetings, village chief interviews, demographic census, household surveys, and focus groups. Stakeholder engagement was also carried out with artisanal miners to understand the extent and dynamics of ASM.

 Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience, feasibility study results, and LoM projections. The table below presents the 2025 budgeted costs and estimated costs for the LoM, excluding 2025.

Capital Cost Estimate

Area	2025 Budget (US$ million)	LoM Estimated Cost excluding 2025 (US$ million)
Site general and infrastructure	8.7	12.7
Mining and processing	53.0	139.3
Land purchase and TSF related	14.7	36.8
Closure and rehabilitation	0.6	64.7
Total	77.0	254.2

Notes:

1. Totals have been rounded and may result in apparent summation differences.

2. The projected LoM for the Fekola Complex is approximately seven years of mining and nine years of processing, including 2025.

Capital cost estimates include mining fleet replacement, major rebuilds, TSF construction, and development of infrastructure for mining of Fekola Regional. Deferred stripping costs are excluded from capital cost estimates.

Operating Costs

Budgeted 2025 and estimated LoM operating costs, excluding 2025, are provided in the table below.

B2GOLD 2025 Annual Information Form

Operating Cost Forecast

Area	Units	2025 Budget	LoM Estimated Cost excluding 2025
Mining	US$/t mined	3.51	4.08
Processing	US$/t processed	14.21	14.44
Site general	US$/t processed	9.47	10.19

Notes:

1. The projected LoM for the Fekola Complex is approximately seven years of mining and nine years of processing, including 2025.

2. LoM mining costs include open pit mining at the Fekola Complex.

Operating costs include all mining, processing and site general costs including deferred stripping.

The cost estimates are based on our current budget and LoM plans for the Fekola Mine, using the assumptions listed above. Costs in subsequent years may vary significantly from the 2025 budget and LoM cost estimates as a result of current or future year non-recurring expenditures, changes to input cost and exchange rates, and changes to our current operations and/or production plans. Our current LoM plan is based on existing Mineral Reserves. We conduct ongoing exploration and analysis at our operating mines to improve project value, which may change the capital and operating costs in the future.

 Production, Development, and Exploration

In 2024, the Fekola Complex produced 392,946 ounces of gold. The Fekola Mine has produced 3.78 million ounces of gold since mining started in September 2017.

Mill throughput for 2024 was 9.89 Mt at an average gold grade of 1.34 g/t Au with an average gold recovery of 92.5%, as compared to mill throughput in 2023 of 9.41 Mt at an average grade of 2.13 g/t Au, with an average recovery of 92.3%. Throughout 2024, Fekola's processing facilities continued to significantly outperform resulting in record annual throughput of 9.89 Mt for 2024. The higher than budgeted mill throughput for 2024 was due to favourable ore fragmentation and hardness, as well as continuing optimization of the grinding circuit. The annualized throughput rate is expected to average approximately 9.4 Mtpa (over the long-term), based on an ore blend including fresh rock and oxide material (saprolite).

Based on the updated Fekola Complex Mineral Reserve estimate and detailed LoM planning, we have demonstrated that Fekola Regional is expected to supplement production at the Fekola Mine, producing up to 650,000 ounces of gold from the Anaconda Area and 230,000 ounces of gold from the Dandoko Area over the remaining life of the project. The Anaconda Area LoM contains an additional 230,000 contained gold ounces that are classified as Indicated Mineral Resources, and 620,000 contained gold ounces classified as Inferred Mineral Resources. Once mining ramps up, Fekola Regional is expected to provide oxide feed to reach the Fekola plant limit of 15% oxide material in the total throughput, or approximately 1.5 Mtpa. Gold production from the Anaconda Area is budgeted to commence as soon as the fourth quarter of 2025, and production from the Dandoko Area is currently assumed to commence in early 2028. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability, and production from Mineral Resources will depend on operational and financial factors at the time of mining and processing.

B2GOLD 2025 Annual Information Form

In 2025, gold production from the Fekola Complex is anticipated to increase relative to 2024 due to higher grade mill feed at 1.84 g/t Au, compared to 1.34 g/t Au in 2024. The Fekola mill production guidance for 2025 is between 515,000 and 550,000 gold ounces from processing of 9.56 Mt ore with 93.4% recovery.

At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal open pits. Receipt of an exploitation licence for Fekola Regional remains outstanding, an application for which will be submitted following the combination of the Anaconda Area exploration licences into one exploration licence first. Fekola Regional will be governed by the 2023 Mining Code as amended by the 2024 MOU.

The expected decrease in Fekola’s all-in sustaining costs (“AISC”) for 2025 relative to 2024 predominantly reflects the expected increase in production at Fekola in 2025 due to the mining significant high-grade volumes from Phase 7 of the Fekola pit, starting production from the Fekola underground project in mid 2025, and starting production from Fekola Regional in late 2025. Capital expenditures in 2025 at the Fekola Complex are expected to total approximately $234 million, of which approximately $197 million is classified as sustaining capital expenditures and $37 million is classified as growth capital expenditures. Sustaining capital expenditures are anticipated to include $106 million for deferred stripping, $15 million for construction of TSF2, $44 million for new and replacement mining equipment, including capitalized rebuilds. Growth capital expenditures are anticipated to include $21 million for underground mine development, and $16 million for mine development and infrastructure for Fekola Regional.

A total of $9 million is budgeted for exploration in Mali in 2025 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 16,000 m of diamond and RC drilling is planned for Mali in 2025. Underground development and drilling will continue through 2025. Continued drilling will provide further definition of known resources, currently under review for future underground mining operations.

In addition to the LoM estimates for the Fekola Complex described above, there remains additional opportunities to improve the production profile and lower the AISC. These opportunities include, but are not limited to:

  Conversion of some or all of the Indicated Mineral Resources (that have not been converted to Mineral Reserves) to Mineral Reserves, with appropriate supporting studies. Due to oxide throughput constraints at the Fekola mill that limit oxide feed to 15% of total ore feed, not all oxide material mined above cut-off is included in the LoM plan;

  Upgrade of some or all of the Inferred Mineral Resources to higher-confidence categories through additional drilling and supporting studies, such that some or all of this material could support Mineral Reserve estimation. Specifically, certain resources in Fekola Regional contain an economic grade profile but haven't been drilled to a spacing that would support an upgrade from Inferred Mineral Resources to Mineral Reserves. Historically, Inferred Mineral Resources have been converted to Indicated Mineral Resources at a rate of approximately 70%; and

  Between 25,000 and 35,000 ounces of gold production is expected from the mining of high-grade ore at Fekola underground in 2025, with ramp up to full production in 2026 (subject to the exploration drilling results, technical studies, and receipt of all necessary permits) and add to the production profile throughout the existing mine life.

Success in the above initiatives has the potential to result in an improved and extended production profile of the Fekola Complex from 2026 onwards, with lower associated all-in sustaining costs.

B2GOLD 2025 Annual Information Form

Masbate Gold Project

Certain portions of the following information are derived from and based on the technical report entitled "Masbate Gold Operation, Republic of the Philippines, NI 43-101 Technical Report on Operations" that has an effective date of December 31, 2016, and was prepared by Tom Garagan, P. Geo.,  John Rajala, P.E. and Ken Jones, P.E. (the "Masbate Report") and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Masbate Gold Project, please refer to the Masbate Report, which is available on SEDAR+ at www.sedarplus.ca. Information that post-dates the Masbate Report is provided by B2Gold.

 Property Description, Location, and Access

The Masbate Gold Project is located on Masbate Island in the Republic of the Philippines. The mine is situated about 360 km southeast of Manila, the capital of the Philippines, within the municipality of Aroroy, Masbate Province, Region V. The mine site can be accessed by a commercial airline service, which flies daily to Masbate City, after which it is a 70 km drive on a partially sealed road to the mine site. The mine is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

We hold our interest in the Masbate Gold Project through indirectly owned subsidiaries. We have a 40% interest in Filminera and a 100% interest in PGPRC. The remaining 60% interest in Filminera is held by a Philippine-registered company, Zoom Mineral Holdings, Inc., which is wholly owned by Filipino shareholders. Filminera holds the Masbate Gold Project tenements and is responsible for the mining, environmental, social and community relations at the Masbate Gold Project site. PGPRC developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and Filminera have a contractual relationship, which includes PGPRC purchasing all of the ore production from Filminera at a price equal to the cost for the ore plus a predetermined percentage, while maintaining joint financial and legal liability for the social and environmental obligations under Philippine laws.

B2GOLD 2025 Annual Information Form

Filminera currently holds twenty-nine patented claims, three mineral production sharing agreements (each an "MPSA"), including the MPSA acquired from Vicar Mining Corporation ("VMC"), and four Exploration Permits (each an "EP"). Collectively, these patented claims and MPSAs cover an area of about 6,098 ha. Most of the Mineral Resources and Mineral Reserves are within the patented mineral claims that have perpetual rights with no expiry date. On February 17, 2022, Filminera secured from the Secretary of the Philippine Department of Environment and Natural Resources (the "DENR") the renewal of MPSA 95-97-V for another 25 years (until November 20, 2047). That MPSA covers portions of the Main Vein Pit and a substantial portion of the Blue Quartz vein system.

We hold a 40% interest in VMC. Under the MPSA assigned to Filminera, VMC is entitled to a royalty from gold production. VMC has one EP with an area of approximately 919 ha. currently being operated by Filminera.

Filminera also has pending applications for four EPs. The grant of the EP applications may be subject to delays in the administration of the Philippine permitting process.

Filminera holds the surface rights to all current open pits, WRSFs and stockpiles, the Masbate Gold Project process plant, TSF and associated infrastructure facilities, such as the causeway, port, airstrip, and housing areas. Additional surface rights will need to be acquired in the areas where the satellite pits are planned.

There is a 4% excise tax on gross gold and silver sales is payable on a quarterly basis to the Philippine Government under the MPSA regulatory framework.

The Philippine Government has proposed a New Fiscal Regime for the Mining Industry. This Bill introduces key fiscal reforms while maintaining the fundamental principles of a profit-based taxation system. The Bill may be approved within the year and would affect the Masbate Gold Project.

Under the proposed Bill, and subject to clarification of how these would be applied, the Masbate Gold Project could be subject to two new taxes, a royalty tax and a windfall profit tax, both of which are expected to be based on a measure of income from mining operations.

A further 1.5% of operating costs is a required expenditure for the social development of host communities. Additionally, on January 1, 2018, an excise tax on petroleum purchases came into effect, which charges excise tax on diesel fuel and bunker fuel. See "Risk Factors" below for a discussion regarding recent and potential tax amendments in the Philippines.

Filminera owns the Pajo property located within the MPSA assigned by VMC to Filminera that covers an area of approximately 786 ha and expires in 2030. Filminera has the right, at its expense, to explore and, if warranted, develop, and operate any mine in the Pajo property. VMC would receive a royalty share equivalent to 2% of the gross receipts (less certain expenses) of the mineral products realized from the MPSA.

 History

Exploration and mining operations in the Masbate area were undertaken by Atlas Consolidated Mining and Development Corporation ("Atlas") prior to the acquisition of the project by Filminera. Filminera and PGPRC then completed the feasibility study and construction of the Masbate Gold Project. In 1997, Filminera became the mining operator for the Masbate Gold Project while PGPRC became the process plant operator. Philippines Gold Limited, formerly Philippine Gold PLC, ("PGL") owns 40% of Filminera and 100% of PGPRC. PGL was then controlled by Thistle Mining Inc. and subsequently by CGA Mining Limited ("CGA") before it was acquired by B2Gold in 2013.

B2GOLD 2025 Annual Information Form

Work programs completed have included geological mapping, mapping of artisanal workings, geochemical sampling (stream sediment, rock chip, grab, channel and trench, and soil auger), helicopter geophysical surveys (magnetics and radiometrics), an orientation IP survey, core and RC drilling, metallurgical test work, environmental studies, and mining and technical studies.

Early mining activity was halted by the advent of World War II. Atlas undertook open pit and underground mining operations from 1980 to 1994, and reportedly produced about 1.4 million ounces of gold. CGA recommenced mining from open pit sources in 2009, and open pit mining is ongoing.

Artisanal miners have also been active in the Masbate Gold Project area; however, production from these sources is unknown.

 Geological Setting, Mineralization, and Deposit Types

Masbate is considered to be an example of a low sulphidation epithermal gold deposit. The gold deposits that are currently being mined at Masbate are centred on a 5-7 km wide northwest- to southeast-oriented mineralised volcanic block which is bounded by two interpreted northwest-trending fault zones. The mineralized system being mined in the open pit operations has a strike length of about 10 km, from Balete in the south to Pajo in the north. Mineralization has been tested to about 400 m depth.

The principal host rock to the gold mineralisation is a fractured andesitic-dacitic, tuffaceous agglomerate. Mineralisation occurs within quartz veins and associated altered and quartz-stockwork wall rocks and breccias. Gold is typically hosted in grey to white crystalline to chalcedonic quartz and is frequently associated with pyrite, marcasite, and minor amounts of chalcopyrite and sphalerite. HG veins are generally narrow (<1 m) but some may reach 20 m in width; sheeted stockwork zones can be up to 75 m in width.

 Exploration

Exploration activities completed by Filminera have included: geological mapping; pit mapping; and stream sediment, rock chip, grab, channel, trench, and soil auger sampling. The mapping programs identified alteration zones, fault traces, and quartz veins and quartz breccia zones. Geochemical sampling is used as a first-pass tool to define areas of gold anomalism and has identified several prospects considered to warrant follow-up exploration activity. Geophysical data have been used to develop the broad lithological and structural framework for the project area. In many examples of known mineralization, magnetic lows are located along the margins of magnetic highs interpreted as unaltered rocks of andesitic composition.

Our current and planned exploration activities are discussed under the heading "Production, Development, and Exploration" below.

B2GOLD 2025 Annual Information Form

 Drilling

The exploration drill hole database, as at December 31, 2024, contains 4,294 core and RC drill holes totalling 546,486 m. Drilling completed in 2024 consisted of 25 core holes (5,463 m).

The Mineral Resource estimate is based on data from RC and core exploration surface and underground drill holes, exploration trenches, and RC GC drill holes. The Masbate Mineral Resource was updated in late 2023. The exploration drill hole database cut-off date for the 2023 Mineral Resource estimate was August 15, 2023, and the GC database cut-off was May 16, 2023. Data used for the 2023 update include a total of 3,710 core and RC drill holes (488,950 m) and 1015 trenches (24,684 m) from the exploration database and 124,001 drill holes (2,516,709 m) from the GC RC drilling database.

All core to date has been photographed as a record. RC chips and core are logged for geological and geotechnical information. Geological information collected includes lithologies, alteration types, vein percentages, sulphides and sulphide content, and structure. Geotechnical information collected includes weathering condition, type of structures, joint spacing, joint condition, and type of joint filling (e.g., gouge, mylonite, breccia, or vein). Core recoveries are recorded.

Methods used to survey drill hole collar locations have included theodolite, total station, and GPS instruments. Down-hole surveys have been performed at regular down-hole intervals using a number of different instrument types, including Tropari, Ausmine, Eastman, Proshot and Reflex instrumentation.

Due to the subvertical dip of most mineralized zones, the majority of the drill holes intersected them at low angles. As a result, the mineralized thickness observed in drill holes does not correspond to the true thickness, which should be determined on a case-by-case basis.

Current and planned drilling is summarized under the heading "Production, Development, and Exploration" below.

 Sampling, Analysis, and Data Verification

Depending on the drill program and drill type, sample lengths have varied from 1-1.5 m. Current sampling is typically conducted on 1 m intervals for RC, core, and GC drilling. Core is cut in half using a rock saw. RC and GC samples are riffle split and sampled using a rig-mounted Metzke cone splitter.

Sample preparation has used crush and pulverization criteria that were in line with industry norms at the time. Current protocols are crushing to 75% passing -2 mm and pulverising to 85% passing 75 µm.

Sample preparation and analytical laboratories used have included the following independent laboratories: McPhar Laboratories (accredited to ISO 9001:2000 for selected techniques), SGS Philippines (unknown), SGS Taiwan (ISO 9001 and ISO/IEC 17025), SGS Masbate (not accredited), Intertek, Manila (ISO/IEC 17025), and ACME/Bureau Veritas, Vancouver (ISO/IEC 17025). The early sampling campaigns used the Atlas laboratory in Cebu and the Masbate onsite mine laboratory, neither of which were accredited or independent.

Gold assay methods have included AAS and fire assays, and these methods are still in use. All the 2023 primary assays were performed by SGS Masbate with Bureau Veritas, Vancouver used for umpire assays.

In total, the exploration department has collected density measurements using a range of techniques, including water immersion, waxed-sample water immersion, direct measurement of whole core and direct measurement of half core.

B2GOLD 2025 Annual Information Form

Modern QA/QC programs have been in place since at least 2000, and include submission of blank, standard reference and duplicate materials. Current insertion rates are approximately one standard, one duplicate, and one blank for each 39 samples submitted.

Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are considered to be appropriate, and consistent with industry norms.

Sample security practices were in line with industry norms prevailing at the time the sample was collected. Samples are currently stored in a secure facility prior to being shipped to the preparation and analytical laboratories.

A reasonable level of verification has been completed during the work conducted to date, and no material issues were identified from the verification programs undertaken. No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes.

 Mineral Processing and Metallurgical Testing

Metallurgical test work was performed by Atlas prior to commencing operations, and in support of feasibility studies that were undertaken in 1998 and 2006, respectively. These studies supported that the Masbate ores were amenable to conventional cyanidation processes.

At our request, SGS Minerals Services, which is independent from B2Gold, undertook a metallurgical variability test program from 2013-2015 to examine the response of samples from a number of mineralized zones to cyanide leaching using the CIL process. Additional test work was conducted to sufficiently characterize ores to be processed through the plant for the LoM. The metallurgical test work completed to date is based on samples that adequately represent the variability of the proposed mine plan.

Average LoM gold recoveries are based on a metallurgical model generated from metallurgical test work, gold grade, material type, and other parameters. Recovery forecasts within the Mineral Reserve pits range from 64% to 89%. Stockpiled materials are assigned an average metallurgical recovery of 75% for mine planning purposes.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

 Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Mineralization domains including vein and halo (stockwork), voids and backfilled historic mining shapes, oxidation surfaces, metallurgical recovery domains, and topographic surfaces were modeled as 3D solids or surfaces as appropriate and applied to the block model.

Grade capping, ranging from 1-80 g/t Au was applied by domain prior to compositing to 3 m intervals.

B2GOLD 2025 Annual Information Form

Average densities based on measurements done at site were applied to the block for in situ zones by oxidation state. Assumed densities were applied to historically mined-out workings, eluvial/alluvial deposits, and modern and historic dumps.

Estimation is completed for five types of domains: vein; halo (stockwork); surficial (eluvial/alluvial); dump; and mined-out/void/backfilled stopes. For each domain type, estimation is completed using OK with inverse ID2 and NN interpolation methods used for model checking. For the halo domains, an indicator kriged ("IK") estimate, consisting of a single indicator at 0.35 g/t Au, is used for reporting.

Block model grades were validated by visual comparison to composite grades, swath plots to check for local bias and global domain checks comparing NN estimates at a zero-gold cut-off grade, comparison to change-of-support distributions and reconciliation to GC models. Overall, the block grade estimates reasonably match the input data.

For vein-coded blocks, Indicated Mineral Resources are supported by an approximate drill spacing of 40-50 m and Inferred Mineral Resources are supported by an approximate drill spacing of 80-100 m. For stockwork/halo zones, the Indicated drill hole spacing is approximately 35 x 35 m, and for Inferred it is approximately 80 x 80 m. All stockpiles are classified as Indicated, and surficial deposits (eluvial/alluvial) are assigned the Inferred confidence category.

Mineral Resources are confined within pit shells that used a gold price of $2,100 per ounce and reported above an average gold cut-off grade of 0.35 g/t Au.

Mineral Resource Estimate

The Mineral Resource estimate for the Masbate Gold Project accounts for mining depletion as at December 31, 2024. The Mineral Resource estimate has an effective date of December 31, 2024.

B2GOLD 2025 Annual Information Form

Masbate Indicated Mineral Resources Statement

Area	100% Project Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
North	21,340	0.73	500
South	64,590	0.85	1,770
Stockpiles	39,110	0.60	750
Total Indicated Mineral Resources	125,030	0.75	3,030

Masbate Inferred Mineral Resources Statement

Area	100% Project Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
North	9,120	0.76	220
South	22,130	0.81	580
Total Inferred Mineral Resources	31,240	0.80	800

Notes:

1. Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported in situ or in stockpiles inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Mineral Resources are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements, and the remaining 60% is owned by Zoom, a Philippine shareholder company. Please see heading "Property Description, Location, and Access" above for a further discussion of the foregoing.

3. The Qualified Person for the Mineral Resource estimate is Michael Johnson, P.Geo., our Technical Services Manager.

4. The Qualified Person for the stockpile estimate is Peter Montano, P.E, our Vice President, Projects.

5. The Mineral Resource estimate for the Masbate Gold Project accounts for mining depletion as of December 31, 2024. The Mineral Resource estimate has an effective date of December 31, 2024.

6. Mineral Resource estimates assume an open pit mining method.

7. Mineral Resources are reported within a conceptual open pit based on a gold price of US$2,100/oz, modeled metallurgical recovery (resulting in average metallurgical recoveries by resource area that range from 60-89%), and operating cost estimates of US$1.50-US$2.00/t mined (mining), US$14.87/t processed (processing) , US$2.48-US$3.78/t processed (site general) and a selling cost of US$89.34/oz.

8. Mineral Resources are reported at an average cut-off grade of 0.35 g/t Au.

9. North and South designations refer to locations north and south of the Guinobatan River, respectively.

10. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Factors that may affect the Mineral Resource estimates include changes to: metal price assumptions; assumptions used to generate the gold cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social licence to operate.

B2GOLD 2025 Annual Information Form

Mineral Reserves

An economic analysis was completed on the Mineral Resource block model to establish an estimate of economically extractable Mineral Reserves. Dilution, ore loss and metallurgical recovery factors were applied to the Mineral Resource model to create a diluted Mineral Reserve model which includes "recoverable" grade estimates.

Open pit optimization was completed on the recoverable grade estimates in the Mineral Reserve block model using commercially-available optimization software using physical and economic parameters including geotechnical characteristics, pit wall and ramp designs, pit access elevations, mining, processing, site general, and sustaining capital costs. Only blocks classified as Indicated Mineral Resources were included in the pit optimizations. The economic parameters used for open pit optimization were used to create cut-off grades for reporting of Mineral Reserves. Final pit designs were completed by personnel at the mine site.

Mineral Reserves include stockpiled ore which is derived by mine staff from detailed survey pickup for volume calculation of individual stockpiles, with grade estimated from GC. Mineral Reserves are contained within five main open pits with the Main Vein pit being the largest.

The Mineral Reserve estimate for the Masbate Gold Project accounts for mining depletion as at December 31, 2024 and costs based on the LoM plan and 2025 budget. The Mineral Reserve estimate has an effective date of December 31, 2024. Mineral Reserve estimates for the Masbate Gold Project have been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Masbate Probable Mineral Reserves Statement

Area	100% Project Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
North	5,100	0.78	130
South	16,800	1.01	550
Stockpiles	39,100	0.60	750
Total Probable Mineral Reserves	61,000	0.73	1,430

Notes:

1. Mineral Reserves have been classified using the CIM Standards, and are reported at the point of delivery to the process plant.

2. Mineral Reserves are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements, and the remaining 60% is owned by Zoom, a Philippine shareholder company. Please see heading "Property Description, Location, and Access" above for a further discussion of the foregoing.

3. The Qualified Person for the Mineral Reserve estimate is Peter Montano, P.E., our Vice President, Projects.

4. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,750/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 59–84%), and average base operating cost estimates of US$1.46–US$2.23/t mined (mining), US$14.26/t processed (processing), US$2.48–3.78/t processed (site general), and US$75.34/oz selling cost including royalties.

B2GOLD 2025 Annual Information Form

5. Reserve model dilution and ore loss were applied through whole block averaging such that at a 0.45 g/t Au cut-off there is a 4.1% increase in tonnes, a 5.4% reduction in grade, and a 1.6% reduction in ounces when compared to the Mineral Resource model.

6. Mineral Reserves are reported at an assay cut-off grade of 0.42 g/t Au.

7. North and South designations refer to locations north and south of the Guinobatan River, respectively.

8. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Factors that may affect the Mineral Reserve estimates include changes to: gold price, pit slope and geotechnical, hydrogeological and pit dewatering assumptions; inputs to capital and operating cost estimates; operating cost assumptions used in the constraining pit shell; pit designs from those currently envisaged; modifying factor assumptions, including environmental, permitting, and social licence to operate; and stockpiling assumptions as to the amount and grade of stockpile material.

 Mining Operations

The mine is a conventional open pit operation. Based on the current LoM, mining activities are expected to end in 2028 while Mineral Reserve stockpile processing is expected to continue into 2034. The mine plan assumes that all necessary permits will be granted in support of the mining operations, and that all the required surface rights can be obtained. The open pit mining sequence involves: GC drilling; drill and blast operations; and excavation and hauling of materials to the process plant ROM pad, temporary LG ore stockpiles, or WRSF. Mining operations are conducted under an owner-operator model, and activities are scheduled on a 24-hour, seven days per week basis. Our mine life estimate is based on current Mineral Reserves, with the addition of non-reserve mining from planned larger pits if supported by mining costs and gold prices at the time. These larger pits contain approximately 190,000 ounces of Indicated Mineral Resources and 55,000 ounces of Inferred Mineral Resources that have not been converted to Mineral Reserves. Mineral Resources in LG stockpiles may be processed at the end of mine life, or when higher grade tonnage is not available, depending on current costs and gold prices. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Information derived from geotechnical and exploration drilling carried out at the various deposits, together with hydrogeological assessments (where available) and subsequent wall stability analyses and assessments, have been used to prepare "base case" wall design parameters at the feasibility level, which are considered suitable for use for mining purposes. The pit slope design recommendations were provided for the operation by third-party consultants George, Orr, and Associates.

Hydrogeological assessments have been performed for the Main Vein and Montana open pits. Water management practices envisage use of depressurization holes where necessary, and the potential use of vibrating wire piezometers. No hydrogeological information is currently available for the areas of the satellite pits, and the projected mine plans for these areas should allow for wall depressurisation drilling.

An average of 33 Mtpa of ore and waste will be mined from seven different open pits and phases. Production in 2024 was mostly from the Main Vein pit and ore stockpiles. The primary ore sources in 2025 will be from the Main Vein pit, the Blue Quartz pit, and the Old Lady pit.

B2GOLD 2025 Annual Information Form

 Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under the heading "Mineral Processing and Metallurgical Testing" above.

The process plant is a conventional CIP type facility consisting of: primary crushing, two-stage SAG/ball mill grinding with pebble crushing, leaching, carbon adsorption; elution, electrowinning, and smelting gold recovery stages; and a cyanide detoxification stage treating process plant tails before disposal in a TSF. Material is ground to 130-150 µm, and the leach residence time is 26 hours at the 8.0 Mtpa throughput rate.

Materials handling within the plant consists of 13 conveyor belts that are used to transport ore from the primary and supplementary crushing plants to the grinding and classification area. A 2.1 km long, 630 mm diameter high-density polyethylene tailings line runs from the process plant to the TSF.

The plant underwent an upgrade to 8.0 Mtpa in 2019. Currently, using the hardest ore types, the plant can treat 8.0 Mtpa consistently for the LoM. This expansion primarily consisted of adding a third ball mill and upgrading the existing crushing circuit.

No market studies are currently relevant as the Masbate Gold Project is an operating mine producing a readily saleable commodity in the form of doré. Doré produced by PGPRC typically contains 60% gold and 40% silver and is exported to Metalor Refinery in Switzerland for refining.

 Infrastructure, Permitting, and Compliance Activities

The mine area is fully serviced with roads that currently connect the open pit mines, process plant area, and accommodations areas. The mine airstrip is suitable for daylight operations and is used to transport critical personnel and spare parts. The causeway at Port Barrera is used for barge transport of heavy equipment, reagents (lime, cyanide), bulk materials, spare parts, and other oversized items. A 30 MW HFO- and diesel-fueled power plant provides power to the operations. An additional 9.4 MW HFO generator was installed at the power plant and commissioned in the second quarter of 2023.

The TSF was formed by cross-valley type earth-fill embankments. The Stage 12 lift to 63 m relative level ("mRL") was completed in 2022. Construction to a final height of 71 mRL will be achieved by a continuation of progressive uplifts (Stages 13 and 14) and will include an additional saddle dam. Water storage and water management is currently performed through construction and progressive improvement of sediment ponds, silt traps, silt fence, drainage systems, re-vegetation works and appropriate bund walls along haul/access roads, and operations of a number of water storage weirs.

Filminera's environmental protection and management programs have been carried out since the commencement of operations. This was guided by the conditions stipulated in the issued Environmental Compliance Certificate ("ECC") and outlined/described in the approved Environmental Protection and Enhancement Program ("EPEP"), including the Environmental Impact Assessment ("EIA") documents of the Masbate Gold Project to meet all the necessary regulatory and company standards. PGPRC has its own EPEP pursuant to its Mineral Processing Permit, based on conditions stipulated in the same ECC and related documents of the Masbate Gold Project. On January 22, 2019, the Environment Management Bureau approved the amendment to the ECC for the implementation of the Montana expansion project. On December 18, 2019, the Environmental Management Bureau approved further amendment to the ECC to expand the capacity of the gold processing plant to 9 Mtpa. On January 15, 2024, the EMB signed the amended ECC for the implementation of the Blue Quartz-Old Lady expansion project.

B2GOLD 2025 Annual Information Form

Environmental risk assessments, together with a formal environmental audit and review of compliance with the ECC conditions are also performed periodically by relevant government agencies and through initiatives by Filminera. Independent consultants have also been used to externally validate environmental compliance and program implementation.

Filminera and PGPRC have maintained ISO14001 certification since 2016, and has implemented various environmental monitoring programs, construction/installation of environmental control measures and other initiatives. ISO certification status is maintained on an ongoing basis.

PGPRC holds a Mineral Processing Permit granted by the DENR. The current MPP No. 010-2007-V (third renewal) was issued on December 13, 2021, along with an approved Five-Year Development/Utilization Work Program.

Filminera maintains a comprehensive listing of permitting requirements and key operational documents. The key permits are the MPSAs and the ECC. A Special Land Use Permit was granted for infrastructure construction and operation in forest lands outside the MPSA areas, including portions of the TSF, WRSF HMBE Stage 4, the causeway and the airstrip. Additional permits will be required in support of mining operations at the planned satellite open pits.

Filminera has secured the DENR approval for the consolidation of its MPSA and EP, and the assignment of VMC's MPSAs to Filminera. This enabled Filminera to qualify the planned and future satellite pits as expansion areas for the Masbate Gold Project.

Renewal of permitting and operational documents is an ongoing process, depending on the circumstances of the operation and individual permit requirements. The Masbate Gold Project is also subject to periodic audit by the DENR.

The community relations group is responsible for the establishment and strengthening of relationships with the various stakeholders to obtain and maintain social acceptability of the operations in the area. Stakeholders include the residents of the host and neighboring communities, local government units (provincial, municipal and barangays), national and regional government agencies, media groups, various churches, NGOs, educational institutions, and the Philippine National Police and Military.

Closure and reclamation costs, including a 10-year post-closure monitoring program, are estimated, and updated annually. These costs are revised annually as part of our mine restoration provision. Closure and reclamation costs as at the end of 2024 were estimated at $39.9 million on an undiscounted basis.

 Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience and LoM projections. The table below presents the 2025 budgeted costs and the estimated capital costs for the LoM, excluding 2025.

B2GOLD 2025 Annual Information Form

Capital Cost Estimate

Area	2025 Budget (US$ million)	LoM Estimated Cost excluding 2025 (US$ million)
Site general and infrastructure	0.2	4.4
Mining and processing	24.2	88.0
Closure and rehabilitation	0.2	39.7
Land acquisition	15.0	0.0
Total	39.6	132.1

Notes:

1. Totals have been rounded and may result in apparent summation differences.

2. The projected LoM for the Masbate Gold Project is approximately four years of mining and approximately 10 years of processing, including 2025.

The capital cost estimates include tailings dam expansions, mining fleet additions, land acquisition for future mining areas and standard sustaining costs for mining and processing, and site general costs. Deferred stripping costs are excluded from the capital cost estimates.

Operating Costs

Budgeted 2025, and estimated LoM operating costs, excluding 2025, are provided in the table below.

Operating Cost Forecast

Area	Units	2025 Budget	LoM Estimated Cost excluding 2025
Mining	US$/t mined	1.58	2.03
Processing	US$/t processed	13.38	12.72
Site general	US$/t processed	3.85	3.01

Notes:

1. Costs are variable depending on whether ore is classified as low-grade or high-grade, and whether the mill feed is classified as oxide or fresh (primary). Costs are based on whether the material being processed is stockpiled or in situ material.

2. The processing costs include the ore load and haul costs and some road maintenance costs.

3. The cut-off grade calculations and optimizations for these costs are not included with the process costs.

4. The projected LoM for the Masbate Gold Project is approximately four years of mining and approximately 10 years of processing, including 2025.

Operating costs include all mining, processing and site general costs including deferred stripping.

The capital cost estimates and operating cost estimates in the tables above are based on our current estimates and mine plan for the Masbate Gold Project. Costs in subsequent years may vary significantly from our 2025 and LoM cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to our current mining operations or mine plan. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Ongoing exploration and analyses at operating mines are conducted with a view to estimating additional Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially conversion to Mineral Reserves. If additional Mineral Reserves are estimated, they may alter the current mine plan and potentially extend the mine life.

B2GOLD 2025 Annual Information Form

 Production, Development, and Exploration

The Masbate Gold Project produced 194,046 ounces of gold in 2024. Masbate Gold Project's 2024 annual gold production was 544 ounces higher than 2023, mainly due to higher gold grade and throughput.

For full-year 2024, mill feed grade was 0.96 g/t Au compared to the budget grade of 0.93 g/t Au and 0.97 g/t Au in 2023; mill throughput was 8.60 Mt compared to budget of 7.94 Mt and 8.30 Mt in 2023; and gold recovery averaged 72.8% compared to budget of 76.0% and 74.5% in 2023. Average gold recoveries were below budget in 2024. The mill throughput was well above budget (8.3%) in 2024.

Gold production at the Masbate Gold Project in 2025 is expected to be 170,000 to 190,000 ounces. For 2025, Masbate is budgeted to process a total of 8.0 Mt of ore at an average grade of 0.88 g/t Au with process gold recovery of 79.9%. Mill feed will largely be a blend of mined fresh ore sourced from the Main Vein pit and low-grade ore stockpiles.

Capital expenditures for 2025 at Masbate are expected to total $47 million, of which approximately $30 million is classified as sustaining capital expenditures and $17 million is classified as growth capital expenditures. Sustaining capital expenditures are anticipated to include, amongst other items: $8 million for deferred stripping; $8 million for mining equipment replacement and rebuilds; $6 million for new solar plant, $4 million for process plant and general site expenses, and $5 million for TSF expansion. Growth capital expenditures are anticipated to include $16 million for land acquisition and relocation costs for new open pits.

At Masbate, the 2025 exploration budget is $3 million, and includes approximately 4,200 m of drilling. The program will continue to focus on exploration of new regional targets located south of the main mine infrastructure at Masbate. An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off our presence and operational experience in the country. A total of 2,000 m of drilling is planned to test new project areas.

B2GOLD 2025 Annual Information Form

Otjikoto Mine

Certain portions of the following information are derived from and based on the technical report entitled "Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report" that has an effective date of December 31, 2018, prepared by the following Qualified Persons: Tom Garagan, P. Geo., Peter Montano, P.E., John Rajala, P.E. and Ken Jones, P.E. (the "Otjikoto Report") and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Otjikoto Mine, please refer to the Otjikoto Report, which is available on SEDAR+ at www.sedarplus.ca. Information that post-dates the Otjikoto Report is provided by B2Gold.

 Property Description, Location, and Access

The Otjikoto Mine is located in the north-central part of the Republic of Namibia. It is situated approximately 300 km north of Windhoek, the country's capital, within the Otjozondjupa Region. The Otjikoto Mine can be accessed off the main B1 road, a primary paved road, from the towns of Otjiwarongo or Otavi located approximately 70 km to the southwest and 50 km to the northeast of the Otjikoto Mine, respectively.

Mining Licence 169 ("ML169"), covering an area of 6,933.98 ha, was granted for a 20-year term, expiring in December 2032, and renewable for further periods, each term not exceeding 15 years. Maintaining ML169 requires payment of an annual fee of N$5,000 and filing of bi-annual environmental reports with the Ministry of Environment, Forestry, and Tourism ("MEFT"), development of a work program, environmental compliance, commitment to seek local suppliers for fuel and lubricants, approval of the product take-off agreement, and payment of taxes by permanent employees in Namibia. Exploration reports must be submitted every two years to the relevant regulatory authority.

Surrounding ML169 is Exclusive Prospecting Licence 2410 ("EPL 2410") with a total area of 26,719.21 ha, which remains valid until May 5, 2025, and can be renewed for an additional two-year term with a reduction in area. Maintaining EPL 2410 requires payment of an annual fee, based on the reduced licence area filing of quarterly and annual exploration reports with the Ministry of Mines and Energy, and filing of bi-annual environmental reports with the MEFT.

B2GOLD 2025 Annual Information Form

Mining operations on ML169 are conducted under the terms of an Environmental Clearance Certificate (ECC-2300223) (the "ECC") that is issued by the MEFT. A renewed ECC was issued by the MEFT on March 5, 2023 and remains valid for three years to March 2026. The ECC is issued to undertake mining operations at Otjikoto Gold Mine as per the approved ESIA report and EMP.

B2Gold Namibia (Proprietary) Limited ("B2Gold Namibia"), the holder of ML169 and operator of the Otjikoto Mine, is 90% owned, indirectly, by us and 10% by EVI, a Namibian empowerment company.

In addition, we have purchased and consolidated a number of farms into B2Gold Namibia Property (Pty) Ltd., including the Wolfshag, Otjikoto, Gerhardshausen, Felsenquelle, and Erhardtshof farms. We hold the surface rights through these farms, and all mine infrastructure and the Otjikoto Mine itself are situated within property owned by B2Gold Namibia. No additional surface rights are required to support our mining operations.

The Agricultural and Commercial Land Reform Act (Namibia) levies a land tax, with the rates of such tax determined by reference to the nationality, size of the farm, classifications of the land for agricultural use, activities, and number of farms by a particular owner, as determined by the Ministry of Land Reform. Where exploration activities are conducted on private land owned by third parties, we typically enter into compensation agreements (within the meaning of section 52 of the Namibian Minerals Act (Namibia)) for any land disturbance or inconvenience with such owner.

We hold water permit No. 10971, allowing for 4.0 million cubic metres per annum water extraction from selected groundwater wells subject to certain monitoring and reporting conditions, which has been renewed until February 2026.

The Namibian Minerals Act (Namibia) levies a royalty of 3% on the net sales of gold and silver. A VAT of 15% applies to domestic goods and services and 16.5% to imported goods and services. A refund on the 15% VAT on domestic goods and services is available. The Income Tax Amendment Act, 2015 (Namibia), which inserted a section 35B into the Income Tax Act, 1981 (Namibia), has introduced a 10% withholding tax on interest payable to non-resident lenders.

The Export Levy Act (Namibia) levies an export levy of 1% on the commercial value of the invoice for gold bullion exported.

 History

All of the early exploration activity from the 1960s to the late 1990s focused on base metals. Companies involved included Kennecott Exploration Company, Falconbridge Ltd., Tsumeb Corporation, Anglo American plc, and Gold Fields Prospecting. However, only a limited portion of the current licences were held and explored by these companies.

Due to the thickness of cover material, the primary exploration tool was geophysics. Completed surveys included ground and airborne magnetics, IP, time domain EM, controlled source audio magnetotellurics, natural source audio magnetotellurics, and frequency domain EM.

During 1998-1999, Avdale Namibia (Proprietary) Limited, which was originally incorporated as a subsidiary of Anglo American plc, and was subsequently purchased by B2Gold Namibia, drill tested an intense 9 km long linear magnetic feature centered on the Otjikoto farm, and observed visible gold at the base of some RAB drill holes.

B2GOLD 2025 Annual Information Form

There is no known gold or base metals production prior to our development of the mine. Several small-scale amethyst quarries are present on the property but not in the immediate area of the main deposit. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

 Geological Setting, Mineralization, and Deposit Types

The Otjikoto deposit is located within the Damara Mobile Belt, within the northern portion of the northeasterly-striking "Intracratonic Branch" of the belt and is an example of an orogenic-style gold deposit.

The Otjikoto area is predominantly underlain by lithologies belonging to the Neoproterozoic Swakop Group. The Okonguarri Formation hosts the gold mineralization and is overlain and underlain by glacial diamictite horizons of the Ghaub and Chuos Formations, respectively. The Okonguarri Formation consists primarily of thick units of dark grey carbonaceous marble, biotite-schist, graphitic schist, and calc-silicate horizons. The schist units are derived from semi-pelitic, pelitic, marl and psammitic units in a turbiditic sedimentary package. The rocks in the Otjikoto area have experienced at least three phases of moderate to tight folding and some thrust faulting. They have also been affected by extensive metasomatism, followed by prograde regional metamorphism that has reached upper greenschist to lower amphibolite facies.

Mineralization in the main Otjikoto deposit is hosted by a north-northeast striking sheeted sulphide (+ magnetite)-quartz + carbonate vein system that has a strike length of about 2.6 km and extends at depth to at least 475 m below surface. The gold occurs in a series of thin (commonly <10 cm) sheeted veins in the Upper and Middle Okonguarri Formation. The veins and associated mineralization form a series of en-echelon zones oriented at approximately 010-020° north-northeast and plunging at 10-15° (average 12°) to the south-southwest. Vein concentrations range from one to 30 veins per metre, with a higher vein concentration within the Central and West shoots. Gold occurs within the vein system as coarse native gold particles that can vary from 5-400 µm, averaging about 100 µm in size. Mineralization remains open down plunge as presently tested.

Mineralization in the adjacent Wolfshag deposit occurs as a series of south-southwest-plunging shoots of mineralization coincident with the hinge zones of the tight folding of several marble and clastic metasedimentary horizons. Mineralization is associated with generally concordant (bedding parallel) vein zones that are principally hosted within an altered meta-sandstone unit. The mineralized zone is about 2.1 km long and has been intersected by drilling for about 2,000 m down plunge to a depth of 750 m below surface. The deposit consists of a series of fold-duplicated mineralized zones alphabetically subdivided from WA to WE into either west-northwest or east-southeast-verging fold closure zones. HG shoots within the mineralised zones are associated with parasitic folds occurring within the larger fold structure. The shoots plunge at 15-20° to the south-southwest, sub-parallel to the Otjikoto deposit shoots.

Gold mineralization can be vein-hosted or represent replacement or disseminated styles. Mineralization at both Otjikoto and Wolfshag zones remains open at depth down plunge to the southwest.

The OTG shoot was identified as a down dip extension of the Otjikoto OTC Zone, which hosts the Otjikoto deposit. The geometry, continuity, and grade potential of the OTG shoot was tested with several core drill holes in 2021. Gold is associated with pyrrhotite, pyrite and magnetite and hosted in chlorite- and garnet-bearing quartz-carbonate veins. The geometry is similar to that of the HG shoots of Otjikoto and Wolfshag and is associated with parasitic folds. Continuity was proven over 800 m plunge length. The shoot occurs within 150 m of the Wolfshag underground development. The OTG shoot plunges at 15-20° to the south-southwest, sub-parallel to the Wolfshag ore shoots.

B2GOLD 2025 Annual Information Form

Discovered in 2022, following deep drill testing on three-dimensional models of magnetic inversion data, the Antelope deposit may consist of as many as three separate mineralized structures, of which the southernmost Springbok zone has been defined by 50 x 50 m spaced drilling, over a strike length of approximately 1,000 m. Mineralization has a dip of extent of approximately 150 m and with an average thickness of 8 m. Northeast, along strike of Springbok, a similar style of HG mineralization has been intersected in the Oryx zone, which appears to represent a second shoot, stacked stratigraphically above Springbok. Overall, mineralization has been intersected by drilling over a combined plunge of approximately 2,000 m. The Antelope deposit mineralization is characterized by sheeted quartz-pyrrhotite veins, which have been overprinted by deformation focused along two main marble beds that serve as major stratigraphic markers in the Otjikoto stratigraphy. The shoot-like geometry of the Antelope deposit mineralization derives, in part, from the thickening of quartz-pyrrhotite-gold mineralization in the hinge zones of centimetre- to metre-scale folds, a structural control that is well documented in the Otjikoto Mine. Mineralized shoots plunge shallowly north-northeast, suggesting a subtle inflection in the stratigraphy that hosts the Otjikoto deposit, where ore zones plunge shallowly south-southwest. Mineralization in each of the respective shoots remains open along the plunge direction.

 Exploration

Exploration activities completed by us include geological mapping, geochemical soil sampling, airborne geophysical surveys (Aster satellite imagery, electromagnetics, magnetics, radiometrics), and ground geophysical surveys (magnetics, IP).

Exploration work is ongoing, with a focus on infilling and extending the known mineralization in the Antelope deposit.

Our current and planned exploration activities are discussed under the heading "Production, Development, and Exploration" below.

 Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling). Drilling as at December 31, 2024 near the Otjikoto Mine consists of 3,204 core, RC, and RAB drill holes (463,213 m).

Drilling used to support the August 2021 update of the Otjikoto Mineral Resource model includes 1,219 core holes (281,064 m) and 456 RC holes (38,654 m). Drilling used to support the Wolfshag Open Pit Mineral Resource model (built in 2018) includes 447 core holes (121,248 m) and 24 RC holes (1,596 m). No RAB drilling is used in estimation.

Drilling used to support the Wolfshag Underground Mineral Resource model (built in 2024) includes 776 core holes (104,294 m).

Drilling used to support the Antelope deposit Mineral Resource model includes 107 core holes (59,480 m), completed between February 12, 2022 and November 5, 2024.

B2GOLD 2025 Annual Information Form

Sieved RAB samples, RC chips, and core are logged. Core is photographed, and recoveries are recorded. Drill hole collar locations are surveyed by a contract professional land surveyor. Down-hole surveys are performed at regular down-hole intervals using Reflex Ez-shot instrumentation.

Current and planned drilling is summarized under the heading "Production, Development, and Exploration" below.

 Sampling, Analysis, and Data Verification

RC samples are collected at 1 m intervals in plastic bags using a cyclone and split at the drill site using a riffle splitter. The split samples are transported to the core yard, where they are further split to produce an assay sample, a field duplicate, and a reference sample. Core is primarily sampled based on geological logging. Sample intervals range from 0.4-1.7 m, but samples are typically about 1 m in length. Mineralized and altered segments and adjacent wall rock are sampled cutting the core in half using a core saw. RC GC samples are collected on 2 m intervals. The majority of the sampling on the project was done at 1 m sample intervals.

For most of the historic exploration programs, ALS Minerals Okahandja, Namibia or ALS Johannesburg were used for sample preparation, ALS Johannesburg for primary analysis, and the Otjikoto Mine laboratory or ALS Chemex in Vancouver, Canada as the check laboratories. All laboratories except the mine laboratory have accreditations for selected analytical techniques and are independent from B2Gold. The ALS Minerals sample preparation laboratory in Okahandja is visited about once a month to confirm samples are being prepared to the set specifications. The ALS Johannesburg laboratory is annually audited by an external consultant.

For the current exploration program at the Antelope deposit most of the samples are prepared and analyzed at the Otjikoto mine laboratory using the Leachwell method. By this method, the entire sample is dried at 105°C for four hours, then crushed to 100% passing 4 mm and 87% passing 2 mm, and riffle split to obtain the analysis sample. The analysis sample was originally kept at around 2 kg, but later changed to half of the entire sample, to ensure sufficient material is available for check assays. The sample split is pulverized to 90% passing 106µm. Several tailings of the leaching process are selected for fire assay. A selection of the remaining coarse rejects are periodically sent for external checks at ALS Okahandja for preparation and ALS Johannesburg for screen fire assay analysis including different grade bins. Before changing from screen fire assays to Leachwell analysis, internal and external studies were carried out by the mine laboratory in 2017-2018, as well as an external check by ALS in 2021 for Otjikoto ore samples. These studies tested the rate of dissolution for coarse gold, the effect of high iron or sulphide on the leach, as well as the influence that different rock types could have on leach kinetics and solution recovery. A direct comparison of Antelope deposit screen fire assays from ALS and Leachwell analysis was conducted at the mine laboratory on four drill holes, before proceeding to routine use of Leachwell analysis on the Antelope deposit core in 2023.

Early sample preparation consisted of drying, crushing to -2 mm, and pulverizing to 106 μm. The protocol was modified due to the nuggety nature of the gold mineralization to capture both the +106 μm and -106 μm fractions for analysis. Gold grades are determined using a screen fire assay methodology with either an atomic absorption (<10 ppm gold) or gravimetric finish (>10 ppm gold). In addition to gold assays, a multi-element suite of 22 elements can be requested for exploration assays. Sulphur and carbon are also assayed for, using either a LECO or similar carbon and sulphur analyzer.

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Density determinations are regularly performed by site personnel on whole core samples using the water displacement method. Very early in the project, specific gravity measurements were made by pycnometer testing; these measurements are not used for tonnage reporting.

QA/QC measures include regular insertion of certified reference materials, field duplicates, and blank sample materials prior to submission of samples to the laboratory to monitor laboratory accuracy, precision, and sample sequencing. QA/QC sample insertion rates are typically at the rate of 1:20 but can be at 1:38 for selected sample types. QA/QC data are reviewed on a continuous basis.

Sample security measures included moving RC and core samples from the drill site to our secure core yard in Otjiwarongo. Sample shipments are tracked using industry-standard procedures. We are of the opinion that the core storage is secure because access to the Otjiwarongo core yard is strictly controlled and a B2Gold representative has always been present in the core yard. Much of the core is now stored in an open-sided shed built on the mine property.

Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry norms. No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation and can be used to support mine planning.

 Mineral Processing and Metallurgical Testing

Metallurgical test work for the Otjikoto deposit has been primarily performed by SGS Lakefield. Additional testing facilities included Jenike & Johanson (materials handling), Rocklab (unconfined compressive strength tests), CANMET (leach optimization), FLS-Knelson (gravity concentration and intensive leach tests). Laboratories performing test work on the Wolfshag deposit include SGS Lakefield (gravity/leaching recovery, comminution, mineralogy/gold deportment, rheology, cyanide destruction, tailings characterization), SGS Beckley (unconfined compressive strength tests), and FLSmidth (Bond low-energy impact test).

Completed test work included materials handling, comminution, grind circuit modelling, unconfined compressive strength tests, bulk mineralogy, chemical composition and mineralogy, leach and gravity tests, leach optimization, leach variability tests, carbon adsorption test work and modelling, cyanide destruction test work, gravity concentration and intensive leach test work, sedimentation and rheological tests, tailings characterization, bench scale sedimentation tests, and environmental and geotechnical testing.

Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones. Average LoM gold recoveries were initially estimated to be 95.6%. During operations, the process plant has been optimized, and is reliably achieving recoveries >98%. The Wolfshag and Otjikoto ores are therefore expected to support average LoM gold metallurgical recoveries of approximately 98%.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

B2GOLD 2025 Annual Information Form

 Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Mineral Resource estimates are reported from three block models, the combined Otjikoto and Wolfshag open pit model, the Wolfshag underground model and the Antelope underground model. The Otjikoto and Wolfshag open pit models were built in 2021 and 2018, respectively, and combined into one model for Mineral Resource and Mineral Reserve pit shell runs and reporting. The Wolfshag underground model was built in 2024 and the Antelope model was built in February 2025.

Otjikoto Model

For the Otjikoto deposit, mineralized zones were created using lithology, vein percent, sulphide abundance and gold grade at a nominal 0.2 g/t Au cut-off. Mineralized zone wireframes were identified by stratigraphic unit in which they occur. Using logged rock type and oxidation from exploration drill holes, surfaces were created for the base of calcrete, transition, oxide and mixed. The bottom of calcrete surface was used as a top to the mineralized zone wireframes. Metallurgical domains are defined by oxidation state and dominant sulphide composition (pyrite/pyrrhotite). Bulk densities applied to the Otjikoto block model vary by lithology, mineralization, and oxidation state, ranging from 2.43 tonnes per cubic meter ("t/m3") in hardpan to 2.84 t/m3 in sulphide-mineralized albitite.

For the Otjikoto mineralized domains, capping ranged from 4-25 g/t Au. Down-hole composites were set at 2 m lengths. Otjikoto gold grades were estimated using OK. Model validation was performed using visual and statistical checks and reconciliation to GC models. No Measured Mineral Resources were classified. For Otjikoto, drill spacing for Indicated Mineral Resources is nominally 25 x 50 m and for Inferred Mineral Resources is up to 100 x 100 m.

Wolfshag Model

For the Wolfshag deposit, two nested shells were created based on a combination of grade and vein intensity. These were a LG domain at a nominal 0.2 g/t Au, and a HG domain at a nominal 1 g/t Au. For the open pit model, only the LG domain was used as a boundary in the gold grade estimate. A stratigraphic/structural model was created based on all available geological data. Within each of the modeled stratigraphic units, lithology was assigned by interpolating indicators for each major rock type. Weathering and oxidation surfaces were created from simplified drill logs. Metallurgical domains are defined by oxidation state and dominant sulphide composition. For Wolfshag, densities were interpolated where sufficient data was available. Bulk densities range from 1.9 t/m3 in soil to 2.98 t/m3 in some of the Wolfshag HG zones.

For Wolfshag, capping values ranged from 1 g/t Au in marble/waste, 5-16g/t in LG zones, and 12-50 g/t Au in HG zones. Down-hole composites were set at 2 m lengths. Wolfshag grades for the open pit model were estimated using OK. Model validation was performed using visual and statistical checks and reconciliation to GC models. No Measured Mineral Resources were classified. For Wolfshag, drill spacing for Indicated Mineral Resources is generally 25 x 25 m (with some 25 x 50m spacing) and for Inferred Mineral Resources drill spacing is generally 50 x 100 m.

Combined Otjikoto and Wolfshag Open Pit Model

The Otjikoto and Wolfshag open pit sub-cell models were combined into one sub-celled model which was reblocked to a single block size of 6 x 12 x 3.3333 m using whole-block averaging. The combined re-blocked model was used for mine planning work.

B2GOLD 2025 Annual Information Form

Wolfshag Underground Model

The down-plunge extension of the Wolfshag mineralization is the area from which underground Mineral Resources and Mineral Reserves are reported. The model uses nested HG and LG domains at nominal 0.1 g/t Au and 1.0 g/t Au respectively. Gold grades were estimated using ID3 with the HG and LG domains used as hard boundaries for grade estimation. Block model checks included visual review of block grades relative to composite grades, comparison of block model grades to the declustered composites and swath plots. No Measured Mineral Resources were reported. Indicated Mineral Resources were classified based on a maximum drill spacing of 25 x 25 m and Inferred Mineral Resources were classified based on a maximum drill spacing of 50 x 100 m.

Antelope Underground Model

Two nested shells at nominal 0.1 g/t Au for the low-grade or "Halo" domain and 1.0 g/t Au for the HG domain. Gold grades were estimated using ID3 with the HG and Halo domains used as hard boundaries for grade estimation. Block model checks included visual review of block grades relative to composite grades, comparison of block model grades to the declustered composites and swath plots. No Measured or Indicated Mineral Resources were reported. Inferred Mineral Resources were classified based on a maximum drill spacing of 50 x 50 m.

The Antelope model was updated in February 2025 subsequent to the June 2024 model that informed the PEA. The new model incorporates additional drilling and resources are reported using cut-off grades and stopes that are based on updated costs and assumptions.

The preliminary results of a positive PEA on the Antelope deposit includes an initial LoM of five years, an average grade of 5.57 g/t and production LoM of approximately 327,000 oz with an average gold recovery of 95%. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Otjikoto, Wolfshag, and Antelope Reporting

Mineral Resources considered potentially amenable to open pit mining methods were constrained within a conceptual pit shell and are stated above a cut-off of 0.25 g/t Au. Mineral Resources are reported above a cut-off grade that is supported by estimated LoM cost data and a higher gold price assumption ($2,100/oz).

Mineral Resources considered amenable to underground mining methods are located outside the pits used for reporting open pit Mineral Reserves, and any block above a cut-off of 1.5 g/t Au that is within the underground design for material considered amenable to long-hole stoping. Additional underground resources are reported from blocks outside the underground design within the WA zone and above a cut-off grade of 1.9 g/t Au or within the other mineralized zones and above a cut-off grade of 2.5 g/t Au. The cut-off grades are based on underground engineering and cost studies.

B2GOLD 2025 Annual Information Form

Due to the depth of the Antelope deposit, it is considered amenable to underground mining. Resources are reported at a cut-off of 2.5 g/t Au and within optimized stopes created using the same cutoff.

Mineral Resource Estimate

The Mineral Resource estimate for Otjikoto accounts for mining depletion as at December 31, 2024. The Mineral Resource estimate has an effective date of December 31, 2024.

Otjikoto Indicated Mineral Resources Statement

Area	100% Project Basis			Attributable Ownership Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	16,890	0.77	420	90	370
Wolfshag Open Pit	200	0.61	4	90	4
Wolfshag Underground	950	5.79	180	90	160
LG Stockpile	21,790	0.42	290	90	260
ROM Stockpile	340	2.81	31	90	28
Total Indicated Mineral Resources	40,180	0.71	920		830

Otjikoto Inferred Mineral Resources Statement

Area	100% Project Basis			Attributable Ownership Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	3,140	0.58	59	90	53
Wolfshag Open Pit	900	0.75	22	90	19
Wolfshag Underground	820	5.08	130	90	120
Antelope Underground	2,580	5.62	470	90	420
Total Inferred Mineral Resources	7,440	2.84	680		610

Notes:

1. Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported in situ or in stockpiles, inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Mineral Resources are reported on a 100% project and a 90% attributable basis, the remaining 10% interest is held by EVI, a Namibian empowerment company.

3. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration.

4. The Qualified Person for the Mineral Resource in stockpile estimates is Peter Montano, P.E., our Vice President, Projects.

5. The Mineral Resource estimate for Otjikoto accounts for mining depletion as at December 31, 2024. The Mineral Resource estimate has an effective date of December 31, 2024.

6. Mineral Resource estimates that are amenable to open pit mining methods are reported within a conceptual open pit shell based on a gold price of US$2,100/oz, metallurgical recovery of 98%, selling costs of US$87.02/oz including royalties and levies, and operating cost estimates of US$3.26/t mined (mining), US$13.92/t processed (processing) and US$3.96/t processed (site general).

7. Mineral Resources that are potentially amenable to open pit mining are reported at a cut-off grade of 0.25 g/t Au. Mineral Resources that are potentially amenable to underground mining are reported at cut-off grades of 1.5, 1.90 or 2.50 g/t Au and a minimum diluted thickness of 4.0 m. Underground resource reporting assumes a gold price of US$2,100/oz Au, process recovery of 98%, variable mining costs by mining method of US$75.76-140.46/t mined, processing cost of US$18.84/t processed, and a selling cost of US$87.94/oz Au produced.

B2GOLD 2025 Annual Information Form

8. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Factors that may affect the Mineral Resource estimates include changes to: metal price assumptions; assumptions used to generate the gold cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social licence to operate.

Mineral Reserves

Indicated Mineral Resources were converted to Probable Mineral Reserves following consideration of relevant Modifying Factors. Mineral Reserve estimation was based on the LoM pit, underground mine, and WRSF designs and mine and mill production schedules.

The Mineral Reserve estimate for Otjikoto accounts for mining depletion as at December 31, 2024 and costs based on the LoM plan and 2025 budget. The Mineral Reserve estimate has an effective date of December 31, 2024. Mineral Reserve estimates for the Otjikoto Mine have been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Otjikoto Probable Mineral Reserves Statement

Area	100% Project Basis			Attributable Ownership Basis
	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Attributable (%)	Contained Gold Ounces (x 1,000)
Wolfshag Underground	1,000	3.38	110	90	100
ROM Stockpiles	300	2.81	30	90	30
Total Probable Mineral Reserves	1,300	3.24	140	90	120

Notes:

1. Mineral Reserves have been classified using the CIM Standards, are reported at the point of delivery to the process plant, and have an effective date of December 31, 2024.

2. Mineral Reserves are reported on a 100% project and a 90% attributable basis, the remaining 10% interest is held by EVI, a Namibian empowerment company.

3. The Qualified Person for the Mineral Reserve estimate is Peter Montano, P.E., our Vice President, Projects.

4. Mineral Reserves from stockpiles are based on a gold price of US$1,750/oz, metallurgical recovery of 98%, selling costs of US$73.94/oz including royalties and levies, average processing cost of US$12.97/t processed, and site general costs of US$3.95/t processed. Mineral Reserves in stockpiles are reported above a cut-off grade of 0.45 g/t Au.

5. Mineral Reserves that will be mined by underground methods assume a modified transverse longhole stoping mining method, gold price of US$1,750/oz, metallurgical recovery of 98%, selling costs of US$73.94/oz including royalties and levies, average mining cost of US$92.26/t ore mined, average processing cost of US$12.97/t processed, general costs of US$5.87/t processed, 22% dilution, and 90% mining recovery. Mineral Reserves that will be mined by underground methods are reported above a cut-off grade of 2.11 g/t Au.

6. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

B2GOLD 2025 Annual Information Form

Factors that may affect the Mineral Reserve estimates include changes to: gold price, pit slope and geotechnical, hydrogeological and pit dewatering assumptions; inputs to capital and operating cost estimates; operating cost assumptions used in the constraining pit shell; pit designs from those currently envisaged; modifying factor assumptions, including environmental, permitting, and social licence to operate; and stockpiling assumptions as to the amount and grade of stockpile material.

 Mining Operations

The Otjikoto Mine is currently an owner-operated conventional open pit operation. Development of the Wolfshag underground mine commenced in late 2020, and ore production commenced in the second half of 2022. The Wolfshag underground mine uses a mining contractor.

Mining of open pit Mineral Reserves from the Otjikoto open pit was completed in 2024. Non-reserve production from Phase 5 of the Otjikoto open pit is ongoing and expected to be completed in late 2025. The current underground mine plan projects that Mineral Reserves will be mined from the Wolfshag deposit for approximately two more years including 2025. Reserve mill production is scheduled for a total of two years, including 2025. The Otjikoto ultimate open pit will be 2.8-3.0 km in length and will have separate pit bottoms for the Otjikoto and Wolfshag deposits. Our mine life estimate is based on current Mineral Reserves, with non-reserve mining from a planned fifth phase of the Otjikoto open pit if supported by mining costs and gold prices at the time. This fifth phase contains approximately 130,000 ounces of Indicated Mineral Resources that have not been converted to Mineral Reserves that are planned for mining in 2025. Mineral Resources in LG stockpiles may be processed at the end of mine life, or when higher-grade tonnage is not available, depending on current costs and gold prices. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Pit slopes vary by geotechnical domain, with inter-ramp slope angles ranging from 30-60º. Bench heights also vary by geotechnical domain, from 10-20 m. Reserve model dilution and ore loss were applied through whole block averaging such that both dilution and ore losses are variable. A nominal ramp and road width of 27 m, including drainage and safety windrow, was used for dual lane truck operation in the mine design. Ramp widths were reduced to 20 m in the lower levels of the phase designs to allow for single lane haulage on the final benches. Ramp grades were designed to a maximum of 10%.

The Wolfshag underground mine is accessed via a single 930 m long decline at a maximum gradient of 15%, that was collared from the east wall of the Otjikoto open pit in the third quarter of 2020. The ventilation system relies on a 4.0 m diameter raise bored ventilation raise and surface fans to supply 175 cubic meters per second of fresh air to the underground workings. The mining method is modified transverse longhole stoping with cemented rock fill and uncemented rock fill. Planned stope dimensions are approximately 14-18 m wide by 16-25 m high by 15-35 m long, depending on orebody geometry and geotechnical conditions. Underground dewatering is be accomplished using both surface dewatering borehole(s) and underground pumping infrastructure.

Initial development was completed in 2022 before underground stoping production commenced in the second half of 2022, with a producing life of approximately four years thereafter, based on Mineral Reserves. Steady-state underground production of 1,100 stope ore tonnes per day was achieved in the first half of 2023. Mine production relies on conventional mechanized trackless mining equipment. Haul trucks will be used for material transport and used to transport mine backfill on the back-haul. Waste dilution is estimated at 22% with a mining recovery of 90%.

B2GOLD 2025 Annual Information Form

Mining from the non-reserve Otjikoto Phase 5 of the open pit will be completed in 2025, moving approximately 6.5 Mt total in the year. The current LoM plan assumes processing of up to 21.8 Mt from the Indicated Mineral Resource low-grade stockpile when higher-grade feed is not available, with an average gold grade of 0.42 g/t Au. This stockpile has similar grades to the break-even processing cut-off grade at the Mineral Reserve gold price ($1,750/oz Au), so processing of this stockpile will be determined when processing capacity is available. The low-grade stockpile has been classified as Indicated Mineral Resources but has not been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The mining operations are scheduled to work 365 days a year, with reduced production rates during the rainy season. The open pit equipment fleet is based on 90 t capacity haul trucks that are conventional for the industry, providing relative flexibility in the utilisation as several pit stages will be mined simultaneously to mine waste and ore at different levels. The mill feed ore is transported from open pits to the ROM pad for direct tipping or stockpiling. It is assumed that up to 75% of the ROM feed will be stockpiled to regulate the mine production and crusher feed rates.

A large WRSF is located west of the Otjikoto and Wolfshag open pits. Location considerations were based on minimizing haulage, surface water drainage and area availability. The facility is being progressively rehabilitated to the extent practical during operations, with lower bench perimeter slopes being constructed to their final, closure configuration. The overall slope design of the WRSF consists of a concave slope with a slope angle of 14° for the bottom half and a slope angle of 18° for the upper half of the overall slope.

 Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under the heading "– Mineral Processing and Metallurgical Testing" above.

The mill uses a conventional flowsheet whereby gold is recovered by gravity concentration/intensive leaching and by a cyanide leach/CIP process for treatment of gravity tailings. The process flowsheet consists of: crushing; grinding; gravity concentration and intensive cyanidation; cyanide leaching of gravity tailings; CIP; cyanide destruction; tailings disposal; acid wash and elution; electrowinning and gold room; carbon regeneration; reagents make-up and distribution; and air services and plant water services.

No market studies are currently relevant as the Otjikoto Mine is an operating mine producing a readily saleable commodity in the form of doré. Doré produced is exported to the Rand Refinery in South Africa for refining.

 Infrastructure, Permitting, and Compliance Activities

The infrastructure established at the Otjikoto Mine is described in the Otjikoto Report, and includes the process plant, TSF, accommodation camp, roads, airstrip, mine services area, open pits, stockpiles, and WRSFs.

Tailings are deposited in the TSF using the upstream method. The TSF was originally designed to contain at least 36 Mt of tailings at a deposition rate of 3.0 Mtpa. Subsequent analysis and design have expanded the capacity of the TSF to approximately 50 Mt, which will support operations to the end of mine life.

B2GOLD 2025 Annual Information Form

All water falling directly on the industrial areas (contact water) or otherwise in contact with the mining operations (water within the open pit, water return, and storm water from the TSF) is captured, stored, and used in the mining and processing facilities. The storm water dam is designed to hold all water falling on the processing facility terrace during a 24-hour, 1:50 year rainfall event. Two water storage dams have been constructed. One is the reclaim process water dam, which receives water from the TSF and supplies this water to the process plant; the second is the pit dewatering dam that provides water for dust suppression and the process plant.

Site power is primarily supplied through the public Namibian grid. In addition, power is produced on site by the 6 MW Otjikoto solar plant (the "Otjikoto Solar Plant"). If needed, on site HFO generators may supply 15 MW (plus backup units and load balancing capability) of electricity.

Materials and consumables are transported to site via the B1 national highway. Within the mine, gravel or dirt roads are used for internal site access.

An ESIA that included an Environmental Management Plan ("EMP") and Mine Closure Framework was completed for the Otjikoto Mine in July 2012. B2Gold received the first environmental clearance certificate (ECC) for the Otjikoto Project in August 2012 based on the ESIA. Subsequently, several amendments to the 2012 ECC have occurred. The current Otjikoto Mine's ECC (ECC 2300223) was renewed in November 2022 to include all preceding amendments and is valid until March 2026. A consolidated EMP (EMP-2021) of all existing activities and associated impacts related to the operational and decommissioning phases of the Otjikoto Mine operations has been submitted with the 2021 ECC renewal application. The EMP and its supporting individual Management Plans are "living documents" that will continue to be amended periodically throughout the life of the project to reflect changes in parameters such as procedures, practices, and project phases.

A draft Mine Closure Plan was developed in 2018 and submitted to regulatory authorities. The Mine Closure Plan was subsequently approved on August 2, 2019. An updated Mine Closure and Rehabilitation Plan was submitted to the regulatory authorities in December 2024.

We hold all required permits to conduct the open pit and Wolfshag underground operations.

Closure and reclamation costs are estimated and updated annually. Closure and reclamation costs at the end of 2024 were estimated at US$27.9 million on an undiscounted basis.

B2GOLD 2025 Annual Information Form

 Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience and LoM projections. The table below presents the 2025 budgeted costs and the estimated capital costs for the LoM, excluding 2025.

Capital Cost Estimate

Area	2025 Budget (US$ million)	LoM Estimated Cost excluding 2025 (US$ million)
Site general and infrastructure	0.3	0.5
Mining and processing	12.3	12.6
Closure and rehabilitation	2.2	19.6
Total	14.8	32.7

Notes:

1. Totals have been rounded and may result in apparent summation differences.

2. The projected LoM for the Otjikoto Mine is one year of non-reserve open pit mining, two years of underground mining, and eight years of processing including 2025.

Capital cost estimates are primarily closure costs, with a small amount planned for standard rebuild and other capital projects for mining, processing, and site general costs. Deferred stripping costs are excluded from capital cost estimates.

Operating Costs

Budgeted 2025 and estimated LoM operating costs, excluding 2025, are provided in the table below.

Operating Cost Forecast

Area	Units	2025 Budget	LoM Estimated Cost excluding 2025
Mining (open pit)	US$/t mined	5.41	-
Mining (underground)	US$/t mined	67.35	77.88
Processing	US$/t processed	13.99	12.77
Site general	US$/t processed	3.95	2.46

Note:

1. The projected LoM for the Otjikoto Mine is one year of non-reserve open pit mining, two years of underground mining, and eight years of processing, including 2025.

Operating costs include all mining, processing and site general costs including deferred stripping and underground development.

Ongoing exploration and analyses at operating mines are conducted with a view to estimating additional Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially conversion to Mineral Reserves. If additional Mineral Reserves are estimated, they may alter the current mine plan and potentially extend the mine life.

B2GOLD 2025 Annual Information Form

The capital cost estimates and operating cost estimates in the tables above under the heading "Capital and Operating Costs" are based on our current estimates and mine plan for the Otjikoto Mine. Our costs in subsequent years may vary significantly from our 2025 and LoM cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to our current mining operations or mine plan.

 Production, Development, and Exploration

The Otjikoto Mine produced 198,142 ounces of gold in 2024, exceeding budget by 8,142 ounces.

Mill throughput for 2024 was 3.34 Mt at an average grade of 1.87 g/t Au, with an average gold recovery of 98.6%, compared to mill throughput in 2023 of 3.44 Mt at an average grade of 1.9 g/t Au and an average gold recovery of 98.6%.

The Otjikoto Mine is forecast to produce 165,000 to 185,000 ounces of gold total in 2025, including approximately 130,000 ounces of non-reserve production from the Otjikoto Open Pit, and the remainder from the Wolfshag underground mine. For 2025, the Otjikoto Mine is budgeted to process a total of 3.4 Mt of ore at an average grade of 1.63 g/t Au with process gold recovery of 98.0%. In the first half of 2025, processed material will be sourced from the Otjikoto open pit and the Wolfshag underground mine, supplemented by existing medium-grade and high-grade stockpiles. Open pit mining operations are scheduled to conclude in 2025, while underground mining operations at Wolfshag will continue through 2026.

Capital expenditures in 2025 at the Otjikoto Mine are expected to total $39 million, of which approximately $29 million is classified as sustaining capital expenditures and $10 million is classified as growth capital expenditures. Sustaining capital expenditures include the $16 million for deferred underground development, $7 million for the TSF, and $6 million for mining equipment rebuilds. Growth capital includes $10 million for development of the Antelope deposit.

A total of $7 million is budgeted for exploration at Otjikoto in 2025. The focus of the exploration program will be drilling to expand and refine the recently discovered Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 44,000 m of drilling contemplated for the year.

B2GOLD 2025 Annual Information Form

Goose Project

Certain portions of the following information are derived from and based on the technical report entitled "Goose Project and Back River District, Nunavut, NI 43-101 Technical Report" that has an effective date of December 31, 2024 (the "Goose Project Report"), prepared by the following Qualified Persons: Mr. Andrew Brown, P.Geo., Mr. Peter Montano, P.E., Mr. John Rajala, P.E., Mr. Ken Jones, P.E., Mr. Michael Meyers, P.Eng., Mr. William Lytle, P.E., and Mr. Ali El Takch, P.Eng., and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Goose Project, please refer to the Goose Project Report, which is available on SEDAR+ at www.sedarplus.ca. Information that post-dates the Goose Project Report is provided by B2Gold.

Unless the context otherwise requires, where used herein: “Goose Project”: encompasses the Goose Claims Group, Goose Mine, the WIR and the MLA; “Back River District”: comprises 11 claims groups (including the Goose Claims Group and George Claims Group); each of which consists of a group of contiguous mineral claims, and/or leases, and/or exploration permits; “Goose Mine”: refers to the mining operation being developed within the Goose Claims Group, and includes the open pits, the underground mine, and the on-site infrastructure such as the waste rock storage facilities, tailings storage facilities, power infrastructure, and process plant; “Goose Claims Group”: contains the Mineral Resource estimates for the Umwelt, Llama, Goose Main, Echo, Nuvuyak, Goose Neck South deposits, and the Mineral Reserve estimates for the Umwelt, Llama, Goose Main, and Echo deposits, and the Goose Mine; and “George Claims Group”: contains the Mineral Resource estimates for the Locale 1, Locale 2, LCP North, LCP South, Tupiq, and GH deposits.

The Back River District and all mineral tenure are wholly-owned by B2Gold Back River Corp. (also referred to as "B2Gold Nunavut"), a wholly-owned subsidiary of B2Gold Corp.

B2GOLD 2025 Annual Information Form

 Property Description, Location, and Access

The Back River District is situated within the West Kitikmeot region of southwestern Nunavut. The Goose Mine is situated approximately 400 km southwest of Cambridge Bay, 95 km southeast of the southern end of Bathurst Inlet, and 520 km northeast of Yellowknife, Northwest Territories.

The MLA is located on southern Bathurst Inlet, approximately 130 km directly north-northwest of the Goose Mine. The shipping season is restricted to the period of no sea ice, generally late summer, from approximately August to mid-October. Goose Project access is primarily by air; all-weather airstrips were constructed at the Goose Mine and MLA sites. An approximately 163 km long WIR is constructed each year from the Goose Mine to the MLA. The duration that the ice road can be used depends on winter ice conditions, and varies on a year-to-year basis.

Mineral tenure in Nunavut is split between the Government of Canada (the Crown) and Nunavut Tunngavik Incorporated, as a result of the creation of the territory from the Nunavut Agreement, signed May 25, 1993 which came into force April 1, 1999 creating the territory of Nunavut.

The Back River District comprises 11 mineral claims groups that collectively cover approximately 96,150 ha. One licence is held on Inuit Owned Lands: Mineral Exploration Area BB13-21-001, which is valid for a 20-year term, expiring on July 30, 2032. The Back River District also includes 57 federal mining leases, and 35 federal mineral claims managed by Crown-Indigenous Relations and Northern Affairs Canada. Leases are valid for 21 years and are renewable. Annual reports are delivered to the Kitikmeot Inuit Association, Crown-Indigenous Relations and Northern Affairs Canada, the Nunavut Impact Review Board, and the Nunavut Water Board as per the terms and conditions of authorizations issued for work completed on the Goose Project. All mining tenure is currently in good standing.

Surface rights in Nunavut mining regulations authorize activities such as prospecting, exploration, and surface-level operations on both Inuit Owned Land and Crown land. These rights do not include access to or extraction of subsurface minerals, which are governed separately by mineral rights. These are issued by the Kitikmeot Inuit Association, Crown-Indigenous Relations and Northern Affairs Canada and the Nunavut Water Board. The surface rights held by B2Gold Nunavut are sufficient for the LoM plan that supports the Mineral Reserve estimates.

Water rights are granted through water licences and are managed under the Water Management Plan. Type B water licences allow for exploration related activities while Type A water licences pertain to operations.

Prior to acquisition by B2Gold in 2023, Sabina completed a definitive framework agreement with the Kitikmeot Inuit Association that formalized the commercial leases and authorized mine development and operations; it is a comprehensive agreement that sets out rights and obligations with respect to surface land access on Inuit-owned land at the Back River District. The framework agreement includes the IIBA and other obligations required by the Nunavut Agreement.

Mineral claims or leases governed by the Nunavut Mining Regulations are subject to Crown royalties. Under the Nunavut Mining Regulations, each fiscal year, the owner or operator of a mine must pay to the Crown, royalties based on the value of the mine's output during that fiscal year.

B2GOLD 2025 Annual Information Form

The following net smelter return (NSR) royalties are payable:

  Goose Claims Group: 1% NSR on future gold production, payable to Kitikmeot Inuit Association.
  Goose Claims Group:
    On the first 400,000 oz of gold production, there is a 0.7% NSR payable to a third party and a 1.5% NSR payable to B2Gold Nunavut (the "B2 Goose Royalty"), as the Company purchased this royalty from a third party; and
    On any gold production over 400,000 oz, there is an aggregate 3.5% NSR payable to a third party and the 1.5% B2 Royalty until B2Gold pays a total of C$5,000,000 in royalties (the "Goose Threshold Amount"). Once B2Gold has paid the Goose Threshold Amount, the aggregate royalty to the third party becomes 4.25% and the B2 Goose Royalty decreases to 0.75%.
  George Claims Group:
    On the first 800,000 oz of gold production, there is an aggregate 1.15% NSR payable to third parties and a 1.5% NSR payable to B2Gold Nunavut (the "B2 George Royalty"), as B2Gold purchased this royalty from a third party; and
    On any gold production over 800,000 oz, there is an aggregate 3.5% NSR payable to third parties and the 1.5% B2 George Royalty until B2Gold pays a total of C$5,000,000 in royalties (the "George Threshold Amount"). Once B2Gold has paid the George Threshold Amount, the aggregate royalty to the third parties becomes 4.25% and the B2 George Royalty decreases to 0.75%.

The specific set of claims underlying the royalties listed above for the Goose Claims Group and the George Claims Group are set out in the respective underlying royalty agreements. These underlying royalty agreements also contain the details of the royalty calculations and any adjustments.

 History

Prior to B2Gold's acquisition of the Back River District, the following companies had completed work in the Back River District and Goose Project area: Trigg, Woollett, Olsen Consulting Limited; J.G. Greenough, Gold Bar Development Ltd., Andromeda Investments Ltd., Esso Minerals Canada, Kerr-McGee Corp., Bow Valley Industries, Homestake Mineral Development Company Ltd., Arauco Resources Corporation, which later changed its name to Kit Resources Corp., Kinross Gold Corp., Miramar Mining Corporation, Dundee Precious Metals, and Sabina. Work completed included: prospecting; geological and reconnaissance mapping (1:200, 1:1,000, 1:5,000, 1:10,000, 1:25,000 scales); specialist geological studies (mineralogical and gold genesis, till orientation, mafic intrusion geochemistry and structure, metamorphic grade; felsic dyke geochemical characterization; geochronology; regional trace element); geochemical sampling (grab, rock chip, till, soil, channel, trench); airborne geophysical surveys (magnetic, electromagnetic, and radiometric), ground geophysical surveys (magnetics, induced polarization, magnetometer, horizontal-loop electromagnetic, time-domain electromagnetic, IPower three dimensional); exploration and infill core drilling; metallurgical testwork; geotechnical and hydrological data collection and studies; mining studies; environmental and baseline surveys; Mineral Resource and Mineral Reserve estimates.

There is no known gold or base metals production prior to our development of the Goose Mine.

B2GOLD 2025 Annual Information Form

 Geological Setting, Mineralization and Deposit Types

Deposits within the Back River District are characterized as banded iron formation-hosted gold deposits, which are structurally and stratigraphically controlled with gold mineralization predominantly hosted in sulphide-bearing oxide-iron formation.

The Back River District is in the Hackett River terrane in the eastern part of the Slave craton. Gold mineralization in the Slave craton is commonly hosted within Archean greenstone belts.

The primary lithologies in the Back River District area are metasedimentary units belonging to the Archean-age Yellowknife Supergroup and the Proterozoic-age Goulburn Group, together with intrusive rocks provisionally assigned to the Archean-age Regan Intrusive Suite. Most of the claim groups are underlain by open to tightly folded Beechey Lake Group turbidite rocks. Greywacke and mudstone are the most volumetrically significant lithologies in the Project area, with lesser amounts of interbedded banded iron formation occurring at the Goose, George, Boot, Boulder, Needle, Malley, and Wishbone Claims Groups. At the Beech Claims Group, volcanic rocks assigned to the Hackett River Group occur in a narrow, 300-400 m wide, north-south trending belt juxtaposed between Beechey Group and Regan Intrusive Suite rocks. This is the only known occurrence of Hackett River volcanic rocks in the Project area.

The Back River District area has undergone at least four major deformation events extending from the late Archean to Paleoproterozoic. Structural features are dominated by D2 and are characterized by tight to isoclinal, subvertical, northwest-trending folds with moderate to steep-plunges and exhibiting a moderate to strong axial planar cleavage and localized high-strain zones. The Back River District was subject to regional upper greenschist metamorphism attributed to crustal thickening and burial during D2.

Granitic plutons attributed to the Regan Intrusive Suite, cross-cut the southeast part of the Back River District area, forming a northeast-trending intrusive belt that outcrops at the Needle, Del, Goose, Boot, Beech and Wishbone Claims Groups. Banded iron formation units exhibit strong warping and deflection around the more rigid plutonic bodies in these areas and result in an irregular deviation and re-folding of the overall northwest-trending folds and fabrics.

Gold mineralization is primarily hosted within oxide iron formation, and is spatially correlated with discrete high strain zones, F2 fold hinges and short limbs, lithological contacts, and quartz-feldspar porphyry dykes. Mineralization is commonly developed in fold axial planes and sub-parallel high-strain zones within limbs of F2 folds.

Gold is strongly associated with sulphide minerals, preferentially arsenopyrite, pyrrhotite and pyrite. Native gold may occur as visible grains, along fractures within sulphides, or within chlorite or amphibole altered iron formation. The deposits in the Goose Claims Group occur within the lower iron formation in well-defined structural corridors and are spatially associated with lithological contacts. Gold mineralization is strongly correlated with tension vein filling semi-massive pyrrhotite, pyrite, and coarse-grained arsenopyrite. Gold mineralization at the George Claims Group has similar depositional styles as those observed throughout the Back River District. However, the structural corridors within the George Claims Group are less well-defined than those at the Goose Claims Group. At the George Claims Group, gold mineralization is typically hosted in oxide iron formation, localised in three distinct fold belts, George belt, Fold Nose belt, and Lookout Hill belt, with little continuity exhibited between these discrete mineralized domains.

B2GOLD 2025 Annual Information Form

 Exploration

Since B2Gold's acquisition of Sabina in 2023, work completed has included claim and deposit/prospect-scale mapping (1:200, 1:1,000, 1:5,000, 1:10,000, 1:25,000 scales), geochemical sampling (reconnaissance and grab, channel and till); structural studies; geophysical surveys (airborne magnetic and radiometric, bore hole time domain electromagnetic, light detection and ranging (LiDAR), 3D direct current resistivity and IP); trenching; core drilling, including drilling for exploration, resource estimation, geotechnical, hydrogeological and metallurgical testwork purposes; metallurgical testwork; Mineral Resource and Mineral Reserve estimates and updates to those estimates; mining studies; environmental baseline surveys; stakeholder consultation, permitting, and mine construction activities.

 Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, metallurgical, geotechnical, and hydrogeological evaluations. Drilling as at December 31, 2024 consists of 2,813 core holes (648,459 m). Of this total we have completed 158 drill holes (55,578 m).

Drilling used to support the Mineral Resource estimate for the Goose Claims Group deposits (Umwelt, Llama, Goose Main, Echo, Nuvuyak, Goose Neck South) includes 1,267 drill holes for a total of 369,795 m. Drilling used to support the Mineral Resource estimates for the George Claims Group deposits (Locale 1, Locale 2, LCP North, LCP South, Tupiq, and GH) includes 731 drill holes for 139,927 m.

Geological logging procedures varied over time. Typically, information such as lithology, mineralization, veining, description of specific structures and alteration styles, together with their width, intensity and associated mineral assemblage information were recorded. Rock quality designation ("RQD") descriptions were undertaken, and core recovery was measured. Other data collected could include specific gravity, magnetic susceptibility and conductivity measurements. Core was photographed. Core recoveries were typically good across all drill campaigns.

Historically, drill collar information has been recorded using various spatial location instruments, including global positioning system (GPS), differential global positioning system (DGPS), total station, and electronic distance measurement instruments. Historical down-hole surveys were conducted using a combination of Maxibor, Sperry Sun single shot (magnetic), EZ-shot (magnetic), EZ-Trac (magnetic), RotoDip (magnetic), and acid tests (no azimuth) instruments/methods. From 2005 onward, instruments included Reflex Maxibor, Reflex EZ-Shot (magnetic), Reflex EZ-Trac, Reflex Sprint-IQ gyro and Omni38x Gyro Survey tools.

Current and planned drilling is summarized under the heading "Production, Development, and Exploration" below.

 Sampling, Analysis and Data Verification

Core sampling procedures have evolved with the various operators and industry standards since exploration began in the Back River District in 1982. Sample lengths ranged from 0.5-2.0 m with a 1.0 m average length, focusing on mineralized and strongly veined lithologies. Samples consisted of half core, split by manual core splitter until 2002 (no drilling took place in 2003), and then cut with a diamond saw from 2004 onwards.

B2GOLD 2025 Annual Information Form

Density measurements were determined by the water immersion method. Mineral Resource estimates used averaged specific gravity values for the stratigraphic and intrusive units in the estimate.

Numerous independent laboratories were used over the data collection period, including Acme Analytical Laboratories, Vancouver, British Columbia; Actlabs, Kamloops, British Columbia; ALS Chemex Laboratories, North Vancouver, British Columbia; Assayers Canada; Bondar-Clegg, North Vancouver, British Columbia; Bureau Veritas, Vancouver, British Columbia; Cantech Laboratories, Calgary, Alberta; International Plasma Laboratory, Vancouver, British Columbia; Min-En Laboratories, North Vancouver, British Columbia; Overburden Drilling Management Limited, Nepean, Ontario; SGS Canada, Burnaby, British Columbia; Swastika Laboratories (Swastika), Ontario; and TSL Laboratories, Saskatoon, Saskatchewan. Where accreditations are known, these included ISO 9002 and ISO 17025. One non-independent field laboratory at the Del Camp, Del Claims Group was used for exploration purposes in 1986.

Sample preparation methods changed over time and with the laboratory performing the preparation. Core samples could be crushed to -¼ inch, >70% passing 2 mm (10 mesh), 95% passing -10 mesh, or 95% passing 10 mesh. Pulverization could include -100 mesh, >85% passing 75 µm (200 mesh), 90% passing 150 mesh, or 90% passing -140 mesh.

Analytical methods also varied over time and by laboratory. Gold was assayed using fire assay with a finish that could include inductively-coupled plasma (ICP) mass spectrometry (MS), ICP-atomic emission spectroscopy (AES), atomic absorption spectroscopy (AAS) or gravimetry. Multi-element data were typically collected using ICP methods.

No information on quality assurance and quality control (QA/QC) measures are known for programs prior to 1997. After that date, programs used QA/QC programs that had variable insertion rates, but typically included standard reference materials, blanks, and duplicate samples in the sample stream. Other data that had QA/QC measures in place included density and magnetic susceptibility measurements. During the Sabina and B2Gold programs, QA/QC data were continuously reviewed as new data is imported. Reports were reviewed to ensure ongoing data integrity.

Various relogging and resampling programs have been completed throughout the life of the  Goose Project to reflect evolving geological understanding and changing logging strategies. Results of these programs have allowed for improved understanding of the mineralization controls, and improved stratigraphic and intrusive 3D modelling.

Sample security measures for earlier drill programs are not known. Sample security measures for the Miramar, Dundee and Sabina programs included moving drill core samples from the drill site to the core processing facility twice daily, moving core samples from the core processing facility to the air-cargo planes on the day of flight, and tracking sample shipments using industry-standard procedures. B2Gold's sample shipment and security includes moving samples from the drill site and/or field work areas to the sample yards at the end of each work shift and tracking sample shipments.

 Mineral Processing and Metallurgical Testing

Metallurgical laboratories used in testwork include ALS Metallurgy, Gekko Systems Ltd. (Gekko), Geoscience Laboratories (Geoscience), Hazen Research Inc. (Hazen), Process Research Associates Ltd. (PRA), SGS Mineral Services (SGS), Terra Mineralogical Services (Terra), Base Metallurgical Laboratories Ltd. (BML), FLSmidth A/S (FLSmidth), and Pocock Industrial (Pocock).

B2GOLD 2025 Annual Information Form

Tests completed include sample preparation; chemical analysis (head, metallic gold, multi-element and whole rock); specific gravity (SG); mineralogy (scanning electron microscope (SEM), rapid mineral scan (RMS), polished section, bulk mineral analysis (BMA) and trace mineral search (TMS) using quantitative evaluation of minerals by scanning electron microscopy (QEMSCAN)); comminution (Bond ball mill work index (BWI), impact crushing work index (CWi), preliminary grinding circuit simulation; gravity recoverable gold (GRG); leach (cyanide and batch carbon-in-pulp (CIP)); settling (flocculant screening and dosage determination); solid-liquid separation, viscosity; cyanide detoxification testing, and evaluation of total organic carbon content of the ores.

Design and debottlenecking reviews were completed with Lycopodium Minerals Pty Ltd of Brisbane, Australia to identify and correct process design deficiencies and bottlenecks prior to completion of plant construction.

From the leach optimization test program, the overall gravity/leach gold recovery on the Year 1-3 composite sample is estimated at 92.5%. This includes a 1.9% discount on the optimum recovery from the SGS test work. The discount is used to account for soluble gold and fine carbon losses as well as process upsets. This figure is the expected plant-scale gold recovery for the initial three years of mill operation. Prior gold recovery estimates appeared to be based on direct laboratory results.

There are no known deleterious elements that would incur penalties in the doré production and marketing. There are also no known elements in the material to be treated that may cause plant processing issues other than reactive pyrrhotite which has been addressed through a leach optimization test program.

 Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Goose Claims Group Deposits

Lithology was modeled with specific focus on the lower iron formation stratigraphic unit, gabbro dykes and the quartz-feldspar porphyry dykes. Detailed deposit-scale shear/fault models were developed for Umwelt, Llama, Goose Main, and Echo. An overburden model was constructed from logged drill hole data, surface mapping and lake surveys.

Low-grade mineralization domains were modeled based on a nominal gold cutoff of 0.2-0.4 g/t Au. High-grade domains were modelled based on a nominal gold cutoff of 2-6 g/t Au with consideration to logged sulphide intensity, especially arsenopyrite.

At each deposit area, the mean of density measurements in each lithology unit was calculated and applied to the lithology model. Gold values were capped, with caps varying by deposit. Downhole composites, regularized by length, were created within mineralized domains and lithological boundaries. Composite lengths varied between deposits. Gold variograms were created from composites in domains with sufficient samples and used for interpolation parameters.

Lithology and mineralization domains were coded to the block model using subcells. Depending on the deposit, the number of drill holes that could be used in interpolation ranged from 2-5, the minimum number of composites from 1-8 and the maximum number from 6-16. Estimation was typically completed using three passes. Mineral Resources are reported from the OK grade estimate at all of the Goose Claims Group deposits.

B2GOLD 2025 Annual Information Form

Block grade estimates were checked using the following methods: visual comparison of block grades to composites on cross-sections and levels; global statistical comparison of NN, ID3, and OK estimates, and swath plots by estimation domain to check for potential local biases in the estimates. No material biases or issues were noted.

Resource models were classified using an assessment of geological and mineralization complexity, data quality, and data density. Classification was implemented using drill hole spacing as the primary criterion. Resources were classified separately for mineralization considered potentially amenable to either underground or open pit mining methods, and based on the following criteria:

  Open pit: Indicated: blocks in regions of 40-60 m spacing; supported by two or more drill holes; Inferred: blocks in regions of 60-100 m spacing;
  Underground: Indicated: blocks in regions of 30-50 m spacing; supported by two or more drill holes; Inferred: blocks in regions of 50-80 m spacing.

No Measured Mineral Resources were classified. No Indicated Mineral Resources potentially amenable to underground mining methods were classified at Goose Main, Echo, or Goose Neck South.

Mineral Resources considered potentially amenable to open pit mining methods were constrained within a conceptual open pit mine design at Umwelt and Echo. For the other open-pit resources (Goose Main, Llama, Goose Neck South) Whittle optimized pit shells were created. Mineral Resources considered potentially amenable to underground mining methods were reported outside of the conceptual pit shells and design pits. No allowances were made for crown pillars. The Mineral Resources potentially amenable to underground mining methods were constrained by cut-off grade; however no stope or other constraint was applied. For Mineral Resources, considered potentially amenable to open pit mining operations, a cutoff of 0.9 g/t Au was used. For Mineral Resources outside of the conceptual open pits, which may be amenable to underground mining, a 2.2 g/t Au cut-off was used.

George Claims Group Deposits

Lithology, dyke and mineralization models were built for the deposits within the George Claims Group. In addition, several sub-vertical intrusive dykes were modeled. Several post-mineral faults were modeled in 3D based on logged data. A base of overburden surface was also constructed.

Mineralization domains were created using the following criteria: halo domain with a 0.2 g/t Au threshold and minimum 3 m downhole length; low-grade domain with a 1.0 g/t Au threshold and minimum 3 m downhole length; and high-grade domain with a 3.0 g/t Au threshold and 2 m minimum downhole length. Mineralization domain orientations are controlled by stratigraphy.

Bulk density was applied to the block models using the mean sample value in the stratigraphic/lithological units. Gold values were capped, with caps varying by deposit. One-metre composites were created using the mineralized zone envelope as a limiting boundary. Variograms were created for the larger domains; however, they were very poor due to the low numbers of composites in each domain. The primary interpolation method, inverse distance weighting interpolation to the second power (ID2), did not require inputs from variograms.

B2GOLD 2025 Annual Information Form

Search orientations were controlled by Datamine's dynamic anisotropy function, using the mineralized domains as an orientation control. A maximum of five composites from a single drill hole could be used, with a minimum number of six and maximum of 25 composites used overall. Estimation was completed in three passes. Estimates were reported from the ID2 interpolation.

Block grade estimates were checked using the following methods: visual comparison of block grades to composites on cross-sections and levels; global statistical comparison of NN and ID2 estimates, and swath plots by estimation domain to check for potential local biases in the estimates. No material biases or issues were noted.

Classification was implemented using drill hole spacing as the primary criterion. Resources were classified separately for mineralization considered potentially amenable to either underground or open pit mining methods, and based on the following criteria:

  Open pit: Indicated: blocks in regions of 50-60 m spacing; supported by two or more drill holes; Inferred: blocks in regions of 100-120 m spacing;
  Underground: Indicated: no blocks were classified as Indicated; Inferred: blocks in regions of 60-80 m spacing.

No blocks were classified as Measured Mineral Resources.

Mineral resources potentially amenable to open pit mining were constrained within pit shells. The Mineral Resources potentially amenable to underground mining methods were constrained by cut-off grade; however, no stope or other constraint was applied.

The calculated open pit cutoff grade was rounded to 1.4 g/t Au. The cut-off grade used for the underground estimate was calculated at 3.1 g/t Au.

Mineral Resource Estimate

The Mineral Resource estimates have an effective date of December 31, 2024. Mineral Resources are reported as Indicated and Inferred.

Goose Claims Group Indicated Mineral Resource Statement

Resource Classification	Deposit	100% Project Basis
		Conceptual Mining Method	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Indicated	Goose Main	Open pit	5,700	4.40	810
	Llama	Open pit	2,400	5.77	450
		Underground	130	7.46	30
	Umwelt	Open pit	2,580	8.06	670
		Underground	4,120	11.65	1,540
	Echo	Open pit	300	5.02	48
	Stockpiles		240	2.76	21
Indicated Total			15,460	7.16	3,560

B2GOLD 2025 Annual Information Form

Goose Claims Group Inferred Mineral Resource Statement

Resource Classification	Deposit	100% Project Basis
		Conceptual Mining Method	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Inferred	Goose Main	Open pit	160	2.23	11
		Underground	3,000	4.57	440
	Llama	Open pit	320	6.12	64
		Underground	2,180	10.68	750
	Umwelt	Open pit	100	1.56	5
		Underground	1,230	10.02	400
	Nuvuyak	Underground	2,430	8.14	640
	Echo	Underground	580	7.04	130
	Goose Neck South	Open pit	51	2.98	5
Inferred Total			10,060	7.54	2,440

Notes:

1. Mineral Resources have been classified using the CIM Standards and have an effective date of December 31, 2024. Mineral Resources are reported in situ or in stockpiles, inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Mineral Resources are reported on a 100% project and attributable basis.

3. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration

4. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Vice President, Projects.

5. Mineral Resource estimates that are amenable to open pit mining methods are reported within conceptual open pit shells based on a gold price of US$2,100/oz, metallurgical recovery of 92.5%, selling costs of US$107.50/oz Au including royalties and levies, and operating cost estimates of US$5.99-6.63/t mined (mining), US$32.40-32.72/t processed (processing) and US$22.27/t processed (site general), pit slope angles of 45º, and an exchange rate of C$1.33:US$1.00. Mineral Resources potentially amenable to open pit mining methods are reported at an average cut-off grade of 0.9 g/t Au. Mineral Resource estimates potentially amenable to underground mining are reported at a cut-off grade of 2.2 g/t Au, assuming a gold price of US$2,100/oz Au, process recovery of 92.5%, variable mining costs by deposit of US$134.20-171.18/t mined, processing cost of US$54.72/t processed, and a selling cost of US$107.50/oz Au produced. No stope or other constraint was applied.

6. Mineral Resources at Echo account for mining depletion as of December 31, 2024.

7. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

B2GOLD 2025 Annual Information Form

George Claims Group Indicated Mineral Resources Statement

Resource Classification	Deposit	100% Project Basis
		Conceptual Mining Method	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Indicated	LCP North	Open pit	150	8.88	43
	LCP South	Open pit	350	8.74	97
	Locale 1	Open pit	590	8.49	160
	Locale 2	Open pit	270	6.30	55
	Tupiq	Open pit	64	4.80	10
	GH	Open pit	260	6.99	58
Indicated Total			1,680	7.85	420

George Claims Group Inferred Mineral Resources Statement

Resource Classification	Deposit	100% Project Basis
		Conceptual Mining Method	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Inferred	LCP North	Underground	160	9.99	53
	LCP South	Underground	270	10.17	87
	Locale 1	Underground	1,150	10.24	380
	Locale 2	Underground	1,730	8.81	490
	Tupiq	Underground	230	8.52	63
	GH	Underground	190	7.60	45
Inferred Total			3,730	9.32	1,120

Notes:

1. Mineral Resources have been classified using the CIM Standards and have an effective date of December 31, 2024. Mineral Resources are reported in situ, inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Mineral Resources are reported on a 100% project and attributable basis.

3. The Qualified Person for the Mineral Resource estimate is Andrew Brown, P.Geo., our Vice President, Exploration.

4. Mineral Resources potentially amenable to open pit mining methods are reported within conceptual open pit shells based on a gold price of US$2,100/oz, metallurgical recovery of 92.5%, selling costs of US$107.50/oz Au including royalties and levies, and operating cost estimates of US$6.56/t mined (mining), US$57.94/t processed (processing) and US$26.55/t processed (site general), pit slope angles of 43º, and an exchange rate of C$1.33:US$1.00. Mineral Resources potentially amenable to open pit mining methods are reported at an average cut-off grade of 1.4 g/t Au. Mineral Resource estimates potentially amenable to underground mining are reported at a cut-off grade of 3.1 g/t Au, assuming a gold price of US$2,100/oz Au, process recovery of 92.5%, mining costs of US$175.46/t mined, processing cost of US$84.50/t processed including haulage, and a selling cost of US$107.50/oz Au produced. No stope or other constraint was applied.

5. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Factors that may affect the Mineral Resource estimates include changes to: metal price assumptions; assumptions used to generate the gold cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit and underground mineable shapes constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social licence to operate.

B2GOLD 2025 Annual Information Form

Mineral Reserves

Mineral Reserves were converted from Indicated Mineral Resources. Inferred Mineral Resources were set to waste. The mine plan is a combination of open pit and underground mining using conventional mine methods and equipment, and in-pit tailings deposition.

The pit shell sequences obtained from optimisations were analysed to define a practical mining sequence for the pit stage designs. Some pits are too small for phasing and are mined in one pass. A gold price of US$1,750/oz Au was used in the pit optimisations and the calculation of the break-even cut-off grade for Mineral Reserves reporting. Royalties were modelled at 5%, with an additional $2.50/oz for freight, insurance, and refinery charges for a total of $90.00/oz Au. Process operating costs for pit optimization purposes, prior to site general and capital allocations, were $40.40/t processed. An applied cutoff grade of 1.65 g/t Au is used for Mineral Reserves reporting. In development of the Mineral Reserve models, dilution and ore loss were applied through whole block averaging, which led to variance between the Mineral Reserve models and the parent Mineral Resource models. No additional ore loss or dilution factors were applied downstream of the whole block averaging process for open pit Mineral Reserves.

Stope shapes appropriate for Mineral Reserve estimation and long-term production planning were created assuming transverse and longitudinal longhole stoping mining methods. The cut-off grade was 4.64 g/t Au. Transverse stopes dominate the tonnes and ounces contained, and so the transverse stoping areas were set first in the stope design process. Where feasible, longitudinal stoping zones outside of or adjacent to the transverse zones were manually added to form the overall Mineral Reserve stope shapes. Stopes above the applied cutoff grade that exist far from the main mining zones that cannot economically justify the development required for access were removed from the Mineral Reserve.

The Mineral Reserve estimate has an effective date of December 31, 2024. Mineral Reserves are reported Probable.

Goose Project Probable Mineral Reserves Statement

Deposit	Mining Method	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Echo	Open pit	180	5.69	30
Umwelt	Open pit	2,600	7.75	650
Llama	Open pit	1,400	6.39	290
Goose Main	Open pit	3,100	4.79	470
Subtotal - Open Pits		7,300	6.19	1,450
Umwelt	Underground	3,800	8.30	1,010
Stockpiles	Stockpiles	240	2.76	21
Total Probable Reserves		11,300	6.82	2,480

B2GOLD 2025 Annual Information Form

Notes:

1. Mineral Reserves have been classified using the CIM Standards, are reported at the point of delivery to the process plant, and have an effective date of December 31, 2024.

2. Mineral Reserves are reported on a 100% project basis.

3. The Qualified Person for the Open Pit and Stockpile Mineral Reserve estimate is Peter Montano, P.E., our Vice President, Projects.

4. The Qualified Person for the Underground Mineral Reserve estimate is Michael Meyers, P.Eng., our Manager, Projects.

5. Mineral Reserves from open pit mine methods and stockpiles are based on a conventional open pit mining method, gold price of US$1,750/oz, metallurgical recovery of 92.5%, selling costs of US$90.00/oz including royalties and levies, average mining cost of US$4.92/t mined at surface, average processing cost of US$41.08/t processed, and site general costs of US$66.95/t processed. Reserve model dilution and ore loss were applied through whole block averaging such that at a 1.65 g/t Au cut-off, for all pits combined there is a 32% increase in tonnes, a 25% reduction in grade, and a 1% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves that will be mined by open pit methods or are in stockpiles are reported above a cut-off grade of 1.65 g/t Au.

6. Mineral Reserves that will be mined by underground methods assume longhole stoping mining methods, gold price of US$1,750/oz, metallurgical recovery of 92.5%, selling costs of US$90.00/oz including royalties and levies, average mining cost of US$120.13/t ore mined, average processing cost of US$41.08/t processed, site general costs of US$66.95/t processed, dilution % variable by stoping area, and 90% mining recovery. Mineral Reserves that will be mined by underground methods are reported above a cut-off grade of 4.64 g/t Au.

7. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Factors that may affect the Mineral Reserve estimates include changes to: gold price, pit slope and geotechnical, hydrogeological and dewatering assumptions; inputs to capital and operating cost estimates; operating cost assumptions used in the constraining pit shell and underground mineable shapes; pit designs from those currently envisaged; underground mining assumptions from those currently envisaged; modifying factor assumptions, including environmental, permitting and social licence to operate; and stockpiling assumptions as to the amount and grade of stockpile material.

 Mining Operations

Mining operations use, or will use, conventional open pit and underground mining methods and equipment. The total remaining mine life is nine years for the development of all open pit and underground Mineral Reserves.

Open Pit

The Echo, Umwelt, Llama, and Goose Main pits will be mined using open pit methods. Open pit operations began in 2023 and are scheduled to continue until 2032. Open pit mining rates ramp up to 18 Mt/a by 2027, before beginning to ramp down in 2030 as pits are depleted. Production of the pits is staggered to provide a steady source of ore to the mill, as well as to facilitate in-pit tailings deposition for processing.

The open pit deposits follow a common design approach as the pits are of similar scales and will used a shared equipment fleet. Typically, two pits are in operations at the same time, one in a stripping heavy phase of development with the other in primarily ore.

Geotechnical investigations support the open pit designs. Design sectors were defined based on geomechanical domains and pit shells. Design and assessment confirm that the recommended geometries are appropriate for the Echo, Umwelt, Llama, and Goose Main pits, assuming the implementation of controlled blasting, proactive monitoring, and continuous geomechanical data collection. Maintaining flexibility in the mine plan will be crucial for effectively managing slope stability.

B2GOLD 2025 Annual Information Form

The Echo, Umwelt, and Goose Main pits are expected to be mined through permafrost conditions over their operational life. The Llama pit is developed under Llama Lake, which is a talik. Localized thawing and snow melt are expected to occur each year resulting in pit water, in addition to water brought into the pit for operational activities such as drilling and dust suppression when applicable. The water volumes will be managed through small in-pit sumps and mobile diesel pumps when water movement is required.

Underground

The Umwelt underground mine will be drive-in portal access and will be mined using a mix of transverse and longitudinal longhole open stoping methods. Stopes with a width of <10 m will typically be taken longitudinally, while stopes larger than this are taken transversely. Umwelt underground will average 1,300 ore tonnes per day once in steady state operations, reaching a maximum of 1,600 t/d in 2030, while developing an average of 12 m/day.

Stope heights will vary over the LOM, starting at 20 m, and later reaching 25 m high. In transverse areas early in the operations, the primary and secondary stope widths are 18 m each. Later in the mine life, the transverse stopes are still centered on 18 m widths, but the primary stopes are designed to be 16m wide and the secondaries are 20 m wide. Cemented backfill will be used in all stopes proximal to the crown pillar, and the base of the mined-out Umwelt open pit, which will be used to store tailings. Later in the mine life, only the primary stopes in the sequence will be cemented to allow for mining of the secondary stopes later in the sequence.

For all stopes, a dilution skin is applied during stope optimization measuring 1.0 m in the hanging wall, and 0.5 m in the footwall. During scheduling, a 10% ore loss assumption is applied for all stopes.

In the bottom of each mining zone will be a sillmat level, in which every stope will be backfilled with cemented rock fill (CRF) to enable access from the mining zone below it in the future. When it is time to extract the production level below the sillmat, it is planned to re-develop through the CRF to establish a top cut where production drilling and backfill will occur.

Stope design, ground support and dilution estimates were assessed using standard industry empirical methods. Stope design used the defined geotechnical properties and considered practical mining limitations, orebody geometry, numerical modelling stresses and geological features. Ground support will be installed using standard methods.

A thermal model of the Umwelt mine, encompassing all stages of the underground, open pit, and tailings deposition sequence, indicates that the introduction of heat from mining activities, water, and tailings, will lead to an unfrozen condition by the fourth quarter of 2028. This unfrozen condition will remain for the entirety of the mine life.

Production Schedule

Overall production planning is a blend of open pit and underground ore. Where possible, stronger periods in production in one ore source are scheduled to offset a weaker period in another. In periods where ore production from the mining areas exceeds the mill throughput capacity of 1.46 Mt/a, low-grade ore from the open pits will be stockpiled for later processing.

B2GOLD 2025 Annual Information Form

 Processing and Recovery Operations

The results of the metallurgical testwork, together with financial evaluation data, were used to develop metallurgical design criteria, which in turn were used to design the process facility.

The process consists of a leach and carbon adsorption process comprising: crushing; grinding; gravity concentration; leaching; carbon adsorption; cyanide destruction; carbon elution and regeneration; gold refining; and tailings thickening and disposal.

The mill is designed with a nominal capacity of 4,000 t/d at a planned average feed grade of 6 g/t Au. Design mill feed grade is 7.5 g/t Au. The crushing circuit will operate at an availability of 70%. Milling and leaching circuits will operate 24 h/d, 365 d/a, at an availability of 92%.

Process plant water requirements include process water (overflow solution from the pre-leach thickener and tailings thickener), reclaim water (water reclaimed from the tailings storage facilities (TSFs)), and fresh water (pumped from Goose Lake). Reagents will be conventional for gold operations.

 Infrastructure, Permitting, and Compliance Activities

The two main infrastructure areas, at the Goose Mine and the Bathurst Inlet MLA, are linked by a WIR.

Infrastructure at the Goose Mine includes: four open pits; one underground mine; three waste rock storage areas ("WRSAs"); tailings storage using the mined-out open pits at Echo and Umwelt, and Llama if necessary; process-related facilities including assay laboratory and oxygen plant; truck shop (including service and wash bays, tyre repair, and storage space for spare parts and consumables); light surface vehicle maintenance facility; warehouse and laydown areas; power plant and power distribution; Energy Centre; fuel storage farm; explosives facility; permanent accommodations camps, administration office, and mine dry facility; utilities (including fresh, process, and potable water; sewage treatment; heating, ventilation, dust control, and fume extraction; waste heat recycling; fire protection; security); plant site water management facilities (including water diversion structures, water management ponds); two reverse osmosis water treatment plants and reverse osmosis polishing units; airstrip; all-season haul roads and service roads; and industrial waste management facilities.

Infrastructure at the MLA primarily consists of a marine receiving and staging facility, which is used to receive fuel, cargo, and consumables during Project construction and operation. Key items include: grounded terminal barge that will accept lighter barges; shore-mounted anchorages for shipping; diesel fuel storage tank farm; container storage area; construction laydown area; warehouse; power plant; maintenance shop; desalination plant; fresh/fire-water storage and distribution; accommodations camp with offices; waste management infrastructure; WIR; and all-weather airstrip. There will be three WRSAs. Potentially-acid generating (PAG) material will be encapsulated in the facilities by at least 5 m of non-acid generating (NAG) material. Drainage from the WRSAs is considered contact water, and is contained within contact water ponds. Underground mine waste will be temporarily stored on surface, used for construction (if NAG), and permanently stored underground as backfill.

An estimated 11.3 Mt of tailings will be generated over the LOM. The tailings will be deposited into the mined-out open pits at Echo and Umwelt. The Llama and Goose Main pits are permitted for tailings deposition as required. The Echo facility will receive tailings for the first 3.5 years (4.5 Mt of tailings), followed by 4.5 years of deposition to the Umwelt pit (6.8 Mt of tailings). Tailings will need to be managed to prevent metal-leaching and acid-rock drainage, and it is planned to flood the Llama and Umwelt facilities with water, and cover the Echo facility with waste rock at closure, which will limit acidic conditions from developing.

B2GOLD 2025 Annual Information Form

The primary water management infrastructure will consist of water conveyance channels, stormwater ditches, and sediment control ponds.

The Back River Project Environmental Assessment commenced in June 2012, with submission of the Goose Project proposal to the Nunavut Impact Review Board (NIRB File No. 12MN026). Following completion of a project certificate workshop held in December 2017, the Nunavut Impact Review Board issued the final project certificate (PC No. 007) pursuant to Section 12.5.12 of Article 12 of the Nunavut Agreement in December 2019.

In April 2018, the Back River Project Framework Agreement was finalized with the Kitikmeot Inuit Association, establishing the rights and obligations related to surface land access on Inuit-owned land. This agreement achieves two key objectives: it ensures long-term land tenure security for B2Gold Nunavut and defines the benefits the Project will provide to the KIA and Kitikmeot Inuit in return for access to their land.

B2Gold Nunavut's Environmental Management System provides the framework through which the Environmental Management Plans will be delivered. There are currently over 30 Environmental Management Plans within the Environmental Management System.

B2Gold Nunavut has successfully completed the various permitting steps to proceed to mine development and has obtained all necessary major permits required for construction and operation of the Goose Mine, WIR, and MLA.

Financial security is required under the Type A Water Licence and is posted to Crown Indigenous and Northern Affairs Canada for water-related closure costs, and the KIA for land-based reclamation activities associated with the Goose Project. The amount of security was agreed upon during the regulatory phase in 2018. The security will be deposited at agreed-upon milestones to ensure that the funds required for future reclamation will be available. The total closure cost of the Goose Project outlined in the Type A Water Licence Amendment No. 1 (issued August 31, 2021) is approximately C$50 million.

The Final Environmental Impact Statement determined that the socio-economic impact of the Goose Project would mostly be positive, notably due to delivery of benefits to Kitikmeot inuit via the IIBA. Potential project impacts are monitored and managed through the implementation of several management plans. Continual improvements and adjustments to B2Gold Nunavut’s management and monitoring program continue to be made and B2Gold Nunavut has committed to continue using adaptive management as a tool for improving the overall socio-economic performance in the future.

 Capital and Operating Costs

Capital Costs

Capital costs consist largely of site processing and infrastructure facilities, mining and processing equipment and rebuilds, power generation including powerhouse and wind farm, and allowances for site general costs. Capital costs are split into:

  Sustaining capital: costs that support the existing LoM plan;
  Non-sustaining capital: costs are for a long-term structures or external project that do not necessarily depend on the mine plan. Non-sustaining capital allocations include remaining infrastructure development required to start processing operations in the second quarter of 2025.
B2GOLD 2025 Annual Information Form

Capital Cost Estimate

Area	Sub-Area	US$ million
Non-sustaining capital	Construction - all site development prior to first gold production	150
	Construction - all site development after first gold production	37
	Subtotal non-sustaining capital	187
Sustaining capital	Mining - surface	81
	Mining - underground	45
	Processing	10
	Site general	19
	Distributable (power, MLA)	124
	Subtotal sustaining capital	279
Closure capital	Closure costs	34
Total All Capital Costs		500

Notes:

1. Totals have been rounded and may result in apparent summation differences.

2. Mining sustaining capital costs exclude mine capital stripping and development.

3. The projected LoM for the Goose Mine is 9 years of mining and 8.5 years of processing, including 2025.

Operating Costs

Operating cost estimates are based on cost actuals and forecasts as of December 31, 2024 on mining and processing Mineral Reserves from open pit, underground, and existing stockpile sources.

Department costs are estimated independently. Some departments are treated as distributable costs such as power generation, MLA, and WIR, and are allocated to other departments.

Operating Cost Estimate

Area	Ore Processed (US$/t)	Gold Produced (US$/oz Au)
Mining (all areas)	95.69	471.49
Processing	45.04	221.93
Site general	68.31	336.57
Distributable (winter ice road and MLA)	43.44	214.06
Total	252.48	1,244.05

Notes:

1. Totals have been rounded and may result in apparent summation differences.

2. Mining costs are $4.62/t mined for surface mining, including capitalized waste, and $116.76/t ore mined for underground excluding capitalized development.

B2GOLD 2025 Annual Information Form

3. Processing costs include stockpile rehandle and ore haulage where applicable.

4. The projected LoM for the Goose Mine is 9 years of mining and 8.5 years of processing, including 2025.

The capital cost estimates and operating cost estimates in the tables above under the heading "Capital and Operating Costs" are based on estimates and mine plans for the Goose Mine at the dates indicated.

 Economic Analysis

The financial model that supports the mineral reserve declaration in a standalone model that calculates annual cash flows based on scheduled ore production, assumed processing recoveries, metal sale prices, exchange rate of C$1.44:US$1.00, projected operating and capital costs, and estimated taxes. All costs and prices are in unescalated “real” dollars.

The Goose Mine is subject to Federal and Territorial corporate income tax at a combined rate of 27% (15% federal and 12% Nunavut) and mining royalties (i.e., Nunavut Mining Tax). The royalty is calculated based on graduated rates to a maximum royalty rate of up to 13%. As the royalty is based on production less operational expenses and certain other deductions, it has been reflected as an income and mining tax for the purposes of the LoM.

The valuation date is December 31, 2024.  The after-tax NPV is $1,305 million.  A discount rate of 6% is used.

Summary Results of the Goose Project Mineral Reserve Life of Mine Plan

	Representative Steady State Years (2027 – 2031)	Mineral Reserve Life of Mine
Production Profile
Years	5	9
Ore tonnes processed (Mt)	7.1	11.3
Average gold grade processed (g/t)	7.40	6.82
Gold recovery (%)	92.5	92.5
Gold ounces produced (oz)	1,553,000	2,294,000
Average annual gold production (oz)	311,000	270,000[1]
Operating Costs
Cash operating costs[2] ($/oz gold)	962	1,129
All-In Sustaining Costs[3] ($/oz gold)	1,363	1,547
Open pit mining cost ($/t moved)	4.53	4.62
Underground mining cost ($/t mined)	109.89	116.76
Processing cost ($/t processed)	44.55	45.04
Site general cost ($/t processed)	64.00	68.31
Distributable MLA and WIR ($/t processed)	40.83	43.44
Capital Costs
Sustaining capital ($M)[4]	141	279

Notes:

1. Average annual production calculated as total gold ounces produced divided by the mill processing life of approximately 8.5 years.

2. Cash operating costs consist of mining costs, processing costs and site general costs.

3. AISC consist of cash operating costs, royalties, corporate general and administrative costs, selling costs, silver credits and sustaining capital expenditures but exclude construction costs and non-sustaining capital expenditures. Sustaining capital costs exclude open pit deferred stripping and underground capitalized development.

4. Sustaining capital costs exclude open pit deferred stripping and underground capitalized development.

B2GOLD 2025 Annual Information Form

 Production, Development, and Exploration

All planned construction activities in 2024 were completed and project construction and development continue to progress on track for first gold pour at the Goose Project in the second quarter of 2025, followed by ramp up to commercial production in the third quarter of 2025. We estimate that gold production in calendar year 2025 will be between 120,000 and 150,000 ounces and that average annual gold production for the six-year period from 2026 to 2031 inclusive will be approximately 300,000 ounces per year.

Following the successful completion of the 2024 sealift, construction of the 163 km WIR began in December 2024 and was completed in February 2025. On February 18, 2025, the WIR became operational and the transportation of all materials from the MLA to the Goose Mine site expected to be completed by mid May 2025.

Development of the open pit and underground remain the Company's primary focus to ensure that adequate material is available for mill startup and that the Echo pit is available for tailings placement. Open pit mining of the Echo pit continues to meet production targets and is anticipated to be ready to receive tailings when the mill starts. The Umwelt underground development remains on schedule for the commencement of production in mid 2025. We are continuously reviewing options to optimize Umwelt underground mine production and maximize tailings storage volume in the Echo pit.

In addition to the non-sustaining capital construction costs to bring the Goose Project into operation, we will continue to invest sustaining capital into the Goose Project in 2025. This includes C$65 million in the power plant, C$12 million in the wind power project, C$20 million in capitalized waste development in the Umwelt underground mine, C$10 million in capitalized waste stripping in the Umwelt open pit mine, C$8 million for mobile mine equipment, and C$4 million in various capital mining projects.

We continue to analyze ways to optimize the Goose Mine LoM plan. Areas of optimization currently being studied include:

  Underground mining method: studies are ongoing to evaluate the potential to exceed the planned production from the Umwelt underground by increasing the mine production rate through development of more active production levels, and consideration of alternate mine methods to both lower costs and capture additional existing Mineral Resources into the mine plan;
  Mine technology projects: remote operation of surface and underground equipment presents an opportunity to optimize production efficiencies, reduce the number of on-site staff, and reduce operating costs; and
  Process flow sheet optimization: studies in progress include evaluation of a flotation/concentrate leach option to compare with the existing whole ore leach flowsheet. This transition has the potential to increase gold recovery by 2-3%. A study in progress also includes evaluating addition of a semi-autogenous grinding (SAG) mill to the grinding circuit to increase plant throughput to the permitted 6,000 t/d in the future, if warranted by the mine plan and economics.

A total of $32 million is budgeted for exploration at the Back River Gold District in 2025, of which $21 million is dedicated to supporting the exploration base for the entire district, at Goose Mine, and for the drilling of near-mine targets. A total of 12,000 m of drilling will target extensions of the Llama and Umwelt deposits, which host the largest and highest-grade Mineral Resource estimates at the Goose Project. In addition, follow up drilling of significant results returned at the Nuvuyak, Mammoth and Hook targets are planned.

B2GOLD 2025 Annual Information Form

Regional exploration including geophysics, mapping, prospecting and till sampling will be undertaken on the George, Boot, Boulder, Del, Beech and Needle Claims Groups. This regional work will also include an estimated 13,000 m of core drilling to follow up drill ready targets defined during the 2024 summer regional exploration program. A significantly increased budget of $11 million is being allocated for the regional projects.

OTHER PROPERTIES

Gramalote Project

On December 23, 2019, we entered into an amended and restated agreement with AngloGold with respect to the Gramalote Project, and on January 1, 2020, we assumed the role of the operator of the Gramalote Project. The in-country operating entity is Gramalote Colombia Limited ("Gramalote Colombia"). On October 5, 2023, we acquired the remaining 50% interest of the Gramalote Project owned by AngloGold resulting in B2Gold owning 100% of the Gramalote Project. See details under "General Development of the Business".

The Gramalote Project is located approximately 230 km northwest of the Colombian capital of Bogota and approximately 100 km northeast of Medellin, the regional capital of the Department of Antioquia. Gramalote Colombia holds 11,023.28 ha in three registered concession contracts, namely integrated mining permit 14292, totalling 8,720.71 ha (referred to as the Gramalote Ridge permit), concession title 4894, totalling 2,292.81 ha (referred to as the Trinidad permit) and concession QHQ-16081, totalling 9.78 ha. In addition, there is an application for mineral title, LJC-0812, which collectively total 11,114.41 ha. Once in production, state royalties on the gold and silver will be payable at approximately 3.2% of the gross metal value at the plant site.

To extend exploration activities at the Concession Contract 4894, Gramalote Colombia submitted an integration request between the contracts 4894 and QHQ16081 in August 2023. If the mining authority approves the integration, Gramalote Colombia will have 11 additional years after the integration approval to advance exploration in these areas.

The Mineral Resource estimate has an effective date of December 31, 2024.

Gramalote Project Indicated Mineral Resources Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Gramalote Ridge	192,710	0.68	4,220
Total Indicated Mineral Resources	192,710	0.68	4,220

B2GOLD 2025 Annual Information Form

Gramalote Project Inferred Mineral Resources Statement

Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Gramalote Ridge	12,220	0.48	190
Monjas West	21,090	0.64	430.0
Trinidad	48,640	0.51	790.0
Total Inferred Mineral Resources	81,950	0.54	1,420

Notes:

1. Mineral Resources have been classified using the CIM Standards. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. The Mineral Resource estimate has an effective date of December 31, 2024.

3. The Qualified Person for the resource estimate is Andrew Brown, P.Geo., Vice President, Exploration.

4. Mineral Resources assume an open pit mining method.

5. Mineral Resource estimates are reported within a conceptual pit based on a gold price of US$2,100/oz, metallurgical recovery of 81.7–84% for oxide and 87.6–97.6% for sulphide, mining cost estimates of US$2.61–US$2.92/t mined (average mining cost), processing cost of US$6.02–US$6.17 for oxide, US$9.36–US$9.51/t for sulphide processed (processing) and US$2.34/t processed (site general), and selling costs of US$70.37/oz including royalties and levies.

6. Mineral Resources are reported at cut-off grades of 0.16 g/t gold for oxide and 0.19 g/t gold for sulphide.

7. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

On June 18, 2024, the Company announced the results of a positive PEA on the Gramalote Project. The PEA outlines a significant production profile of 234,000 ounces of annual gold production for the first five years, with average annual gold production of 185,000 ounces over a 12.5 year project life with a low-cost structure and favorable metallurgical characteristics. Additionally, the PEA outlines strong economics with an after-tax NPV (5%) of $778 million and an after-tax internal rate of return of 20.6%, with a project payback on pre-production capital of 3.1 years at a long-term gold price of $2,000 per ounce. The pre-production capital cost for the project was estimated to be $807 million (including approximately $93 million for mining equipment and $63 million for contingency). A robust amount of historical drilling and engineering studies have been completed on the Gramalote Project, which significantly de-risks future project development. Based on the positive results from the PEA, B2Gold believes that the Gramalote Project has the potential to become a medium-scale, low-cost open pit gold mine. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025. Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates. Those work programs, as well as processing engineering and site infrastructure design, are underway and the study is on schedule. The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs. The Gramalote Project continues to benefit from local, regional, and national government support as well as continuing support from local communities.

B2GOLD 2025 Annual Information Form

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environmental Impact Study is required. B2Gold has commenced work on the modifications to the Environmental Impact Study and expects it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would use its proven internal mine construction team to build the mine and mill facilities.

Capital expenditures in 2025 at Gramalote are expected to be relatively consistent throughout the year, totaling $28 million related primarily to feasibility study costs and ongoing care and maintenance.

RISK FACTORS

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The following risk factors could materially adversely affect our future business, operations and financial condition, and could cause actual events to differ materially from those described in our forward-looking statements. The risks factors noted below do not necessarily comprise all risks faced by us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, operations and future prospects. If any such risks occur, our business may be harmed, and our results of operations and financial condition may be adversely affected.

Changes in the price of gold and other metals in the world markets, which can fluctuate widely, significantly affect the profitability of our operations, our financial condition and our ability to develop new mines.

The profitability of our operations is significantly affected by changes in the market price of gold and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including: interest rates; the rate and anticipated rate of inflation; world supply of mineral commodities; consumption patterns; purchases and sales of gold by central banks; forward sales by producers; production costs; demand from the jewelry industry; speculative activities; stability of exchange rates; the relative strength of the U.S. dollar and other currencies; changes in international investment patterns; monetary systems; and political and economic events.

Although the price of gold increased over the most recently completed fiscal year, from $2,062.40 per ounce on January 2, 2024 to $2,610.85 on December 31, 2024, future price declines could cause commercial production or the development of new mines to be impracticable or unpredictable. If gold prices decline significantly, or decline for an extended period of time, we may be unable to continue our operations, develop our properties, fulfill our obligations under our permits and licences or under our agreements with our partners, or continue to pay dividends at the current rate or at all. As a result, we could be forced to discontinue our operations or development activities, or to abandon or sell our interest in some or all of our properties, which could have a negative effect on our profitability and cash flow.

Mineral Resources and Mineral Reserves are estimated and revision or restatement of Mineral Resources and Mineral Reserves could have a material adverse effect on our profitability, results of operations and financial condition.

There is a degree of uncertainty attributable to the estimation of Mineral Resources (within the meaning of NI 43-101), Mineral Reserves (within the meaning of NI 43-101) and expected mineral grades. The Mineral Resource and Mineral Reserve estimates included or incorporated by reference herein have been determined and valued based on assumed or estimated future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

B2GOLD 2025 Annual Information Form

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs, results of metallurgical testing and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect our profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geometallurgical assumptions, geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or at production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the particular project. Extended declines in market prices for gold may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in our ability to develop its properties and extract and sell such minerals, could have a material adverse effect on our business, financial condition or results of operations.

Our failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

Our public disclosure contains guidance and estimates of future production, operating costs, capital costs and other economic and financial measures with respect to our existing mines and certain of our exploration and development stage projects. The estimates can change, or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; regional epidemic or pandemic of disease, including the spread of COVID-19; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; price changes or shortages of principal supplies needed for operations, including construction materials, explosives, fuels, water and equipment parts; labour shortages or strikes; litigation; regional or national instability, imposition of sanctions, insurrection, war or acts of terrorism or violent crime; suspensions or closures imposed by governmental authorities; civil disobedience and protests; failure to comply with applicable regulations, or new restrictions or regulations, imposed by governmental or regulatory authorities; permitting or licencing issues; difficulties in resettlement processes, when required; claims by landowners; overlapping with other activities declared as activities for the public benefit; issues arising from the presence of illegal miners; obstacles and requisites imposed by local financial entities; shipping interruptions or delays; or other risks described herein.  The failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

B2GOLD 2025 Annual Information Form

Our capital and operating costs, production schedules and economic returns are based on material assumptions which may prove to be inaccurate.

Our expected capital and operating costs, production schedules and estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included or incorporated by reference herein or included in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by us are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, metallurgical recoveries, that the actual ore mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. As a result, technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by us may prove to be unreliable.

Our capital and operating costs are affected by the cost and availability of commodities and goods such as steel, cement, explosives, fuel, electrical power and supplies, including reagents. Significant declines in market prices for gold and other metals could have an adverse effect on our economic projections. Management assumes that the materials and supplies required for operations will be available for purchase and that we will have access to the required amount of sufficiently skilled labour. As we rely upon certain third-party suppliers and contractors, these factors can be outside of our control and an increase in the costs of, or a lack of availability of, commodities, goods and labour may have an adverse impact on our financial condition and results of operations.

We may experience difficulty in obtaining the necessary permits for our exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from our expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on our business, financial condition or results of operations.

We have in the past, and may in the future, provide estimates and projections of our future production, costs and financial results. Any such information is forward looking. Neither our auditors nor any other independent expert or outside party compiles or examines these forward-looking statements. Accordingly, no such person expresses any opinion or any other form of assurance with respect thereto. Such estimates are made by our management and technical personnel and are qualified by, and subject to the assumptions, contained or referred to in the filing, release or presentation in which they are made, including assumptions about the availability, accessibility, sufficiency and quality of mineralized material, our costs of production, the market prices of gold and other metals, our ability to sustain and increase production levels, the sufficiency of our infrastructure, the performance of our personnel and equipment, our ability to maintain and obtain mining interests and permits, the state of governments and community relations, and our compliance with existing and future laws and regulations. Actual results and experience may differ materially from these assumptions. Failure to achieve estimates or material increases to costs could have a material adverse impact on our future cashflows, profitability, results of operations and financial condition. Any such production, cost, or financial results estimates speak only as of the date on which they are made, and we disclaim any intent or obligation to update such estimates, whether as a result of new information, future events or otherwise. Accordingly, such forward-looking statements should be considered in the context in which they are made and undue reliance should not be placed on them.

B2GOLD 2025 Annual Information Form

We may experience difficulties as a result of operating in remote locations which could have a material adverse effect on our business, results of operations and financial condition.

Certain of our operations are located in remote areas and are affected by severe weather events and climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate, either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

The Goose Project is located in the Back River Gold District in the Kitikmeot Region of Nunavut in northern Canada, 520 km northest of Yellowknife, the nearest territorial capital city. Our operations are constrained by the remoteness of the Back River Gold District, particularly as the WIR is the only route between the MLA and the Goose Project site, and it is open only during the coldest months of the year. Most of the materials that we require for the operation of the Goose Project must be transported through the MLA during the short shipping season, which may be further truncated due to weather conditions. If we are unable to acquire and transport necessary supplies during this time, it may result in a slowdown or stoppage of operations and/or cost increases at the Goose Project. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through the MLA during this shipping window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment may require the slowdown or stoppage of operations. The remoteness of the Goose Project also necessitates the use of fly-in/fly-out camps for the accommodation of site employees and contractors, which may have an impact on our ability to attract and retain qualified mining, exploration and/or construction personnel.

Mineral exploration and development are speculative and involve significant risks and uncertainties, which could have a material adverse effect on our business, results of operations and financial condition.

Our business plans and projections rely significantly on the planned development of our non-producing properties. The development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities, with sufficient grade to justify commercial operations, or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we or any of our joint venture partners plan will result in a profitable commercial mining operation.

Properties not yet in production, such as the Goose Project, starting production, or slated for expansion are subject to higher risks as new mining operations often experience unexpected problems during the start-up phase, and production delays and cost adjustments can often happen. Further, feasibility studies, pre-feasibility studies, and preliminary economic assessments contain project-specific estimates of future production, which are based on a variety of factors and assumptions. We can provide no assurance that such estimates will be achieved and the failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, operations, financial condition and our share price.

B2GOLD 2025 Annual Information Form

In addition, developments, such as the Goose Project, are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines, including building mining and processing facilities for new properties, are considerable, and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals and permits necessary for the operation of a mine which is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. We can provide no assurance that there will be sufficient availability of funds to finance construction and development activities, particularly if unexpected problems arise.

At the Goose Project, construction costs and the estimated completion time may be negatively impacted as result of inflation, labour availability and productivity, the availability of equipment and materials, weather, market conditions or other events that impact construction and commissioning schedules and may have a material adverse effect on our business operations, liquidity, and capital resources. On September 12, 2024, we announced that the costs of construction, mine development and sustaining capital cash expenditures increased by approximately CDN$290 million. The construction budget increases have been driven by a variety of factors, including labour and site operating costs, inflation, global supply chain issues, logistics of operating in the Northern terrain, addressing design deficiencies in power generation and distribution, laboratory, piping, and controls and instrumentation, and we may experience further increases in capital expenditures and construction and delays in the commencement of mining activity or commissioning of the mill, which ultimately could impact the timing of the first gold pour, which is expected by the end of the second quarter of 2025. Actual costs and economic returns from the Goose Project may differ materially from our estimates and variances from expectations could have a material adverse effect on our business, financial conditions and results of operations and liquidity.

Other risks associated with mineral exploration and development include but are not limited to: the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for; unanticipated changes in grade and tonnage of ore to be mined and processed; unanticipated adverse geotechnical and geological conditions; incorrect data on which engineering assumptions are made; potential increases in construction and operating costs due to shortages of and/or changes in the cost of fuel, power, materials, security and supplies; adequate access to the site and unanticipated transportation costs or disruptions; potential opposition or obstruction from NGOs, environmental groups or Indigenous groups or local groups, which may delay or prevent development activities; equipment failures; natural phenomena; exchange rate and commodity price fluctuations; high rates of inflation; civil disobedience, protests and acts of civil unrest or terrorism; applicable taxes and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments; and other risks associated with mining described herein.

The combination of these factors may result in our inability to develop our non-producing properties, to achieve or maintain historical or estimated production, revenue or cost levels, or to receive an adequate return on invested capital, which could have a material adverse effect on our business, operations and financial condition.

B2GOLD 2025 Annual Information Form

Our operations across several different countries subject us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our exploration, development and production activities are conducted in various countries, including the Philippines, Namibia, Mali, Canada, and Colombia. As a result, our operations are exposed to various levels of political, economic, criminal and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: the existence or possibility of political or economic instability including international trade disputes and the imposition of tariffs; conflict; terrorism; hostage taking; violent crime; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; governmental legislation and regulations relating to foreign investment and the mining industry; changes in taxation laws or policies or changes in the interpretation of such taxation laws or policies; uncertainty as to the outcome of any litigation in foreign jurisdictions; uncertainty as to enforcement of local laws; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; imposition of sanctions; restrictions on foreign exchange and repatriation; corruption; unstable legal systems; changing political conditions; changes in mining laws and social policies; social unrest on account of poverty or unequal income distribution; economic empowerment, Indigenous or local ownership legislation; disease; currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens; and other risks arising out of foreign sovereignty issues.

We have interests in exploration and development properties located in developing countries, including Mali, the Philippines, Namibia and Colombia, and our mineral exploration and mining activities may be affected to varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Some of these countries have experienced, or are currently experiencing, varying degrees of civil unrest and instability. Changes, if any, in mining or investment laws or policies, political attitude or the level of stability in such countries may adversely affect our operations or profitability.

Our operations across several different countries subject us to various political and economic risks associated with increasing control and nationalization that could negatively impact our operations and financial condition.

Governments throughout the world are continuing to target the mining and metals sector to raise government revenue. Numerous countries, including certain of those in which we operate, have introduced changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to: changes of laws or governmental regulations affecting foreign ownership; mandatory state participation; citizenship participation in decisions related to mining activities; delegating to municipal authorities to determine the use of soil; taxation and royalties; exchange controls; permitting and licencing of exploration, development and production; land use restrictions; price controls, export controls, and export and import duties; restrictions on repatriation of income or return of capital; requirements for local processing of mineral products; environmental protection; collectability of outstanding VAT receivables; requirements for employment of local staff or contractors; and requirements for contributions to infrastructure and social support systems. The impact of resource nationalization could have a material adverse effect on our business, our operations, and our profitability.

We can provide no assurance that the countries in which we operate that have yet to adopt resource nationalization frameworks or regimes will not do so in the future. We can also provide no assurance that the terms and obligations of resource nationalization regimes to which our operations are subject will not increase or become more onerous. Government policy is beyond our control, may change without warning, and could have the effect of discouraging further investment in our operations or limit the economic value we may derive therefrom.

B2GOLD 2025 Annual Information Form

Furthermore, we can provide no assurance that our assets will not be subject to specific nationalization or expropriation measures, whether legitimate or not, by any authority or body, whether state sanctioned or otherwise. While there are often frameworks and mechanisms to seek compensation and reimbursement for losses in these kinds of circumstances, there is no assurance that such measures will effectively or sufficiently compensate us (and our investors), nor is there any assurance that such compensation would occur in a timely fashion. Further, the nationalization, expropriation, abandonment or condemnation of any of our material properties could create an event of default under our Revolving Credit Facility which could have a material adverse effect on our financial position.

Our operations in Mali may be subject to governmental and other risks that could have unforeseen and potentially material and adverse impacts on our business, operations, financial condition and assets.

In 2023, the Malian Government undertook some major reforms in the mining sector. The 2023 Mining Code and a local content law were adopted on August 29, 2023. The 2023 Mining Code provides for an increase in Mali’s potential interest in new mining projects from 20% to 30%. The Government’s initial interest is maintained at 10%, but the additional interest that may be acquired by the Government has increased from 10% to 20%, with a further 5% interest that must be available to be acquired by a local Malian stakeholder, raising the aggregate state and private Malian interests in new projects to a potential total ownership interest of 35%.

The 2023 Mining Code introduced some other key changes including increase of taxes and in particular, the TAV, elimination of tax exoneration on petroleum products during exploitation phase, introduction of new funds the contributions to which are based on revenue, limited tax and customs regimes stabilisation, separate mining convention to be signed for the exploration and for the exploitation phase.  At the same time, the Malian Government adopted a local content law that will require mining companies and sub-contractors to give priority for procurement of locally produced materials and provision of services by local companies in the mining sector.  Implementation decrees of the 2023 Mining Code and the local content law were adopted on July 9, 2024, and as a consequence both laws are now fully effective. In addition, decrees relating to the implementation of the new mining funds provided in the 2023 Mining Code were adopted on March 11, 2025, and as a consequence these funds are now fully enforceable.

Following the 2022 national audit of mining companies to determine if Mali was receiving a fair share of the profits generated by its mining sector, the Government suspended the issuing of exploration and exploitation mining licenses. On March 15, 2025, the Government lifted suspension of certain permitting matters: (i) applications for renewal of exploration and exploitation permits, (ii) applications for transition from the exploration phase to the exploitation phase, and (iii) applications for direct or indirect transfer of exploitation permits. Production from the Anaconda Area depends on the Government issuing a new exploitation permit for the Anaconda Area.

In 2023, the State of Mali established a commission comprised of Malian Government advisors and representatives which was tasked with negotiating certain aspects of existing mining conventions and clarifying the application of the 2023 Mining Code to both existing and new mining projects. Following an extensive negotiation process, we entered into the 2024 MOU with the State of Mali in September 2024. The 2024 MOU includes an overall framework which covers the settlement of outstanding matters arising from the State of Mali's mining audit, income tax and customs audits, as well as clarification and agreement on the application of the 2023 Mining Code to the Fekola Mine and Fekola Regional. However, no assurances can be provided that the State of Mali will not seek to amend or modify the terms of the 2024 MOU and we can provide no assurance that the implementation and enforcement process will not have an adverse effect on our profitability and results of operations.

B2GOLD 2025 Annual Information Form

The numerous conflicts in the Sahel region led three countries, Mali, Burkina Faso and Niger, to create the Alliance of Sahel States ("AES"), causing a deterioration in relations with Economic Community of West African States ("ECOWAS"). On January 29, 2025, the withdrawal of the three countries was formalized by ECOWAS. During this period, these countries continued to strengthen their cooperation with Russia, particularly on the military and economic fronts.

The military junta has yet to schedule an election to transition back to a democratic civilian government, resulting in mounting security and economic costs to the population. President Goïta appointed a new Prime Minister in November 2024. Since then, the political class has become more active and the organization of the next elections is back on the agenda but still no specific calendar has been scheduled for a return to constitutional order.

The transition authorities further increased their footprint on the media and opposition voices, narrowing civic space.  Economic conditions have also deteriorated over the past years, characterized by a rise in poverty, lack of sufficient health care, and a persistent energy crisis.  The ongoing instability in Mali and changes to the political and security situation there could have unforeseen and potentially material and adverse impacts on our business, operations, financial condition and assets.

Our operations in Namibia may be subject to governmental and other risks that could have a material adverse effect on our business, operations and financial condition.

Namibia is a member of the Southern African Customs Union (“SACU”), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia’s trade is conducted with SACU members. The Namibian Government is highly dependent on SACU revenue, but Namibia’s share of the SACU revenue is expected to decline in the foreseeable future, and as a result the Namibian Government may introduce additional taxes or increase current tax rates, which in turn could have a material adverse effect on our business.

In 2015/2016, Namibia released two versions of the Namibia Equitable Economic Empowerment Framework bill (the "NEEEF Bill"), a controversial bill which proposed, in effect, the forced transfer of 25% of the shares or economic interest in any business enterprise conducting business in Namibia to certain designated persons, being persons of colour, women and disabled persons ("Designated Persons"). While the NEEEF Bill contained various controversial provisions, which may ultimately render it unconstitutional, it caused considerable uncertainty in the Namibian business community and the investor community, and as a result it remains under discussion and revision. During March 2018, the President of Namibia, in his State of the Nation Address, announced that the controversial 25% ownership pillar would be abolished. In February 2020, the latest version of the NEEEF Bill was presented to the Cabinet Committee on Legislation (the "2020 NEEEF Bill"). While the 2020 NEEEF Bill removed many of the controversial provisions contained in the previous versions, it created additional uncertainty in that its application appears to be dependent on the promulgation of what is referred to as "Standards" by the Minister who administers the 2020 NEEEF Bill, and the ambit of such "Standards" has not been set. The 2020 NEEEF Bill may likewise be unconstitutional. It is not clear whether there will be a further round of consultation on the bill, and regulations and "Standards" would need to be promulgated before the bill, in whatever revised form, becomes operative. While the 2020 NEEEF Bill is not publicly available, there is a document in circulation which has been referred to in a recent speech by the Prime Minister as the National Equitable Economic Empowerment Act, 2021, which appears to contain the substantive principles of the 2020 NEEEF Bill. At the date of this AIF, no further drafts of the 2020 NEEEF Bill have been circulated to the public.

B2GOLD 2025 Annual Information Form

In Namibia, certain new mineral licences or renewals of existing mineral licences may be subject to certain terms and conditions relating to "Namibianisation", that is, transferring a portion (commonly 5%) of the shareholding in the respective licence holder to Namibian citizens, Namibian controlled companies, Designated Persons or companies held by Designated Persons, and undertaking social welfare or community upliftment obligations, specifically in respect of women and youth as well as the poor. It may also be subject to the licence holder appointing a certain percentage of its management (currently 20%) from Namibian citizens, specifically also Designated Persons. As of 2020, the aforesaid Namibianisation conditions are generally no longer applied by the Minister of Mines and Energy to new exclusive prospecting licences, but they are applied to new mining licences and, presumably, also to renewals of mining licences.

In 2016, the Namibian parliament passed a new investment law termed the Namibia Investment Promotion Act, 2016 (Namibia) (the "Namibia Investment Promotion Act"), which has not yet come into force. If it were to come into force, the Namibia Investment Promotion Act would materially change the legal basis upon which foreign investments are to be made, maintained and withdrawn from Namibia. The law provides for reservation of certain businesses to Namibians and requires approval of the Minister of Trade and Industrialisation, on essentially a discretionary basis, in connection with making an investment, expanding an investment and disinvesting. The law would also abolish the recourse of foreign investors to international tribunals by insisting that any disputes be exclusively dealt with under Namibian law and by Namibian courts. Further, the Namibia Investment Promotion Act may have a negative effect on investor security and new investments into Namibia. In the absence of regulations or guidelines with respect to the approval process, it is entirely at the discretion of the Minister to determine what type of foreign investments, changes to current investments or disinvestments will be allowed, and it is difficult at this stage to anticipate the extent to which the Namibia Investment Promotion Act would affect the Otjikoto Mine in practice. Towards the end of 2021, the Minister of Trade and Industrialisation re-introduced a further version of the Namibia Investment Promotion Act, which version, following public outcry, was quickly withdrawn on November 30, 2021 and is currently not before parliament. Any such legislation, upon becoming operative, would introduce changes to the foreign investment regime which could have a material adverse effect on our business, operations and financial condition.

Our form of ownership of our assets in the Philippines may be subject to governmental appropriations that could have a material adverse effect on our business, operations and financial condition.

The Constitution of the Philippines provides that all natural resources are owned by the State, which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines, corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the "Anti-Dummy Act") provides penalties for, among others, (i) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (ii) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalizes the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens. The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized businesses or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (y) no Filipino can do such technical work, and (z) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Our interests in the Masbate Gold Project is held through equity interests in companies owned by Philippine shareholders. There is the risk that, given the limited precedents to date in the country, the structure through which we hold the Masbate Gold Project could be challenged or require changes. The imposition of, or a failure to comply with, Philippine regulations could have a material adverse effect on our business, operations and financial condition.

B2GOLD 2025 Annual Information Form

Our operations in Colombia may be subject to security issues and criminal activity that could have a material adverse effect on our business, operations and financial condition.

The persistence of security issues in Colombia and the peace agreement signed with the Revolutionary Armed Forces of Colombia, the largest and oldest rebel group in Colombia, has created other security issues and has helped to strengthen criminal gangs and other small rebel groups in Colombia. While the Government of Colombia has been attempting to advance negotiations simultaneously with the ELN rebel group and certain criminal gangs with the aim of attaining general peace, the potential for security conditions to deteriorate and the development of new types of terrorism remains a risk with respect to our exploration and development at the Gramalote Project.

In addition, Colombia has a history of corruption, drug trafficking and illegal exploitation of minerals. Antioquia department, where the Gramalote Project is located, has one of the highest concentrations of illegal gold mining activities in Colombia. These circumstances could negatively impact our operations if they are not adequately addressed by authorities.

While Colombia has a steady legal system and independent judges and courts, inconsistencies in legal interpretation of laws applicable to mining, and sudden changes of the judges' and courts' positions, create risks and uncertainties for mining companies in Colombia. Further, non-governmental organizations ("NGOs"), academics and communities are frequently opposed to large-scale mining (and vocal about such opposition) as they consider it to be a threat to the environment and to social organization. Social movements have also had a significant impact in legal decisions aimed to protect the environment, the Indigenous and Afro-Colombian communities, and the people of areas affected by extractive projects. It is likely that social movements will continue as an influential factor with respect to Colombian political and legal decisions related to the mining industry. Such decisions can be unpredictable and could cause us to incur additional expense and affect the exploration and development of the Gramalote Project.

Our operations are subject to operating hazards and risks incidental to mining activities.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geologic formations; seismic activity; rock bursts; cave-ins or slides; fire, explosions and flooding; pit wall failure and other structural collapses; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, flooding, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations, affect the profitability of our operations, lead to a loss of licences, damage community relations and adversely affect our reputation.

B2GOLD 2025 Annual Information Form

Fluctuations in the price and availability of infrastructure and energy and other commodities could impact our profitability and development of projects.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, terrorism, community or government or other interference in the maintenance or provision of such infrastructure, or failure to maintain or extend such infrastructure, could adversely affect our operations, financial condition and results of operations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like HFO, diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and in certain circumstances may be fixed by governments, and changes can be material, occur over short periods of time and be affected by factors beyond our control, including war or civil unrest. Our operations use a significant amount of energy and depend on suppliers to meet those needs. Higher costs for such required commodities and construction materials, including as a result of increased taxes on such commodities or construction materials or tighter supplies thereof, can affect the timing and cost of our development projects, and we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, which could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, equipment, and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which in turn could have an effect on our operating costs, capital expenditures and production schedules.

We are subject to supply chain disruptions.

Our ability to mine, process and sell products is critical to our operations. Our operations depend on the continued availability and delivery of supplies of consumables and capital items to operate efficiently. In addition to consumables, continuous supplies of energy, water, equipment and spare parts, and labour are critical to our operations, the costs of which are subject to worldwide supply and demand as well as other factors beyond our control. Supply chain disruptions; power outages; labour disputes and/or strikes; geopolitical activity, health emergencies in the regions where we operate; weather events and natural disasters could seriously harm our operations as well as the operations of our customers and suppliers. Further, our suppliers may experience capacity limitations in their own operations or may elect to reduce or eliminate certain product lines, all of which is beyond our control but could have a material adverse effect on our operations and revenue.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions or unanticipated tax consequences of corporate reorganizations could have a material adverse effect on our performance and profitability.

We are subject to the taxation laws of several different jurisdictions. These taxation laws are complicated and subject to change, review and assessment in the ordinary course. Any changes in taxation law, as well as reviews or assessments, could result in us paying higher taxes, which in turn could adversely affect our performance and profitability. Taxes may also adversely affect our ability to repatriate earnings and otherwise deploy our assets. As noted above, governments have used new or increased taxes, including taxes specific to the mining industry, such as income taxes, excise taxes and royalties to raise government revenue. Although we have tax stabilization agreements with some of the countries in which we operate, there can be no certainty that such agreements will be upheld or not withdrawn in the future.

B2GOLD 2025 Annual Information Form

While we have implemented initiatives to assess the impact of new and potential tax changes or reforms on our business and operations, we have no control over the adoption or implementation of such proposed legislative amendments, or the final form of any such tax changes which may or may not be as anticipated. In addition, governments have proposed tax amendments in the past and ultimately not followed through with them or adopted significant amendments. Accordingly, the timing and impact of any tax changes or reforms (including those described above), if adopted, and the extent to which they may have an impact on us, which may be material and adverse, is not presently known. Further, we can provide no assurance that we will be able to undertake steps to mitigate the effects of such tax changes to preserve or promote our economic performance.

We may complete intercorporate transactions, corporate reorganizations and reorganizations of the entities holding our projects. If such transactions and/or reorganizations result in the imposition of an unanticipated tax or penalty, it may have a material adverse effect on our business. We are also subject to ongoing tax audits from time to time. Adverse results of such tax audits may have a negative effect on our business.

The Organisation for Economic Co-operation and Development, together with the G20 countries, has committed to reduce perceived abusive global tax avoidance, referred to as base erosion and profit shifting ("BEPS"). As part of this commitment, an action plan has been developed to address BEPS with the aim of securing revenue by realigning taxation with economic activities and value creation by creating a single set of consensus-based international tax rules dealing with various matters, such as the definition of permanent establishment and the taxation of hybrid instruments. As part of the BEPS project, a multilateral instrument ("MLI") intended to allow participating jurisdictions to swiftly modify their bilateral tax treaties to facilitate various BEPS initiatives has been ratified by a significant number of countries, including Canada. Further, consistent with the adoption of BEPS, Canada's Department of Finance has introduced (i) new excessive interest and financing expenses limitation (EIFEL) rules that would limit interest deduction in certain circumstances, (ii) legislation addressing hybrid mismatch arrangements and (iii) legislation to enact a Canadian "Global Minimum Tax Act". The BEPS project (including the foregoing initiatives) and the MLI may have a material impact on how our operating results are taxed, and may also give rise to additional reporting and disclosure obligations.

We may be unable to generate sufficient cash to service our debt, the terms of the agreements governing our debt may restrict our current or future operations, and the indebtedness may have a material adverse effect on our financial condition and results of operations.

Our ability to make scheduled payments on any balance under the Revolving Credit Facility or to pay amounts due under the Convertible Notes or any other indebtedness will depend on our financial condition and operating performance, which in turn are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, cease or reduce the payment of dividends, dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including any indebtedness under the Revolving Credit Facility or the Convertible Notes. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations.

B2GOLD 2025 Annual Information Form

In addition, a breach of the covenants, including the financial covenants under the Revolving Credit Facility or our other debt instruments from time to time, could result in an event of default under the applicable indebtedness unless we are able to obtain a waiver or consent in respect of any such breach. We cannot provide any assurance that a waiver or consent would be granted. A breach of any of these covenants or the inability to comply with the required financial tests or ratios could result in a default under the Revolving Credit Facility and under the Convertible Notes. In the event of any default under the Revolving Credit Facility and/or the Convertible Notes, the lenders, or as applicable the holders of the Convertible Notes could elect to declare all outstanding borrowings, together with accrued interest, fees and other amounts due thereunder, to be immediately due and payable, which may have a material adverse impact on our business, profitability or financial condition.

The Revolving Credit Facility contains several covenants that impose significant operating and financial restrictions and may limit our ability to engage in acts that may be in our long-term best interest. In particular, the Revolving Credit Facility restricts our ability to dispose of assets, to make dividends or distributions, and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, we may be limited in how we conduct our business, unable to raise additional debt or equity financing, or unable to compete effectively or to take advantage of new business opportunities, each of which may affect our ability to grow in accordance with our strategy.

Further, maintenance of our debt could adversely affect our financial condition and results of operations and could adversely affect our flexibility to take advantage of corporate opportunities. Our indebtedness could have important consequences, including:

  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
  increasing our vulnerability to general adverse economic and industry conditions;
  exposing us to the risk of increased interest rates for any borrowings at variable rates of interest;
  limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
  placing us at a disadvantage compared to other, less leveraged competitors; and
  increasing our cost of borrowing.

Fluctuations in foreign currency exchange rates could materially affect our business, financial condition, results of operations and liquidity.

Our principal assets and operations are located in various countries including Mali, Namibia, the Philippines, and Canada. As a result, we have foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk we face can be categorized as follows:

  Transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect our profitability as exchange rates fluctuate;
  Exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, trade, income tax and other payables, equipment loan facilities, reclamation and closure costs obligations, warrants and gross balance exposure; and
B2GOLD 2025 Annual Information Form

  Translation exposure: our functional and reporting currency of all consolidated entities is U.S. dollars. Our other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss. Therefore, as the exchange rates between the Canadian dollar, Philippine peso, Namibian dollar, West African CFA franc (which is pegged to the Euro) and the Euro fluctuate against the U.S. dollar, we will experience foreign exchange gains and losses, which can have a significant impact on our consolidated operating results.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

Our operations are subject to stringent laws and regulations, which could significantly limit our ability to conduct our business.

Our activities are subject to stringent laws and regulations governing, among other things: prospecting, development and production; imports and exports; taxes; labour standards and occupational health and mine safety; mineral tenure, land title and land use; environmental protection, including protection of endangered and protected species; social legislation and laws related to the protection and title of Indigenous peoples; and other matters. Failure to comply with applicable laws and regulations may result in enforcement actions or other liabilities, including orders issued by regulatory or judicial authorities suspending or curtailing operations, or requiring corrective measures, installation of additional equipment, or remedial actions, any of which could result in significant expenditures, loss of permits, reduced or suspended production and damage to our reputation. We can provide no assurance that we have been or will be at all times in compliance with all applicable laws and regulations, that compliance will not be challenged, or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results. New laws and regulations, amendments to existing laws and regulations, administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our ability to operate successfully, including our ability to continue our operations, results of operations, future cash flow and financial condition.

Mineral rights or surface rights to our properties may be subject to renewal or extension requirements which may not be granted or such rights could be challenged, and, if a renewal or extension is not granted or a challenge is successful, it could have a material adverse effect on our production and results of operations.

Our ability to carry out successful mineral exploration, development activities and mining operations will depend on several factors including compliance with our obligations with respect to acquiring and maintaining title to our interest in certain properties. The acquisition of title to mineral properties is a very detailed and time-consuming process. No guarantee can be given that we will be able to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licences may be renewed, extended or transferred into other forms of licences appropriate for ongoing operations, no guarantee can be given that a renewal, extension or transfer will be granted to us or, if they are granted, that we will be in a position to comply with all conditions that are imposed. Several of our interests are the subject of pending applications to register assignments, extend the term, and increase the area, or to convert licences to concession contracts or exploitation permits, and there is no assurance that such applications will be approved as submitted.

B2GOLD 2025 Annual Information Form

Further, the interests in our properties may not be free from defects, and the contracts between us and the entities owned or controlled by a foreign government may be unilaterally altered or revoked. We can provide no assurance that our rights and title interests will not be significantly challenged, altered or revoked, whether by state authorities, Indigenous groups, third parties or otherwise, to our detriment. Our interests in properties may be subject to prior unregistered liens, agreements, claims or transfers and title may be affected by, among other things, undetected defects or governmental actions.

Undue reliance should not be placed on estimates of Mineral Reserves and Mineral Resources since these estimates are subject to numerous uncertainties. Our actual Mineral Reserves could be lower than Mineral Reserve estimates and Mineral Resources may never be converted into Mineral Reserves, which could adversely affect our operating results and financial condition.

We must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold. The LoM estimate for each of our operating mines is based on our best estimate in respect of Mineral Reserves and Mineral Resources given the information available to us.

Actual ore mined may vary from estimates of grade, tonnage, dilution and metallurgical and other characteristics, and there is no assurance that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. We can provide no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

In addition, fluctuation in gold prices, results of drilling, metallurgical testing and production, increases in capital and operating costs, including the cost of labour, equipment, fuel and other required inputs and the evaluation of mine plans after the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of our ability to extract these Mineral Reserves, could have a material adverse effect on our results of operations and financial condition.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Our LoM estimates and production schedule at the Otjikoto Mine assumes blending production from low-grade stockpile material that has been classified as Indicated Mineral Resources and not Mineral Reserves. Although we have been successful in converting Mineral Resources to Mineral Reserves in the past, there is no certainty of converting Mineral Resources to Mineral Reserves and it may not be successful in the future. Due to uncertainty that may attach to Inferred Mineral Resources, there is no certainty that Inferred Mineral Resources will be upgraded to Measured and Indicated Mineral Resources or Proven and Probable Reserves as a result of continued exploration.

Investors, including U.S. investors, are cautioned that "inferred mineral resources" have a lower level of confidence than that applying to "indicated mineral resources" and cannot be directly converted to a "mineral reserve". Qualified persons have determined that it is reasonably expected that the majority of the reported "inferred mineral resources" could be upgraded to "indicated mineral resources" with continued exploration. Under Canadian rules, "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable without further work.

B2GOLD 2025 Annual Information Form

We require licences, permits and approvals from various governmental authorities to conduct our operations, the failure to obtain or loss of which could have a material adverse effect on our business.

Our mining operations in Mali, the Philippines and Namibia, our mine under construction in Nunavut, and our various exploration and development projects, are subject to receiving and maintaining licences, permits and approvals from appropriate governmental authorities. Although our mining operations currently have all required material, licences, permits and approvals, and approvals that we believe are necessary for the operations as currently conducted, no assurance can be provided that we will be able to maintain and renew such licences and permits or obtain any other permits or approvals that may be required.

There have been challenges to permits that were temporarily successful and delays in the renewal of certain permits. We can provide no assurance that delays will not occur in connection with obtaining necessary renewals of authorizations for existing operations, additional licences, permits and approvals for future operations, or additional licences, permits and approvals associated with new legislation or changes in interpretation by governments or courts. An inability to obtain, or to conduct our mining operations pursuant to, applicable authorizations would materially reduce our production and cash flow and could negatively impact our profitability.

We are subject to risks relating to environmental regulations and our properties may be subject to environmental hazards, which may have a material adverse effect on our business, operations and financial condition.

Our operations are subject to local laws and regulations regarding environmental matters, including, without limitation, the renewal of environmental clearance certificates, the use or abstraction of water, land use and reclamation, air quality, and the discharge of mining wastes and materials. Any changes in these laws could affect our operations and economics. Amendments or modifications to current environmental laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties. We cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on our business or financial condition. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations, in particular, environmental laws. In addition, our Masbate Gold Project is subject to periodic audit by the Philippines Department of Environment and Natural Resources. Any adverse outcome as a result of such audits may have a material and adverse effect on our business, operations, production estimates and financial condition.

We may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. We may also acquire properties with known or undiscovered environmental risks. Any claim against or indemnification from the entity from whom we have acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.

B2GOLD 2025 Annual Information Form

Some of our properties were used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. We have been required to address contamination at our properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from our ongoing operations or other contingencies. Contamination from hazardous substances, either at our own properties or other locations for which we may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on our future growth, results of operations and financial position.

Production at certain of our mines involves the use of sodium cyanide, which is a toxic material.  Despite designs to protect against a release or discharge, there is an inherent risk of an unintended discharge of hazardous materials for example from a heap leach or tailings facility. If sodium cyanide escapes from industrial infrastructure or is detected in surface and groundwater downstream, we could be subject to liability for remediation costs, which could be significant and may not be insured against. In addition, metal production could be delayed or halted to prevent further discharges and to allow for remediation. Such delays or cessations in production could be long-term or, in some cases, permanent, and any interference with production could result in a significant reduction in, or loss of, cash flow and value. While appropriate steps may be taken to prevent discharges of pollutants, including sodium cyanide and other hazardous materials into the ground water, surface water, and the downstream environment, there is inherent risk in the use and operation of sodium cyanide and there can be no assurance that a release of hazardous materials will not occur and such liability and reputational harm could be material.

There can be no assurance that a tailings dam or other tailings facility safety incident will not occur in the case of an extreme natural event. Such an incident could have a material adverse effect on the Company's business, results of operations and financial condition.

Natural resource companies are required to close their operations and rehabilitate the lands that they mine in accordance with a variety of environmental laws and regulations. In order to carry out reclamation obligations imposed on us in connection with exploration, development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of mine closure and reclamation are uncertain and planned expenditures may differ from the actual expenditures required. There is a risk that monies allotted for mine closure land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance, may be required over the tenure of any of our projects to cover potential risks. These additional costs may have material adverse impact on our business, financial condition and results of operations. Estimates of the total ultimate closure and rehabilitation costs for mining operations can be significant and are based principally on current legal and regulatory requirements and mine closure plans that may change materially.

B2GOLD 2025 Annual Information Form

No assurance can be provided that exploration, development and mining activities will not give rise in the future to significant liabilities on our part to government and/or third parties and may require us to incur substantial costs of remediation. Additionally, we do not maintain insurance against environmental risks. As a result, any claims against us may result in liabilities that we will not be able to afford, resulting in the failure of our business.

Climate change, including the potential for extreme weather events and shifts in climate patterns, may have an adverse effect on our profitability and operations.

The physical effects of climate change, which may include extreme weather events, resource shortages, changes in rainfall and storm patterns, water shortages, changing sea levels and temperatures and higher temperatures may have an adverse effect on our production, operations, and profitability. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations or mineral processing and rehabilitation efforts, create resource shortages, damage our property (including creating adverse geotechnical & hydrological conditions) or equipment and/or could increase health and safety risks on mining sites. Such events or conditions could also have other adverse effects on our operations, our workforce and on the local communities surrounding our mines, including an increased risk of food insecurity, water scarcity, civil unrest and the prevalence of disease.

Our operations throughout the globe depend on consistent supplies of essential commodities and other essential inputs to operate efficiently. If the effects of climate change, including extreme weather events, cause prolonged disruptions to the delivery of essential commodities and other essential inputs, or affect the prices or availability thereof, our production at our operations may be reduced, delayed or halted, and as a result the profitability of our business may be materially affected.

Our operations are energy intensive and use large amounts of diesel fuel and electric power. Currently, several governments or governmental bodies throughout the globe have introduced or are contemplating regulatory changes in response to the potential impacts of climate change in an effort to curb GHG emissions. The key sources for direct GHG emissions at our operations are from electricity production to operate our processing plants (from crushing and grinding to leaching, electrowinning and smelting) and the fuel for mobile equipment. Our Otjikoto operation consumes a combination of energy either purchased from the Namibian electrical grid or generated on site by our Otjikoto Solar Plant, with diesel powered back-up. Our Masbate and Fekola operations currently generate 100% of their electricity on site; Masbate via HFO and diesel power plants (and a small portion from solar panels) with diesel powered back-up and Fekola via a hybrid HFO/solar power plant with diesel back-up. The level of GHG emissions emitted by our operations fluctuates and varies from operation to operation. Furthermore, one-off projects or endeavours, such as the construction of a new mine, may result in an acute increase in GHG emissions above those generally emitted during our ongoing and regular operations. Additionally, ongoing international negotiations may result in the introduction of climate change regulations or frameworks on an international scale. These developments, and the costs associated with complying with such kind of measures, may have an adverse impact on our operations and the profitability of our business.

Our operations require water. While we believe it holds sufficient water rights to support its current operations, future developments could limit the amount of water available to us. New water development projects, or climatic conditions such as extended drought, could adversely affect our operations. There can be no guarantee that extreme weather events such as a prolonged drought will not affect the operations at these mines, or that we will be successful in maintaining adequate supplies of water for its operations. In addition, too much precipitation can pose a risk to our operations, such as at the Fekola Mine which in the past experienced abnormally high rainfall. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact operations and could damage our facilities, plant and operating equipment.

B2GOLD 2025 Annual Information Form

We are subject to risks related to community relations and community action, including Indigenous and local community title claims and rights to consultation and accommodation, which may affect our existing operations and development projects.

Maintaining a positive relationship with the communities in which we operate is critical to continuing successful exploration, development and operation of mines. Community support for operations is a key component of a successful exploration or development project. Various international and national laws, codes, resolutions, conventions, guidelines and other materials relating to corporate social responsibility (including rights with respect to health and safety and the environment) may also require government and or company consultation with communities on a variety of issues affecting local stakeholders, including the approval of mining rights or permits.

As a mining business, we come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities, Indigenous Peoples, surrounding operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development, exploration and mining projects which could materially adversely affect our business, operations, and financial condition.

Governments in many jurisdictions must consult with Indigenous Peoples and local communities with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Indigenous People and local communities frequently require accommodations, including undertakings employment, revenue sharing, procurement, other financial payments and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights maybe claimed by Indigenous Peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. In addition, the risk of unforeseen title claims by Indigenous Peoples could affect existing operations as well as development projects. These claims may also affect our ability to expand or transfer existing operations or to develop new projects.

In connection with the Goose Project, we are party to the IIBA, which requires us to comply with predetermined obligations and requirements. There is the risk that we may not fulfill all of our obligations under the IIBA which could cause us to lose the support of the affected Indigenous communities and otherwise impact our reputation, business and operations. While we continue to actively engage with the Indigenous communities around us in Nunavut and work with them on CDPs, there can be no assurance that these relations will remain amicable.

Further, certain NGOs, some of which oppose globalization and/or resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may also attempt to disrupt our operations.

B2GOLD 2025 Annual Information Form

There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to our current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against our activities or against the government's position. We can provide no assurance that these relationships can be successfully managed and that our operations will not be disrupted or adversely affected.

Local stakeholders and other groups may oppose our current and future exploration, development and operational activities through legal or administrative proceedings, protests, roadblocks or other forms of public expression against our activities. Opposition by such groups may have a negative impact on our reputation and our ability to receive necessary mining rights or permits. Opposition may also require us to modify our exploration, development or operational plans or enter into agreements with local stakeholders or governments with respect to our projects, in some cases causing considerable project delays. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations and common share price.

We may encounter conflicts with small scale miners in certain countries which could have a material adverse effect on our operations.

Certain of our development and mining properties, including the Masbate Gold Project, the Gramalote Project and certain of our properties in Mali, are subject to significant ASM activity. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the artisanal miners, which could materially adversely affect our operations. Further development of our mining activities may require the relocation and physical resettlement of artisanal miners and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact us and may result in additional expenses or prevent further development.

ASM may use (among others) sodium cyanide or mercury which are toxic materials. Should an artisanal miner's sodium cyanide or mercury leak or otherwise be discharged into our mineral properties, we may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on our operations.

Small scale miners have been operating in Aroroy, Masbate Province since 1979 without obtaining valid mining or processing permits issued by the government. Some of these mining and processing operations are within the property of Filminera, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although Filminera is not legally liable for their contamination, Filminera has attempted to limit the activities of these miners and inform the public about the risk of contamination. There is also a natural conflict in objectives between small scale miners and Filminera, as the small-scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, Filminera has a stated position of allowing some level of ASM activity as a source of livelihood and mitigation of adverse environmental impacts; however, Filminera requires it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise that could materially adversely affect the operations of Filminera.

B2GOLD 2025 Annual Information Form

ASM in Mali is a secular activity which cover both seasonal and permanent sites. ASM workers' numbers fluctuate depending on factors such as geology, weather conditions, and cultural holidays as well as gold spot price. ASM workers on sites come from both the local region as well as neighboring countries such as Burkina Faso, Guinea, or Senegal. Additionally, there are foreign state sponsored ASM activities in Mali, operating under the support of vast network of local stakeholders. They are using sophisticated heavy machinery to mine on a much larger scale, causing major environmental damage and adversely affecting local communities' livelihood.

In March 2024, we implemented a "No-Go Zone" on the Bantako Nord Permit. Following discussions with ASM leaders as well as the village council, and the provision of alternative sources of revenue (donation of a tractor, supply of fertilizers, cattle fattening project and the construction of two water towers for impacted communities), our team peacefully engaged with the ASM workers, and they agreed to move away from the mine priority area within the "No-Go Zone".

Previously, in February 2020, we had established a "No-Go Zone" on the Menankoto Permit and expanded it in 2023 to cover a portion of the Bakolobi Permit, to support future mining activities in the Anaconda Area. We will establish additional "No-Go Zones" as part of the land acquisition process associated with mining expansion within the Fekola Complex.

We are subject to various anti-corruption and anti-bribery laws and regulations and carry on business in jurisdictions which may be subject to sanctions or other similar kinds of measures. Our failure to comply with such laws, regulations, sanctions and measures may have a material adverse impact on our business, financial condition and results of operations.

Our business is subject to the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA") and the Corrupt Foreign Public Officials Act (Canada) (the "CFPOA"), which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. Since we presently hold interests located in Mali, Colombia, the Philippines and Namibia, there is a risk of FCPA or CFPOA violations. In addition, we are subject to the anti-bribery laws of located in Mali, Colombia, the Philippines and Namibia and of any other countries in which we conduct business in the future. If our employees or other agents are found to have engaged in prohibited conduct under our policies and procedures and the FCPA, the CFPOA or other anti-bribery laws for which we may be held responsible, we could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations. Our Anti-Corruption Policy and other corporate policies mandate compliance with these anti-bribery laws; however, there can be no assurance that our internal control policies and procedures will always protect it from fraudulent behaviour or dishonesty and other inappropriate acts committed by our employees and agents. As such, our corporate policies and processes are limited in their ability to prevent all potential breaches of law or other governance practices.

We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject, or the way existing laws might be administered or interpreted. Failure by us, our predecessors or other persons or entities with whom we do business to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, and legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

B2GOLD 2025 Annual Information Form

Certain jurisdictions in which we carry on business, or certain nationals of those jurisdictions, are or may become subject to sanctions or other similar measures imposed by individual countries, such as Canada, the United States or the European Union or through United Nations sanctions that Canada implements. In addition, there is the risk that individuals or entities with which we currently engage or do business with could be designated or identified under such sanctions or measures. Our failure to comply with such sanctions or measures, whether inadvertent or otherwise, could expose us and our senior management to civil and/or criminal penalties, becoming implicated or designated under such sanctions, becoming subject to additional remedial processes (including limitations on our ability to carry on our business or operations in a given jurisdiction), legal expenses, or reputational damage, all of which could materially and adversely affect our business, operations and financial condition, at both our specific operations and our Company as a whole. We are strongly committed to fully complying with all sanctions and other similar measures that affect our business and the jurisdictions in which we operate. Additional or expanded sanctions may have other impacts on us and our operations.

As at the date of this AIF, the European Union, the United States and Canada have each imposed sanctions against Mali. Certain of these sanctions target individuals and groups, including Mali's transition authorities and other transition institutions. As these situations remain in flux, there is the risk that individuals or entities with which we currently engage or do business could be designated under these sanctions or become subject to other similar measures, or that critical supply routes may be disrupted. Such developments could have a material adverse impact on our Malian operations and our Company as a whole. In June 2023, the United States issued a new advisory focused on the gold sector across sub-Saharan Africa. The advisory highlights risks related to the gold trade, including conflict and terror financing, money laundering activities, sanctions evasion, human rights and labor rights abuses, and environmental degradation. In July 2023, the United States sanctioned three Malian transition government and military officials for facilitating the deployment and expansion of the activities of Africa Corps and/or Wagner Group in Mali.

Our operations would be adversely affected if we fail to maintain satisfactory labour relations.

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. We may not be able to satisfactorily renegotiate our collective labour agreements, including in Namibia or Mali, and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour, which could negatively impact our operations and profitability. Negotiations are ongoing with respect to a collective bargaining agreement covering the workers at the Fekola Mine. As part of the ongoing negotiations management is requesting a three-year no-strike commitment from the union, however, there is no guarantee that the union will agree to this request or honor any such commitment. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future. Relations between us and our employees may also be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, operations and financial condition.

B2GOLD 2025 Annual Information Form

In Namibia, due to high levels of unemployment and restrictive immigration policies applied by the Ministry of Home Affairs and Immigration, it may be difficult for us to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty. Although the Namibian government spends a significant proportion of its budget on education, education initiatives and programs may take time to take effect. Currently, a significant portion of the Namibian workforce can be classified as unskilled or semi-skilled labourers, which make it difficult for employers to find skilled personnel for specialized tasks. Shortages of suitably qualified personnel in Namibia could have a material adverse effect on our business, financial condition and results of operations.

Our insurance does not cover all potential losses, liabilities and damages related to our business and certain risks are uninsured or uninsurable.

Although we maintain insurance to protect against certain risks, including information security and cybersecurity risks, in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and we may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties, or repayment of current or future indebtedness, could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities, or repayment of indebtedness, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favourable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

We are subject to a variety of risks associated with partial ownership or jointly-held projects, which could result in a material adverse effect on our future growth, results of operations and financial position.

A number of the properties in which we have an interest are not wholly owned by us or are the subject of arrangements with governments or other mining companies and will be subject to the risks normally associated with the conduct of jointly-held projects. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on the viability of our interests held in jointly-held projects, which could have a material adverse effect on our future growth, results of operations and financial conditions:

  a jointly-held project participant having economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
  bankruptcy of the jointly-held project participant;
B2GOLD 2025 Annual Information Form

  disagreement with participants on how and when to develop and operate mines efficiently;
  inability of participants to meet their obligations to the jointly-held project or third parties; and
  litigation between participants regarding project matters.

Our investments in the Masbate Gold Project may be adversely affected by our lack of sole decision-making authority and disputes between us and the majority owner of Filminera.

We, through our subsidiaries, are a minority shareholder in Filminera, which owns the Masbate Gold Project. Zoom Minerals Holding Inc. ("Zoom") is the majority shareholder. As the minority shareholder, we are not able to exercise sole decision-making authority regarding the Masbate Gold Project. We may be unable to cause Filminera to take, or refrain from taking, actions consistent with our business strategies and objectives. Any change in the identity, management, ownership or strategic direction of Zoom, or any disagreement with Zoom or its owners, could materially adversely affect our business and results of operations. If a dispute arises between us and Zoom or its owners that cannot be resolved amicably, we may be unable to further our business strategies and objectives, may not realize the anticipated benefits of our investment in the Masbate Gold Project and associated processing facilities (in which we hold a 100% interest), and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect our business and results of operations.

In addition, pursuant to the ore purchase agreement between PGPRC and Filminera, PGPRC has agreed to purchase all ore from the Masbate Gold Project at a price equal to the production cost for the ore plus a predetermined percentage. Decreases in the market price of gold, increases in production costs at the Masbate Gold Project or a combination of both may make performance by PGPRC under the agreement not economically desirable or feasible. In such a circumstance, we would seek to curtail production at the Masbate Gold Project or negotiate another mutually agreeable resolution with the Philippine shareholder of Filminera; however, we may not be successful in such efforts. Our interest in the Pajo concession, owned by Filminera, is on a similar basis and is subject to similar risks.

Market fluctuations could adversely affect the market price of our equity interest in a number of companies and the value we could realize on such investments.

Our equity interest in several publicly traded companies is subject to volatility in the market price of their respective shares. We cannot provide any assurance that an active trading market for any of such shares is sustainable. The trading prices of the shares could be subject to wide fluctuations in response to various factors beyond our control, including quarterly variations in results of operations, exploration results, changes in earnings (if any), estimates by analysts, conditions in the industry of such companies and macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The lack of a liquid market could adversely affect the value that we could ultimately realize on our ownership interests.

We may be unable to identify appropriate acquisition targets or complete desirable acquisitions, and we may be unsuccessful in integrating businesses and assets that we have acquired or may acquire in the future.

As part of our business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions, or integrate the acquired businesses and their personnel into our operations. There can be no assurance that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business.

B2GOLD 2025 Annual Information Form

Acquisitions are accompanied by risks, such as: a significant decline in the relevant metal price after we commit to completing an acquisition on certain terms; mining operations not meeting production or cost estimates; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize our financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that acquired businesses or assets will be profitable, that we will be able to integrate the acquired businesses or assets successfully or that we will identify all potential liabilities during due diligence. Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

We may be unable to compete successfully with other mining companies.

The mining industry is intensely competitive in all of its phases, and we compete with senior companies that may possess greater financial resources and technical facilities in certain circumstances, including with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out our mineral production and exploration activities. Competition in the mining industry could adversely affect our prospects for mineral exploration and development in the future, which could have a material adverse effect on our revenues, operations and financial condition.

We are subject to litigation risks which could have a material adverse effect on our business, results of operations and financial position.

All industries, including the mining industry, are subject to legal claims, with and without merit. We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. In addition, companies like ours that have experienced volatility in their share price have been subjected to class action securities litigation by shareholders. Defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which we may become subject could take away from the time and effort management would otherwise devote to our business, and could have a material adverse effect on our business, results of operations and financial position.

Furthermore, in the event of a dispute arising from our activities, we may be subject to the exclusive jurisdiction of courts or arbitral proceedings outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

We depend on key personnel and if we are unable to attract and retain such persons in the future it could have an adverse effect on our operations.

Our success will be largely dependent upon the performance of our key officers, employees, outside contractors and consultants. Locating and developing mineral deposits depends on a number of factors, including the technical skill of the exploration, development and production personnel involved. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon our success. We have not purchased any "key-person" insurance with respect to any of our directors, officers or key employees and have no current plans to do so.

B2GOLD 2025 Annual Information Form

Failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Our operations, and those of our third-party service providers and vendors, depend in part on the proper functioning and availability of IT systems, networks, equipment, and software, and the security of those systems. These systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of our organization. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems or our information through fraud or other means of deceiving our third-party service providers, employees or vendors. A significant breach of, disruption or damage to, or failure to maintain, upgrade or replace our IT systems and software could result in IT system failures, delays, the corruption and destruction of our data, misuse of data, extensive personal injury, property damage, loss of confidential information and significant cost increases. The failure of information systems or a component of information systems could, depending on the nature and extent of any such failure, adversely impact our reputation and results of operations. There can be no assurance that our ability to monitor for or mitigate cybersecurity risks will be fully effective, and we may fail to identify cybersecurity breaches or discover them in a timely way. A cyber security incident resulting in a security breach or a failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact the Company's business or reputation.

Although to date we have not experienced any known material losses or interruptions to our day-to-day operations and have not experienced any known security breach in the past five years, there can be no assurance that we will not experience any such breach, loss or interruption in the future. Our business relies heavily on its IT systems, including networks, equipment, hardware, software, and telecommunications systems, as well as the IT systems of third-party service providers and vendors.

As the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. In addition, violations of privacy related regulations can result in significant penalties and reputational harm, which in turn could adversely impact our business and results of operations.

Our reputation may be negatively affected by social media and other web-based applications, which are beyond our control.

As a result of the increased usage and the speed and the global reach of social media and other web-based applications used to generate, publish and discuss user-generated content and to connect with others, we are at a much greater risk of losing control over how we are perceived by the public. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether credible, factual, true or not. While we place a great emphasis on protecting and nurturing our strong reputation, we do not ultimately have direct control over how we are perceived by others, including how we are viewed on social media and other web-based applications. Harm to our reputation, which could be promulgated through social media and other web-based applications, may lead to increased challenges in developing and maintaining investor confidence and stakeholder relations, and could act as an obstacle to our overall ability to maintain our current operations, to advance our projects, and to procure capital from investors, which could have a material adverse effect on us and our business.

B2GOLD 2025 Annual Information Form

The market price of our common shares may be adversely affected by various factors.

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile. The market price of our common shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of our common shares may increase or decrease in response to a number of events and factors, including as a result of the risk factors described in this AIF or documents incorporated by reference herein.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our common shares, regardless of our operating performance.

We may fail to maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act.

Our common shares are registered under the Exchange Act and listed on the NYSE American and, accordingly, we are subject to the reporting and other requirements of the United States federal securities laws that apply to foreign private issuers, including the requirement to maintain effective internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires management to perform an annual assessment of our internal control over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

Our internal control over financial reporting may not be adequate, or we may not be able to maintain it as required by SOX. We also may not be able to maintain effective internal control over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our common shares or the market value of our other securities.

We are subject to global geopolitical risks.

In addition to the risks specific to the countries in which we operate, global events such as war and occupation, terrorism, international trade disputes, and related geopolitical risks may lead to increased market volatility and may have adverse short-term and long-term effects on world economies and markets generally. For example, in response to the current conflict between Russia and Ukraine, countries in which we operate have implemented economic sanctions against Russia and/or certain Russian individuals or organizations, and may impose further sanctions or other restrictive actions against governmental or other individuals or organizations in Russia or elsewhere. The effects of disruptive events, including the Israel-Hamas war, could affect the global economy and financial and commodities markets in ways that cannot necessarily be foreseen at the present time. These events could also exacerbate other pre-existing political, social and economic risks, including those described elsewhere in this AIF.

B2GOLD 2025 Annual Information Form

We may record impairment charges or reversals which will adversely affect financial results.

At the end of each reporting period, we assess mineral properties and equipment for impairment indicators and if there are such indicators, then we perform a test of impairment. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units ("CGUs"). These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount but not beyond the carrying amount, net of depreciation and amortization, that would have been determined had no impairment loss been recognized for the asset or cash generating unit in prior years.

The recoverable amounts, or fair values, of our CGUs are based, in part, on certain factors that may be partially or totally outside of our control. Impairment estimates are based on management's assumptions and sensitivity analyses and future outcomes may differ from these estimates.

The ability to pay dividends will be dependent on our financial condition.

Payment of dividends on our common shares is within the sole and absolute discretion of our Board, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with our constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with our lenders, and any other factors that our Board deems appropriate at the relevant time. Although our current practice is to pay a quarterly dividend, there can be no assurance that we will be in a position to declare any future dividends or the amount of any future dividends, including due to the occurrence of one or more of the risks described in this AIF or in documents incorporated by reference herein.

We rely on local counsel and advisors and the experience of our management and Board in foreign jurisdictions.

Outside of Canada, our exploration property interests or material mining interests are located in Mali, Colombia, the Philippines and Namibia. The legal and regulatory requirements in certain of these countries with respect to mineral exploration and mining activities, as well as local business customs and practices, are different from those in Canada. Our officers and directors must rely, to a great extent, on our local legal counsel and local consultants retained by us in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist us with our governmental relations. We must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business customs and practices. We also rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. There can be no guarantee that reliance on such local counsel and advisors and our management and the Board will result in compliance at all times with such legal and regulatory requirements and business customs and practices. Any such violations could result in a material adverse effect on our business, financial condition and results of operations.

B2GOLD 2025 Annual Information Form

We are required to comply with continuing listing standards for our common shares to remain publicly listed on stock exchanges.

We must meet continuing listing standards to maintain the listing of the common shares on the TSX and the NYSE American, including minimum trading price of such common shares. If we fail to comply with listing standards and the TSX or NYSE American delists the common shares, we and our shareholders could face significant material adverse consequences, including: a limited availability of market quotations for the common shares; reduced liquidity for the common shares; a determination that the common shares are "penny stock," which would require brokers trading in the common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the common shares; a limited amount of news about us and analyst coverage; and a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

We are subject to increased costs as a result of being a public company in both Canada and the United States, and management is required to devote substantial time to public company compliance efforts.

Our business is subject to evolving corporate governance and public disclosure regulations that have increased both our compliance costs and the risk of non-compliance, which could adversely impact the market value of our common shares or other securities.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including Canadian and United States securities administrators and regulators, the TSX, the NYSE American and the IASB. These rules and regulations continue to evolve in scope and complexity creating many new requirements. Our efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Our use of derivative contracts to protect against market volatility exposes us to risk of opportunity loss and mark to market fair value adjustments.

The profitability of our operations depends, in large part, upon gold and other commodity prices. Gold and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility and other market factors, the popularity of cryptocurrencies as an alternative investment to gold, and central bank purchases and sales of gold and gold lending. The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

From time to time, we may enter into price risk management contracts to protect against fluctuations in the prices of gold, and changes in the prices of fuel and other input costs. These contracts could include forward sales or purchase contracts, futures contracts, purchased or sold put and call options and other derivative instruments.

B2GOLD 2025 Annual Information Form

There is no assurance that any hedging program or transactions which may be adopted or utilized by us designed to reduce the risk associated with changes in the prices of precious metals, lead, zinc or commodities will be successful.

On December 23, 2024, pursuant to the terms of our Revolving Credit Facility, we completed a gold hedging program structured to achieve a minimum cumulative financial settlement of $220 million relative to an assumed refined gold market price of $1,750/oz and 20% of our forecasted production volumes for fiscal years 2025 and 2026 per the most recent LoM plan consolidated projected gold production and shall maintain such gold hedging program (allowing however for the wind down of the program in the ordinary course) until the earlier of (i) the date such hedging program has achieved a minimum cumulative financial settlement of $220 million and (ii) December 31, 2026.  Although hedging may protect us from an adverse price change, certain hedging strategies may also prevent us from benefiting fully from a positive price change.

The use of derivative instruments can expose us to risk of opportunity loss and may also result in significant mark-to-market fair value adjustments, which may have a material adverse effect on our financial results.

DIVIDENDS

On November 5, 2019, the Company declared its inaugural quarterly dividend of $0.01 per Common Share, and in 2020, over the course of the year, the quarterly dividend payable increased from $0.01 to $0.04 per Common Share. From 2021 to 2024, the Board declared and paid a quarterly dividend to its shareholders of record in the amount of $0.04 per common share (or $0.16 per share on an annualized basis).

On January 13, 2025, the Company announced that it would be reducing its quarterly dividend to $0.02 per Common Share (or $0.08 per Common Share on an annualized basis). On February 19, 2025, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2025, which was paid on March 20, 2025.

On August 28, 2023, we announced the implementation of the DRIP. The DRIP provides our shareholders residing in Canada and the United States (or in certain other eligible jurisdictions) with the opportunity to have the cash dividends declared on all or some of their Common Shares automatically reinvested into additional Common Shares on an ongoing basis. Participation in the DRIP is optional and does not affect shareholders' cash dividends unless they elect to participate in the DRIP. A Form F-3D registration statement was filed with the SEC and became effective upon filing on September 1, 2023.

Our current practice is to pay a quarterly dividend on our Common Shares. The Board expects to declare future dividends quarterly at the same level, in the amount of $0.02 per Common Share (which on an annualized basis would amount to $0.08 per Common Share), and has determined that this anticipated level of quarterly dividend is appropriate based on our current financial performance, liquidity and outlook. Subject to authorization by the Board and compliance with all applicable laws, the record date for future dividends is anticipated to be set in March, June, September and December in each year and the payment date in each case is anticipated to be approximately two weeks from such record date. The exact record date and other details of future dividends, if any, will be announced by us separately at such time any dividend is declared and authorized by the Board.

B2GOLD 2025 Annual Information Form

THE DECLARATION AND PAYMENT OF FUTURE DIVIDENDS AND THE AMOUNT OF ANY SUCH DIVIDENDS WILL BE SUBJECT TO THE DETERMINATION OF THE BOARD, IN ITS SOLE AND ABSOLUTE DISCRETION, TAKING INTO ACCOUNT, AMONG OTHER THINGS, ECONOMIC CONDITIONS, BUSINESS PERFORMANCE, FINANCIAL CONDITION, GROWTH PLANS, EXPECTED CAPITAL REQUIREMENTS, COMPLIANCE WITH OUR CONSTATING DOCUMENTS, ALL APPLICABLE LAWS, INCLUDING THE RULES AND POLICIES OF ANY APPLICABLE STOCK EXCHANGE, AS WELL AS ANY CONTRACTUAL RESTRICTIONS ON SUCH DIVIDENDS, INCLUDING ANY AGREEMENTS ENTERED INTO WITH OUR LENDERS, AND ANY OTHER FACTORS THAT THE BOARD DEEMS APPROPRIATE AT THE RELEVANT TIME. THERE CAN BE NO ASSURANCE THAT ANY DIVIDENDS WILL BE PAID AT THE INTENDED RATE OR AT ALL IN THE FUTURE.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at March 25, 2025, 1,319,720,811 Common Shares and no preferred shares are issued and outstanding.

On January 13, 2025, we announced our intention to implement a normal course issuer bid (NCIB) to purchase up to 5% of our outstanding common shares on the open market through the facilities of the TSX, the NYSE American, other designated exchanges and/or alternative Canadian and U.S. trading systems or by such other means as may be permitted by applicable Canadian and U.S. securities laws, subject to and following receipt of approval by the TSX.

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all shareholder meetings of shareholders and to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the Board and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares. Any alteration of the rights attached to Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

Preferred Shares

Preferred shares without par value may at any time and from time to time be issued in one or more series. The Board may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend our articles to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of our shareholders. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other of our shares ranking junior to the preferred shares with respect to payment of dividends. In the event of our liquidation, dissolution or winding-up, holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and over any of our other shares ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

B2GOLD 2025 Annual Information Form

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares are listed for trading on the TSX under the symbol “BTO”. The following table sets out the market price range and trading volumes of our Common Shares on the TSX for the periods indicated. On March 25, 2025, the closing price of our Common Shares on the TSX was C$4.51 per share.

Year		High (C$)	Low (C$)	Volume (no. of shares)
	March 1 - 25	4.78	3.71	76,892,980
	February	4.17	3.47	73,643,535
2025	January	3.85	3.16	66,816,917
	December	4.01	3.45	49,530,144
	November	4.67	3.70	67,432,399
	October	4.84	4.07	68,379,194
	September	4.63	3.55	100,795,732
	August	4.19	3.23	62,227,064
	July	4.33	3.63	53,142,951
	June	3.87	3.45	57,209,456
	May	4.02	3.37	67,800,537
	April	4.22	3.41	105,247,529
	March	3.68	3.22	80,164,433
	February	3.81	3.18	62,295,853
2024	January	4.28	3.56	62,217,119

Source: TMX Money (https://money.tmx.com/en).

Our Common Shares are listed for trading on the NYSE American under the symbol “BTG”. The following table sets out the market price range and trading volumes of our Common Shares on the NYSE American for the periods indicated. On March 25, 2025, the closing price of our Common Shares on the NYSE American was US$3.17 per share.

Year		High (US$)	Low (US$)	Volume (no. of shares)
	March 1 – 25	3.35	2.56	769,115,508
	February	2.94	2.38	709,971,067
2025	January	2.68	2.20	501,190,127
	December	2.85	2.40	302,091,019
	November	3.36	2.65	274,215,100
	October	3.50	2.97	311,503,053
	September	3.42	2.61	414,528,022
	August	3.04	2.35	269,505,177
	July	3.18	2.65	216,480,852
	June	2.84	2.51	231,191,590
	May	2.99	2.47	205,045,006
	April	3.07	2.49	356,448,556
	March	2.73	2.37	266,355,113
	February	2.85	2.34	164,249,480
2024	January	3.22	2.63	214,426,416

Source: TMX Money (https://money.tmx.com/en).

B2GOLD 2025 Annual Information Form

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, province or state of residence, position held with us, the date of appointment of each of our current directors and executive officers and principal occupation within the immediately preceding five years as of the date of this AIF. Our directors hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and Place of Residence	Current Position with B2Gold	Principal Occupation During Past Five Years
Kelvin Dushnisky Ontario, Canada	Chair and Director since June 23, 2023.	Director of several public companies; formerly Chief Executive Officer and Director of AngloGold Ashanti Limited; and formerly President and Director of Barrick Gold Corporation.
Clive Johnson British Columbia Canada	Chief Executive Officer, President and Director since December 17, 2006.	See current position with B2Gold.
Greg Barnes Ontario, Canada	Director since November 1, 2024.	Corporate Director and prior to November 2024, Managing Director, Head of Mining Equity Research for TD Securities.
Kevin Bullock Ontario, Canada	Director since December 20, 2013.	President, CEO and Director of Signal Gold Inc, formerly Chief Executive Officer and Director of Mako Mining Corp., and Director of several public resource companies.
Liane Kelly Ontario, Canada	Director since January 1, 2020.	Prior to joining the Board, Corporate Social Responsibility consultant to B2Gold; and Director of Amarog Minerals Ltd.
Jerry Korpan London, England	Director since November 20, 2007.	Director of several public natural resource companies.
Thabile Makgala Johannesburg, South Africa	Director since June 23, 2023.	Vice President, HSESC Minerals, Rio Tinto, former mining executive with Impala Platinum Holdings Limited; and former Head of Technical Services with Gold Fields Limited.
Basie Maree Dubai, UAE	Director since November 1, 2024.	Corporate Director and a founding member and Director of the International Cyanide Management Institute for the United National Environmental Program (UNEP).
Lisa Pankratz British Columbia, Canada	Director since January 1, 2023.	Director of several organizations since 2001 including public and private companies and crown corporations.

B2GOLD 2025 Annual Information Form

Name and Place of Residence	Current Position with B2Gold	Principal Occupation During Past Five Years
Robin Weisman Virginia, USA	Director since October 23, 2017.	Prior to joining the Board, Director of various companies, including a public company, a non-profit, and independent member of a private equity firm.
Michael Cinnamond British Columbia, Canada	Senior Vice President, Finance and Chief Financial Officer since April 1, 2014.	See current position with B2Gold.
William Lytle British Columbia, Canada	Senior Vice President and Chief Operating Officer since December 10, 2021.	See current position with B2Gold. Previously, Senior Vice President, Operations from February 5, 2016 to December 10,2021.
Randall Chatwin British Columbia, Canada	Senior Vice President, Legal and Corporate Communications since March 15, 2022.	See current position with B2Gold. Previously, Vice President, Associate General Counsel from September 1, 2019 to March 15, 2022.
Victor King British Columbia, Canada	Senior Vice President, Exploration since October 1, 2022.	See current position with B2Gold. Previously, Vice President, Exploration from July 1, 2020 to October 1, 2022.
Dennis Stansbury Nevada, USA	Senior Vice President, Engineering and Project Evaluations since March 14, 2014.	See current position with B2Gold.

The Board has established four committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee. A copy of the Audit Committee Charter, which prescribes the duties and obligations of the Audit Committee, is attached as Schedule A to this AIF. The composition of the Company's committees as at the date of this AIF is set out in the following table:

Board Committee	Members	Independence Status
Audit Committee	Lisa Pankratz, Chair Jerry Korpan Kevin Bullock Robin Weisman Greg Barnes	Independent Independent Independent Independent Independent

B2GOLD 2025 Annual Information Form

Compensation Committee	Kelvin Dushnisky, Chair Liane Kelly Greg Barnes	Independent Independent Independent
Corporate Governance and Nominating Committee	Robin Weisman, Chair Lisa Pankratz Kelvin Dushnisky	Independent Independent Independent
Sustainability Committee	Liane Kelly, Chair Basie Maree Thabile Makgala Kevin Bullock	Independent Independent Independent Independent

Shareholdings of Directors and Executive Officers

As at March 25, 2025, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 11,015,805 Common Shares, representing approximately 0.83% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors or executive officers is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including B2Gold) that: (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of subsections (a) and (b), "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold: (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including B2Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding B2Gold.

B2GOLD 2025 Annual Information Form

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and/or shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, our directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest, and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with our code of business conduct and ethics, which is applicable to all directors, officers, employees and contractors (a copy of the code can be obtained from our website at www.b2gold.com) and the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by our code of ethics and applicable laws. Our directors and officers are not aware of any such conflicts of interests.

AUDIT COMMITTEE

We have established an Audit Committee, comprised of five independent directors, which operates under a charter approved by the Board. A copy of the Audit Committee Charter is set out in full in Schedule A to this AIF. It is the Board's responsibility to ensure that we have an effective internal control framework. The Audit Committee's primary function is to assist the Board to meet our oversight responsibilities in relation to our financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and our management.

The Audit Committee reviews the effectiveness of our financial reporting and internal control policies and our procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

B2GOLD 2025 Annual Information Form

Composition of the Audit Committee

Our Audit Committee is currently comprised of Lisa Pankratz (Chair), Jerry Korpan, Kevin Bullock, Robin Weisman and Greg Barnes. All members of the Audit Committee are: (i) independent within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110"), which provides that a member shall not have a direct or indirect material relationship with us which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American. The Board has determined that Ms. Pankratz qualifies as an "audit committee financial expert" within the meaning of the applicable United States securities laws.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Lisa Pankratz

Ms. Pankratz is a Fellow of the Institute of Chartered Professional Accountants of British Columbia (FCPA, FCA). She received an Honours Bachelor of Arts in Business Administration from the Richard Ivey School of Business at Western University in 1985, her Chartered Professional Accountant designation (CPA, CA) in 1987, and in 1996 became a Chartered Financial Analyst charter holder. Ms. Pankratz currently serves as a member of the Investment Advisory Committee of Simon Fraser University and is an advisor to the Investment Committee of the Vancouver Foundation. Most recently, she was Chair of the HSBC Independent Review Committee of HSBC Global Asset Management (Canada) Limited, a member of the Board of Sherritt International and Chair of the Board of UBC Investment Management Trust. From 2006 to 2010, Ms. Pankratz served as the President of Mackenzie Cundill Investment Management Ltd. and from 2002 until 2006 as the President, Chief Compliance Officer and Director of Cundill Investment Research Ltd. and the Chief Compliance Officer of The Cundill Group. Ms. Pankratz has over 30 years of experience in the investment industry and capital markets in both executive and advisory capacities, working with multinational and international companies. For over 20 years, she has served as a board member of corporations in the financial services, global media and mining industries. Ms. Pankratz has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

Jerry Korpan

Mr. Korpan has worked in the securities industry since 1978 and was Managing Director of Yorkton Securities, London until December 1999. Mr. Korpan completed financial executive education courses at the City of London Business School in 1996 where he studied accounting and financial analysis and project and infrastructure finance, among other things. From 2002 to 2007, Mr. Korpan served as a director at Bema Gold, and subsequently as Chairman of Mitra Energy until 2016. Mr. Korpan has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

B2GOLD 2025 Annual Information Form

Kevin Bullock

Mr. Bullock graduated from Laurentian University (Sudbury) in 1987 with a B.Eng and has been a registered Professional Mining Engineer in the province of Ontario since 1992. Mr. Bullock is currently President and CEO of Signal Gold Inc. He was previously Mako Mining Corp.'s CEO and prior to that was Volta Resources Inc.'s President and CEO and was the founding President and CEO of Goldcrest (a Volta predecessor company) since its inception in 2002. Mr. Bullock has over 30 years of experience, at senior levels, in mining exploration, mine development and mine operations and has been reviewing financial reports for over 20 years. Mr. Bullock has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

Robin Weisman

Ms. Weisman was most recently the principal investment officer at the IFC in Washington, D.C. While at IFC, her distinguished career included working with projects up to US$9 billion through managing a portfolio of natural resource and chemical projects and advising clients on risk mitigation strategies. Ms. Weisman's most recent position involved leading teams to invest debt and equity in private sector high-growth mining projects in developing countries. During her 22-year career at IFC, she developed a renowned sub-specialty in managing risks through effective corporate social responsibility, and most recently focused her energies on advancing the role of women across the resource development sector. Prior to joining IFC, she worked in increasingly senior roles including the position of vice president at Standard Chartered Bank, concentrating on structured trade financing. In her executive role at Citibank, she specialized in the currencies of emerging markets. Prior to these positions, Ms. Weisman provided financial forecasting and competitive analysis for CBS Television Network. Ms. Weisman holds a Bachelor of Science degree from the University of Illinois and a Master of Business Administration with a concentration in finance and accounting from the University of Chicago, Illinois. Ms. Weisman is a recent graduate of the Institute of Corporate Directors (ICD) in partnership with the Rotman School of Management. Ms. Weisman has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

Greg Barnes

Mr. Barnes has more than 30 years of experience in the global mining industry, providing industry-leading equity research on multiple M&A transactions and mining development projects. Most recently, Mr. Barnes served as Managing Director, Head of Mining Equity Research for TD Securities, joining the company in 2005, and oversaw the North American precious and base metal sectors. Prior to joining TD Securities, Mr. Barnes was Vice President, Mining Analyst at Canaccord Capital, and also at Yorkton Securities. Before beginning his equity research career, Mr. Barnes spent two years with Kennecott Canada, a subsidiary of Rio Tinto, and three years with Falconbridge Ltd., where he was involved in corporate development and marketing. Mr. Barnes also spent several years as an exploration geologist in Northern Ontario and Newfoundland. Mr. Barnes holds a BSc in Geology from Queen's University and a MBA from York University. Mr. Barnes has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

B2GOLD 2025 Annual Information Form

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year has B2Gold relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our auditor for the fiscal year ended December 31, 2024 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

B2GOLD 2025 Annual Information Form

External Auditor Service Fees

The aggregate fees charged by our external auditors, PricewaterhouseCoopers LLP, in each of the last two financial years are as follows:

Financial Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2024	$2,420,987	$159,065	$177,916	$27,615
2023	$1,693,330	$116,251	$263,281	$25,392

Notes:

1. The aggregate audit and review fees incurred (including audit of internal control over financial reporting).

2. The aggregate fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or sustainability assurance, which are not included under the heading Audit Fees.

3. The aggregate fees incurred for tax compliance, tax advice and tax planning services.

4. The aggregate fees incurred for products and services other than as set out under the headings Audit Fees, Audit Related Fees and Tax Fees. These amounts relate to sustainability advisory services, as well as subscriptions to non-company specific training for accounting standards, regulatory requirements, and general business practices.

LEGAL PROCEEDINGS

We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We cannot reasonably predict the likelihood or outcome of these actions. There are no pending or contemplated legal proceedings to which we are a party or of which any of our material properties are the subject that would reasonably be expected to have a material effect on our financial condition or future results of operations. During the last financial year, we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements or any penalty or sanction that would likely be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of our issued Common Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this AIF, or in any proposed transaction, which has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts that we have entered in the financial year ended December 31, 2024 or before the last financial year but are still in effect, other than the Indenture dated as of January 28, 2025 between the Company and

Computershare Trust Company, N.A. as discussed above, which is available under our profile on the

SEDAR+ website at www.sedarplus.ca.

B2GOLD 2025 Annual Information Form

NAMES OF EXPERTS AND INTEREST OF EXPERTS

The following persons have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 - Continuous Disclosure Obligations during, or relating to, our financial year ended December 31, 2024: William Lytle, P.E.; Tom Garagan, P. Geo.; Ken Jones, P.E.; Peter Montano, P.E.; John Rajala, P.E.; Andrew Brown, P. Geo; Michael Johnson, P.Geo;  Michael Meyers, P.Eng; and Ali El Takch, P.Eng.

Each of William Lytle, P.E.; Tom Garagan, P. Geo.; Ken Jones, P.E.; Peter Montano, P.E.; John Rajala, P.E.; Andrew Brown, P. Geo; Michael Meyers, P.Eng.; and Ali El Takch, P.Eng., at the time of or after such person prepared or certified the applicable report, valuation, statement or opinion, (a) held registered or beneficial interests, direct or indirect, in certain of our securities or other property (or securities or other property of one of our associates or affiliates), representing less than one percent of our outstanding securities, and (b) was, or was expected to be, elected, appointed or employed as a director, officer or employee of B2Gold (or of one of our associates or affiliates).

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who has issued a Report of Independent Registered Public Accounting Firm dated February 19, 2025, in respect of our consolidated financial statements as at December 31, 2024 and December 31, 2023 and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2024. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board on auditor independence.

ADDITIONAL INFORMATION

Additional information, including that relating to directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the annual general and special meeting of shareholders held on June 20, 2024.

Additional financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2024, which is available under our profile on the SEDAR+ website at www.sedarplus.ca. Additional information relating to us is available under our profile on the SEDAR+ website at www.sedarplus.ca.

B2GOLD 2025 Annual Information Form

A-1

SCHEDULE A
AUDIT COMMITTEE CHARTER

Effective February 19, 2025

OVERALL PURPOSE/OBJECTIVES

The Audit Committee (the "Committee") of B2Gold Corp. (the "Company") will assist the Board of Directors of the Company (the "Board") in fulfilling its responsibilities.  The Committee will assist the Board in the oversight of: (1) the integrity of the Company's financial statements and other periodic public disclosure documents and the financial reporting process; (2) the Company's compliance with legal and regulatory requirements; the external auditor's qualifications and independence; (3) the audit process; (4) the performance and work of the Company's internal audit function and external auditor and the system of internal controls; (5) the Company's management of risks; (6) and the Company's process for monitoring compliance with laws and regulations and its own Code of Business Conduct and Ethics (the "Code") and policies. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.

The Committee's function is one of oversight. The fundamental responsibility for the Company's financial statements and disclosure rests with management. It is not the duty of the Committee to plan or conduct audits or to certify that the Company's financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Committee performs an oversight function) and the external auditors.

AUTHORITY

• The Board authorizes the Committee, within the scope of its responsibilities, to seek and have access to any information, including Company books and records, it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings, as the Committee deems appropriate.

• The Committee shall receive appropriate funding from the Company, as determined by the Committee, for payment of compensation to the external auditors and to any legal or other advisers employed by the Committee, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

COMPOSITION, PROCEDURES AND ORGANIZATION

• The Committee will be comprised of at least three members of the Board.

• Except as permitted by all applicable legal and regulatory requirements:

o Each member, and in all cases without exception including the Chair, of the Committee shall be "independent" as defined in accordance with Canadian National Instrument 52- 110 - Audit Committee, U.S. securities laws and regulations and applicable stock exchange rules ("Independent");

o Each member of the Committee will be "financially literate" with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements and internal controls.  Additionally, at least one member of the Committee shall have accounting or related financial management expertise and be considered an "audit committee financial expert" within the meaning of the rules promulgated by the U.S. Securities and Exchange Commission and applicable stock exchange rules; and

o None of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

• No member of the Committee shall serve on more than two audit committees of publicly traded companies, other than the Company, at the same time such member serves on this Committee, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on this Committee. Such a determination shall be disclosed by the Company in the manner required by applicable laws, regulations and listing standards.

• The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint a Chair and the other members of the Committee for the ensuing year.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

• The Secretary of the Committee shall be appointed by the Chair, or shall be the Secretary, or the Assistant or Associate Secretary, of the Company or any other individual appointed by the Committee.

• A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

• Meetings shall be held not less than quarterly.  Special meetings shall be convened as required.  On the request of the external auditor, the Chair must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the directors or shareholders.

B2GOLD 2025 Annual Information Form

A-2

• The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

• Notice of each meeting of the Committee shall be given to each member of the Committee and the external auditors.  Subject to the following, notice of a meeting shall be given orally or by letter, electronic mail, telephone facsimile transmission or telephone not less than 48 hours before the time fixed for the meeting.  Notice of regular meetings need state only the day of the week or month, the place and the hour at which such meetings will be held and need not be given for each meeting.  Members may waive notice of any meeting.

• The Committee will, in addition to the external auditors, invite management and such other persons to its meetings as it deems appropriate.  However, any such invited persons may not vote at any meetings of the Committee.

• The Committee will have an in camera session at each meeting (i) with the external auditors without the presence of management (ii) with management without the presence of the auditors, and (iii) with only the Committee members.

• A meeting of the Committee may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

• The majority of the Committee shall constitute a quorum for the purposes of conducting the business of the Committee.  Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

• Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present or by consent resolution in writing signed by each member of the Committee.  A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member votes against such resolution or abstains or is recused from voting.

• A record of the minutes of, and the attendance at, each meeting of the Committee shall be kept.  The approved minutes of the Committee shall be circulated to the Board forthwith.

• The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, or at such other times and in such manner as the Board or the articles of the Company may require or as the Committee in its discretion may consider advisable.

• The Committee will have access to such officers and employees of the Company and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

• The internal accounting and compliance staff, any external accounting consultant(s) and the external auditors of the Company will have a direct line of communication to the Committee and may bypass management if deemed necessary.  The external auditors will report directly to the Committee.

CHAIR RESPONSIBILITIES

The Chair of the Committee shall provide leadership and ensure effective governance and oversight of financial reporting and audit processes, and to ensure adherence to this Charter. The Chair shall:

• Make arrangements for management, the external auditors and such other parties to attend meetings, as appropriate.

• Set an agenda for all meetings after consulting with the Chair of the Board and Committee members and ensuring agenda items are addressed efficiently.

• In consultation with the Chair of the Board and the Corporate Secretary, determine the frequency, dates and locations of meetings.

• Convene and preside over all meetings of the Committee.

• Circulate minutes of all Committee meetings to the Board members and the external auditors.

• Ensure that the Committee has sufficient time and information to make informed decisions.

• Serve as the principal liaison between the Committee and the Board.

• Facilitate open communication and collaboration among Committee members, management, and external auditors.

• Liase with the Chairs of the Sustainability Committee and the Compensation Committee, as appropriate, on matters relevant to the Company's risk management.

• Liase with the Chair of the Compensation Committee on financial measures, including non-IFRS financial measures, and other financial metrics used in executive compensation.

• Carry out any other or special assignments or any functions as may be requested by the Board.

ROLES AND RESPONSIBILITIES

To perform his or her role effectively, each Committee member will obtain an understanding of the functions of the Committee and the responsibilities of Committee membership as well as the Company's business, operations, risks and internal controls and procedures.

The roles and responsibilities of the Committee are as follows, recognizing that the Committee may carry out additional functions and adopt additional policies and procedures as may be necessary in response to evolving business, legislative, regulatory and legal or other conditions:

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A-3

External Audit Process

  Be directly responsible for:
    The selection of the firm of external auditors to be proposed for approval by the shareholders as the external auditors of the Company;
    The oversight of the work of the Company's external auditors; and
    Subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation to be paid to the external auditors.

• Recommend to the Board any change or removal of the external auditors, and in the event of a proposed change of auditor, review all issues relating to the change, including the information to be included in any notice of change of auditor as required under applicable securities laws, and the planned steps for an orderly transition.

• Review and evaluate, at least annually, and oversee the qualifications, independence and performance of the external auditors and the lead audit partner.  Take into account, in such evaluation, the opinions of the Company's management and the Company's internal auditors or other personnel serving the internal audit function.  Obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Public Company Accounting Oversight Board Rule 3526.  Actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.  Assure the regular rotation of the lead audit partner as may be required by law.  Consider whether, in order to assure continuing external auditor independence, there should be regular rotation of the audit firm itself.  The Committee should present its conclusions to the full Board.

• Review and approve the proposed audit plan and the external auditors' proposed audit scope and approach with the external auditor and management and ensure no unjustifiable restriction or limitations have been placed on the scope.

• Ascertain whether any significant financial reporting issues were discussed by management and the external auditor during the fiscal period and the method of resolution, including any major issues regarding accounting principles, including generally accepted accounting principles ("GAAP"), and financial presentation with the external auditor and management.

• Review with the external auditors any audit problems or difficulties and management's response, including any restrictions on the scope of the external auditor's activities or access to required information and any significant disagreements with management.

• Review and resolve any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

• Meet separately, as required, with management, with the internal auditors or other personnel responsible for the Company's internal audit function, and with the external auditors to discuss any matters that the Committee believes should be discussed privately.

• Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

• Review the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow-up to any identified weakness.

• At least annually, obtain, review and discuss a report by the external auditor describing the external auditor's internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to one or more audits carried out by the external auditor, and any steps taken to deal with any such issues.

• Explicitly approve, in advance, all audit and non-audit engagements of the external auditors by the Company or its subsidiaries; provided, however, that non-audit engagements may be approved pursuant to a pre-approval policy established by the Committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Company's management, and (iii) requires that the delegatee or management inform the Committee of each service approved and performed under the policy.  Approval for minor non-audit services is subject to applicable securities laws.

• If it so elects, delegate to one or more members of the Committee the authority to grant such pre-approvals.  The delegatee's decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

Financial Reporting and Disclosures

  Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.
  Determine whether the auditors are satisfied that the financial statements have been prepared in accordance with GAAP.
  Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements, reviewing with management and the external auditor where appropriate.
  Review and discuss the annual financial statements and annual management's discussion and analysis, and the results of the audit with management and the external auditors prior to the submission to the Board for approval and release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.  Such review must occur at a meeting, and not merely by polling or written consent.
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  Review and discuss the interim financial statements and interim management's discussion and analysis with management and the external auditors prior to the submission to the Board for approval and release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.  Such review must occur at a meeting, and not merely by polling or written consent.
  Prior to their submission to the Board and public release, review and discuss any public disclosure concerning audited or unaudited financial information, including pro forma or adjusted  or non-IFRS information or forward-looking financial information (including, without limitation, annual financial statements, interim financial statements, annual or interim management's discussion and analysis, any annual or interim earnings press release, as well as financial information and earnings guidance provided to analysts and rating agencies, any financial outlook or future-oriented financial information, and financial information contained in any prospectus, private placement offering document, annual report, annual information form.

or takeover bid circular) and approve such disclosures for recommendation to the Board for approval.

  Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:
    Actual financial results for the financial period varied significantly from budgeted or projected results;
    GAAP has been consistently applied;
    There are any actual or proposed changes in accounting or financial reporting practice there are any significant, complex and/or unusual events or transactions such as related party transactions or those involving derivative instruments and consider the adequacy of disclosure thereof;
    Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies;
    Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with outside counsel whenever deemed appropriate;
    Be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures; and
    Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

Internal Controls

  Review the terms of reference and effectiveness of the Company's internal audit function, and the working relationship between internal financial personnel and the external auditor, understanding that the purpose of the internal audit function is to provide management and the Committee with ongoing assessments of the Company's risk management processes and system of internal control.
  Review the process under which the Chief Executive Officer and the Chief Financial Officer evaluate and report on the effectiveness of the Company's design of internal control over financial reporting and disclosure controls and procedures.
  Review disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls.
  Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.
  Review the evaluation of internal controls and management information systems by the external auditor, and the Company's internal audit process, together with management's response to any identified weaknesses and obtain reasonable assurance that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.
  Review with management its philosophy with respect to controlling corporate assets and information systems, the staffing of key functions and its plans for enhancements.
  Review and oversee related party transactions, significant financing activities and methods for financing major acquisitions by the Company, and authorize policies and procedures governing investments and assess investment strategies for the Company's cash reserves.

Risk Management

  Generally oversee the Company's management of risk with a view to ensuring that the Company's risks and exposures are being effectively managed, monitored or controlled, by:
    Understanding the Company's risk philosophy as set forth by management and the Board;
    Reviewing the effectiveness of the Company's policies and procedures with respect to risk identification, assessment and management;
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  Reviewing and understanding the Company's major risk exposures, including without limitation financial risks, and whether management is managing these effectively; and
  Reviewing the steps management has taken and management's plans and programs to monitor and control such exposures.
  To the extent that risks relate to occupational health and safety, environmental, social and security matters or compensation matters, the Committee shall coordinate its oversight with the Sustainability Committee and the Compensation Committee, respectively.
  Review and assess the effect of relevant regulatory initiatives and trends relevant to enterprise risk management.
  Review and approve the Company's financial risk management programs, including any significant commodity, currency or interest rate hedging programs, and making recommendations to the Board with respect to such strategies.
  Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.
  Review and oversee the Company's cybersecurity, privacy, technology and data security controls, including related risks and risk mitigation measures.
  Review and assess the adequacy of insurance coverage for the Company, including directors' and officers' liability coverage.
  Review and approve for recommendation to the Board, together with the Sustainability Committee (as it relates to occupational health and safety, environmental, social and security matters), the risk disclosure and management sections of the annual report to shareholders, the annual information form, prospectuses and other public reports or documents requiring approval by the Board, and report to the Board with respect thereto.

Compliance

  Obtain regular updates from management and the Company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.
  Obtain updates from the Disclosure Committee of the Company from time to time regarding the operation of the Company's Disclosure, Confidentiality and Insider Trading Policy.
  Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
  Establish a procedure with regards to:
    Confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and
    Receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters
  Monitor compliance with the Code, and if circumstances arise, review, institute investigations of and oversee the resolution of reported violations, in accordance with the Code.
  Review, institute investigations of and oversee the resolution of reported violations of or reported complaints under, and administer such other matters as required pursuant to, the Company's Anti-Corruption Policy and Whistleblower Policy.
  If it deems necessary, institute special investigations and, if it deems appropriate, hire special counsel or other experts or advisors (at the Company's expense) to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such special counsel, consultant or advisors, including the sole authority to set the compensation to be paid to such special counsel or other experts or advisors and other retention terms for such persons.
  Prepare any reports of the Committee that are required by applicable laws, regulations or stock exchange rules.

GENERAL

In addition to the foregoing, the Committee will:

  Report regularly to the Board on any significant matters arising from the Committee's activities, including, to the extent the Committee deems appropriate, any issues that arise with respect to the quality and integrity of the Company's financial statements and related disclosure documents, the Company's compliance with legal or regulatory requirements, the qualification and independence of the external auditor and the performance of the internal audit function and external auditor.
  At least annually, assess the Committee's performance of the duties specified in this charter and report its finding(s) to the Board.
  Review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.
  Perform such other duties as may be assigned to it by the Board from time to time or as may be required by any applicable stock exchanges, regulatory authorities or legislation.
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